SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Marketletter 4Q16 Annex

Version 1.0
03/27/2017

Eletrobras

Marketletter 4Q16

Summary

	Page
IV. Eletrobras Companies Information	03
V. Market Data of Eletrobras Companies	83
VI. Generation Data	84
VII. Transmission Data	96
VIII. Distribution Data	125
IX. Employees	129
X. Investments	130
XI. SPEs Data	146

Conference Call in Portuguese
March 29th
2:00PM (GMT)
1:00 PM (New York time)
6:00 PM (London time)
Phone:(11) 3137-8030

Conference Call in English
March 29th
2PM (GMT)
11:00 AM (New York time)
4AM (London time)
Phone:(11) 3137-8030

IR Contact:
Ombudsman-ri@eletrobras.com
www.eletrobras.com/elb/ri
Tel: (55) (21) 2514-6333

Preparation of the Report to Investors:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Markets Department
Bruna Reis de Arantes
Andreia Theobaldo
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Mariana Lera de Almeida

Intern:
Daniel Pinto Cabral
Claudiano
Gleyzer Bruno de Souza

Get to know the Eletrobras **IR Ombudsman**, an exclusive platform for receiving and forwarding suggestions, complaints, and requests from protesters regarding the securities market on our Investor Relations website.

NÍVEL 1 BOVESPA BRASIL ELET3 & ELET6
LATIBEX XELTO & XELTB
EBR & EBR.B LISTED NYSE
Índice de Sustentabilidade Empresarial ISE 2017
Pacto Global Rede Brasileira

Marketletter 4Q16

IV. Eletrobras Companies Information

IV.1 Financial Statements with Consolidation Purposes

The financial statements presented below have been adjusted for standardization purposes and to to reflect the Eletrobras consolidated statements.

ASSETS 12/31/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
CURRENT
Cash and Cash Equivalent	35,220	140,399	36,843	8,992	499	15,323	56,007	23,622
Clients (Consumers and Resellers)	729,397	336,115	207,965	1,173,997	-	266,715	95,501	200,006
Financing and Loans	572	827	-	-	-	-	-	-
Marketable Securities	665,790	19,696	54,807	277,086	54,382	14,921	-	77,693
Dividends to Receive (Remuneration of Equity Participations)	105,888	62,548	8,259	-	2,006	-	-	-
Deferred Fiscal Assepts (Tax and Contributions)	34,817	5,599	8,098	246,540	3,193	16,080	4,171	417
Income Tax and Social Contribution	84,534	99,838	15,235	-	-	116,621	-	-
Derivatives	-	-	-	127,808	-	-	-	-
Reimbursement Rights	-	-	-	-	-	-	39,224	-
Linked Deposits	-	15,561	1,908	-	-	-	-	2,470
Stored Materials	29,233	76,647	35,042	117,835	-	79,247	31,065	6,415
Amounts to Receive - 12,783/2013 Law	-	-	-	-	-	-	-	-
Nuclear Fuel Storage	-	-	-	-	-	455,737	-	-
Financial Assept	1,164,416	1,314,991	310,005	784,702	-	-	-	-
Hydrological risk	82,393	-	2,007	12,640	-	-	-	12,495
Others	2,932,260	2,072,221	680,169	2,749,600	60,080	964,644	225,968	323,118
CURRENT TOTAL	3,281,786	2,391,069	855,882	3,314,950	61,562	1,034,728	228,851	329,899

NON-CURRENT

LONG-TERM ASSET
Financial Assept – Itaipu (Parent Company)	-	-	-	-	-	-	-	-
Fuel Consumption Account (Parent Company)	-	-	-	-	-	-	-	-
Dividends to Receive (Equity Participation Remuneration)	-	-	-	-	-	-	-	-
Clients (Consumers and Resellers)	569,146	368	736,492	177,788	-	-	-	-
Financing and Loans - principal	760	-	-	-	-	-	-	-
Marketable Securities	-	1,639	42	258	-	-	-	-
Diferred Fiscal Assept (Taxes and Contributions)	-	187,637	4,167	36,563	-	-	24,780	-
Income Tax and Social Contribution	-	-	-	839,708	-	-	-	-
Derivatives	-	-	-	100,965	-	-	-	-
Reimbursement Rights	-	-	-	-	-	-	-	-
Linked Deposits	825,378	1,120,173	144,919	449,997	-	88,546	10,061	78,600
Financial Assept	20,053,613	10,882,202	2,987,562	8,877,423	-	675,269	-	-
Financial Assept – Indemnitiable Concessions (Generation)	1,219,934	726,355	-	-	-	-	-	-
Advance for equity participation	98,987	456,355	1,061,904	670	-	-	-	-
Hydrological risk	251,130	-	22,580	183,200	-	-	-	767
Others	559,773	234,611	210,731	2,264,198	1,482	496,004	178,707	9,071
LONG-TERM ASSET TOTAL	23,578,721	13,609,340	5,168,397	12,930,770	1,482	1,259,819	213,548	88,438

INVESTIMENTS	6,292,227	5,291,992	2,504,708	4,293,873	154,379	-	-	-

FIXED ASSET	5,723,725	1,506,582	2,932,739	6,790,543	28	5,215,112	1,126,206	1,982,813

INTANGIBLE ASSET	124,103	60,670	197,744	86,618	19	65,146	2,293	5,357

NON-CURRENT ASSET TOTAL	35,718,776	20,468,584	10,803,588	24,101,804	155,908	6,540,077	1,342,047	2,076,608

TOTAL ASSET	39,000,562	22,859,653	11,659,470	27,416,754	217,470	7,574,805	1,570,898	2,406,507

Marketletter 4Q16

LIABILITIES 12/31/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	340,397	313,138	127,488	547,870	-	879,286	170,016	33,292
Loans and Financing - principal	1,540,775	911,942	750,863	892,913	-	300,646	371,145	397,927
Loans and Financing - charges	168,055	15,031	205,454	51,474	-	26,281	6,818	43
Bonds	-	-	-	12,442	-	-	-	-
Tax and Social Contributions	289,619	108,562	39,300	109,502	163	79,903	17,492	123,039
Income Tax and Social Contribution	65,499	7,621	222	25,167	68	-	-	20,797
Derivatives	-	-	-	332	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	60,504	-	-	-	-
Shareholders Remuneration (dividends to pay)	300,000	-	90,644	973	8,465	-	85,432	-
Estimated Obligations	176,315	218,630	85,432	339,681	348	86,463	14,781	22,764
Provisions for Contingencies	-	-	-	-	300	-	326,364	-
Post-Employment Benefit (Complementary Pension Fund)	9,032	27,727	6,833	-	-	2,853	-	-
Leasing	-	-	-	-	-	-	-	-
Onerous Contracts	-	-	-	14,245	-	-	-	-
Concessions to Pay - UBP	1,676	-	2,466	-	-	-	-	-
Sector Charges (statutory tax)	76,435	72,717	46,669	299,617	-	12,221	167	6,218
Others	446,539	339,822	297,514	859,736	2,696	275,029	36,618	33,695
CURRENT TOTAL	3,414,342	2,015,190	1,652,885	3,214,456	12,040	1,662,682	1,028,833	637,775

NON-CURRENT
Shareholders Remuneration (dividends to pay)	-	-	-	-	-	-	-	-
Suppliers	-	-	-	168,867	-	-	16,555	-
Loans and Financing - principal	9,235,237	1,277,036	3,482,177	4,175,765	-	7,391,903	2,302,480	1,336,505
Bonds	-	-	-	188,933	-	-	-	-
Tax and Social Contributions	505,290	20,477	-	135,016	-	18,173	-	-
Income Tax and Social Contribution	4,604,284	3,052,301	313,109	-	15,352	-	-	-
Derivatives	-	-	-	43,685	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	592,215	-	-	-	-
Estimated Obligations	31,419	37,050	2,822	7,162	-	60,467	818	-
Provisions for Contingencies	857,374	1,839,391	143,911	810,087	-	165,818	-	58,588
Provision for uncovered liability in invested company	-	-	311,009	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	148,585	1,391,907	269,396	16,303	-	34,912	71,699	477
Leasing	-	-	-	-	-	-	-	-
Provision for Onerous Contracts	652,457	279,907	-	376,700	-	1,350,241	-	-
Concessions to Pay - UBP	35,099	-	28,238	-	-	-	-	-
Sector Charges (statutory tax)	131,833	344,254	-	-	-	-	19,777	-
Obligations for assept demobilization (Nuclear Power Plants)	-	-	-	-	-	1,402,470	-	-
Advance for future capital Increase	49,777	-	3	-	-	-	483,857	-
Others	101,714	4,284	41,312	2,254,143	1,453	-	-	531,198
NON-CURRENT TOTAL	16,353,069	8,246,607	4,591,977	8,768,876	16,805	10,423,984	2,895,186	1,926,768

STOCKHOLDERS’ EQUITY
Social Capital	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	-
Capital Reserves	5,053,045	4,916,199	-	-	-	-	-	-
Profit Reserves	9,168,995	-	1,226,691	3,878,215	27,652	-	2,596	-
Additional Dividend Purposed	-	-	-	-	-	-	-	-
Profit/Losses Accumulated	-	(267,407)	-	-	-	(10,952,863)	(3,090,917)	(247,523)
Others Comprehensive Income	(1,502,854)	(1,820,879)	(184,828)	(22,616)	42,919	(166,256)	(110,310)	-
Non-controlling shareholders Participation	(17,189)	15,990	15,079	-	-	-	-	-

STOCKHOLDERS’ EQUITY TOTAL	19,233,151	12,597,856	5,416,168	15,431,862	188,625	(4,511,861)	(2,353,121)	(247,523)

LIABILITIES AND STOCKHOLDERS’ EQUITY TOTAL	39,000,562	22,859,653	11,661,030	27,415,194	217,470	7,574,805	1,570,898	2,317,020

Marketletter 4Q16

STATEMENT OF INCOME 12/31/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

Operational Revenues	19,799,277	12,754,264	3,201,752	8,706,691	388	2,547,185	634,350	350,952

Electric Energy Supply	3,575,677	151,109	-	3,007,453	-	2,894,409	714,389	567,736
Electric Energy Supply - Generation	22,594	846,687	495,309	1,120,330	-	-	-	-
Short Term Electric Energy	230,088	55,073	256,870	385,152	-	-	-	-
Renewed Plants Operation and Maintenance Revenue	836,554	1,326,561	-	15,584	-	-	-	-
Construction Plants Revenue	(12,158)	30,097	-	-	-	-	-	-
Renewed Lines Operation and Maintenance Revenue	-	-	-	-	-	-	-	-
Revenue from Operation and Maintenance of Renewed Lines	1,149,175	938,205	612,085	447,197	-	-	-	-
Receita de Operação e Manutenção de Linhas renovadas	35,511	70,534	120,377	13,269	-	-	-	-
Construction Revenue - Transmission	318,890	552,736	92,163	210,914	-	-	-	-
FINANCIAL - RETURN OF INVESTMENT	14,228,062	9,437,203	1,773,270	3,967,726	-	-	-	-
Other Operating Income	192,455	43,242	37,604	350,335	388	123	3,692	-

Operational Revenue Deductions	(777,571)	(697,183)	(185,926)	(811,269)	-	(347,347)	(83,731)	(216,784)
Operational Expenses	(4,709,460)	(6,251,316)	(1,460,903)	(5,132,948)	(6,918)	(6,346,306)	(1,281,763)	(4,709,460)

Personnel, Material and Services	(2,042,497)	(1,279,217)	(537,344)	(1,682,743)	(4,270)	(974,026)	(267,629)	(171,037)
Investigation Findings	(2,644)	-	-	-	-	(141,313)	-	(67,166)
Energy Purchased for Resale	(562,175)	(342,197)	(264,124)	(182,469)	-	-	(223,785)	(452,223)
Charges on eletric grid Usage	(496,049)	(673,051)	(26,135)	(523,686)	-	(93,908)	(43,875)	(9,098)
Construction	(306,732)	(582,833)	(92,163)	(210,914)	-	-	-	-
Fuel used to produce electric energy	(409,077)	(7,803)	-	(3,717)	-	(371,902)	(63,939)	226,514
Remuneration and Reimbursement (Royalties – Hydric Resources)	(167,296)	(9,332)	(12,590)	(170,518)	-	-	-	(2,966)
Depreciation and Amortization	(280,276)	(101,753)	(181,249)	(461,730)	(26)	(397,637)	(72,983)	(63,246)
Operating Provisions	(130,693)	(2,996,350)	(313,184)	(1,645,803)	(1,243)	(4,249,259)	(554,389)	76,278
Others	(312,021)	(258,780)	(34,114)	(251,368)	(1,379)	(118,261)	(55,163)	80,619

OPERATING RESULT BEFORE FINANCIAL RESULT	15,089,817	6,502,948	1,740,849	3,573,743	(6,530)	(3,799,121)	(647,413)	(31,373)

FINANCIAL REVENUES (EXPENSES)

Revenue from financial investments	88,767	58,370	37,617	100,497	8,989	3,168	7,547	15,485
Interest, Commission and Rates revenue (loans and financing)	65,121	-	-	-	-	-	-	-
Debt Charges	(1,062,093)	(200,688)	(498,125)	(632,081)	-	(94,865)	(416,970)	(247,829)
Charges – shareholders remuneration	-	-	(5,418)	-	-	-	(10,504)	-
Moratorium Increase on electric energy	16,583	94,168	-	(5,661)	-	-	-	-
Net Monetary Updates	(101,338)	34,824	(15,952)	242,633	-	(7,262)	2,621	(31,630)
Net Exchange Updates	87,628	-	48,008	82,885	-	(50,338)	107	-
Others Financial Revenues	80,954	81,733	107,815	42,723	-	37,610	1,439	7,261
Others Financial Expenses	(156,199)	(53,526)	(98,132)	(44,416)	(931)	(164,868)	(10,036)	(24,306)
Derivatives	-	-	-	218,714	-	-	-	-

FINANCIAL RESULT	(980,577)	14,881	(424,187)	5,294	8,058	(276,555)	(425,796)	(281,019)

EQUITY PARTICIPATION RESULT	(184,704)	456,751	240,485	144,074	34,861	-	-	-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	13,924,536	6,974,580	1,557,147	3,723,111	36,389	(4,075,676)	(1,073,209)	(312,392)

Income Tax and Social Contribution and Fiscal Incentives Revenue	(4,473,780)	(2,989,197)	(448,055)	(534,270)	(880)	-	-	(37,858)

RESULT BEFORE EQUITY PARTICIPATIONS	9,450,756	3,985,383	1,109,092	3,188,841	35,509	(4,075,676)	(1,073,209)	(350,250)

Minority Participation	-	-	-	-	-	-	-	-
NET PROFIT OF THE PERIOD	9,450,756	3,985,383	1,115,332	3,524,141	35,787	(4,075,676)	(1,073,209)	(350,250)

Marketletter 4Q16

CASH FLOW 12/31/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities	13,924,536	6,974,580	1,557,147	3,723,111	(4,075,676)	(1,073,209)	36,389	(312,392)
Profit (loss) before income tax and social contribution
Depreciation and Amortization	280,276	101,753	181,249	461,730	397,637	77,924	26	63,246
Net monetary variation	126,510	-	15,952	(242,633)	7,262	(2,621)	-	31,381
Net exchange variation	(93,328)	(34,824)	(48,008)	(82,885)	50,338	(107)	-	-
Financial Charges	1,127,420	200,688	409,561	632,081	94,865	411,684	-	247,829
Equity Result	184,704	(456,751)	(240,485)	(144,074)	-	-	(34,861)	-
Provision for uncovered liability	-	-	-	-	-	-	-	-
Provision for doubtful credit liquidation	23,868	110,711	555	336,210	3,225	-	-	-
Provisions for contingencies	122,270	287,179	27,129	(19,016)	8,276	303,451	57	3,906
Provision for staff realignment	-	-	-	-	-	-	-	-
Provision for loss with Investments	-	278,613	-	863,860	-	-	1,186	-
Provision for reduction on recoverable amount of Investment	26,046	2,232,115	246,550	258,644	2,885,939	236,126	-	(85,809)
Provision for onerous contracts	(350,441)	32,895	-	142,490	1,350,241	-	-	-
Provision for loss with Financial Assept	-	-	-	-	-	-	-	-
Global reversal reserve charges	-	-	-	-	-	-	-	-
Adjustment to Present Value / Market Value	-	-	2,718	-	84,083	-	-	-
Minority Participation in Result	18,239	-	-	-	-	-	-	-
Charges on Shareholders funds	-	-	5,418	-	-	10,504	-	-
Financial Assept Revenue	(14,228,062)	(9,521,652)	(1,773,270)	(3,967,726)	-	-	-	-
Derivatives	-	-	-	218,714	-	-	-	-
Others	76,895	181,182	(678,993)	(792,732)	396,860	(4,683)	-	52,209
(Increase) decrease on operating assept/liability	317,724	(11,573)	201,594	54,696	(443,015)	(34,193)	(2,315)	92,697

Cash from Operating Activities	1,556,657	374,916	(92,883)	1,442,470	760,035	(75,124)	482	93,067

Payment of financial charges	(1,312,298)	(182,383)	(242,223)	(346,909)	(214,290)	(28,136)	-	(96,806)
Payment of charges of global reversal reserve	-	-	-	-	-	-	-	-
Financial charges receivable	312	-	222	-	-	-	-	-
Remuneration from equity investments received	174,796	85,805	2,894	55,612	-	-	6,548	-
Annual allowed Revenue Receiving (Financial Assept)	271,998	(320,831)	960,752	464,211	-	-	-	-
Financial Assept Indemnities Receiving	-	-	-	-	-	-	-	-
Payment of income tax and social contribution	(252,424)	(16,720)	(1,160)	(539,616)	(116,621)	-	(880)	-
Complementary pension fund payment	(65,734)	(120,161)	(6,490)	-	-	-	-	-
Payment of lawsuit contingencies	-	(108,324)	-	(98,289)	-	-	-	-
Lawsuit Deposits	(218,738)	(59,256)	2,433	43,424	(5,541)	(5,014)	-	(5,830)

Net Cash from Operating Activities	154,569	(346,954)	623,545	1,020,903	423,583	(108,274)	6,149	(9,569)

Financing Activities
Loans and financing obtained	1,746,621	652,974	748,371	757,180	611,000	-	-	180,334
Loans and financing payable - principal	(843,852)	(340,165)	(953,013)	(701,258)	(160,733)	(74,804)	-	(20)
Payment to Shareholders	-	-	(3,125)	-	-	-	(5,361)	-
Payment of refinancing of taxes and contributions - Principal	(102,464)	-	(18,633)	-	-	-	-	-
Global Reversion Reserve Replacement	-	-	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	(182,564)	7	-	-	241,824	-	-
Others	-	-	-	-	-	-	127	-
Net Cash from Financing Activities	800,305	130,245	(226,393)	55,922	450,267	167,020	(5,234)	180,314

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	32,596	-	-	-	-	-	-	-
Acquisition of property, unit and equipment	(106,531)	(238,168)	(101,223)	(48,233)	(947,389)	(6,754)	(10)	(185,293)
Acquisition of intangible assepts	(13,051)	(4,410)	(4,471)	(1,608)	(13,383)	(1,175)	-	-
Acquisition of concession assepts	(304,595)	-	(87,964)	(249,661)	-	-	-	-
Concession for advance of future capital increase	(75,081)	-	(284,437)	(80,614)	-	-	-	-
Acquisition/Contribution of capital in equity participation	(1,053,830)	(243,662)	(127,483)	(1,260,622)	-	-	(5,794)	-
Concession for Future Capital Increase	-	-	-	-	-	-	-	-
Others	588,739	469,481	211,779	502,272	95,361	-	-	-

Net Cash from investments activities	(931,753)	(16,759)	(393,799)	(1,138,466)	(865,411)	(7,929)	(5,804)	(185,293)

Increase (decrease) in cash and cash equivalents	23,121	(233,468)	3,353	(61,641)	8,439	50,817	(4,888)	(14,548)
Cash and cash equivalent – beginning of period	12,099	373,867	33,490	70,633	6,884	5,190	5,388	38,170
Cash and cash equivalent – end of period	35,220	140,399	36,843	8,992	15,323	56,007	499	23,622
	23.121	(233.468)	3.353	(61.641)	8.439	50.817	(4.889)	(14.548)

Marketletter 4Q16

ASSETS 12/31/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE
ASSETS

CURRENT	-	-	-	-	-	-	-
Cash and Cash Equivalent	12,099	373,867	33,490	70,633	5,388	6,884	5,190
Clients (Consumers and Resellers)	750,162	378,379	197,710	1,096,661	-	108,388	86,540
Financing and Loans	1,822	3,214	1,460	-	-	-	-
Marketable Securities	1,193,743	487,871	42,048	1,064,934	64,053	151,413	-
Dividends to Receive (Equity Participation Remuneration)	138,384	33,846	2,745	-	39	-	-
Deferred Fiscal Asset (tax and contribution)	9,646	19,315	10,830	179,254	3,919	21,715	1,265
Income tax and Social Contribution	295,105	168,865	39,897	-	-	41,259	-
Derivatives	-	-	-	21,307	-	-	-
Reimbursement Right	-	-	-	-	-	-	46,930
Linked Deposit	-	11,010	48,137	-	-	-	-
Stored Material	26,283	83,478	38,240	108,470	-	93,113	29,318
Amounts to Receive Law 12,783/2013	-	-	-	-	-	-	-
Nuclear Fuel Storage	-	-	-	-	-	402,453	-
Financial Asset	-	114,207	52,357	363,411	-	-	-
Regulatory Asset (Installment A - CVA)	-	-	-	-	-	-	-
Others	235,996	356,703	487,623	288,013	5,152	81,793	1,838
CURRENT TOTAL	2,663,240	2,030,755	954,537	3,192,683	78,551	907,018	171,081

NON-CURRENT
Fuel Consumption Account – CCC (Parent Company	-	-	-	-	-	-	-
Dividends Receivable (Compensation of shareholdings)	-	-	-	-	-	-	-
Clients (Consumers and Resellers)	496,537	4,986	628,315	7,057	-	-	-
Financing and Loans - principal	1,333	795	2,793	-	-	-	-
Marketable Securities	-	2,945	42	240	-	-	-
Deferred Fiscal Asset (tax and contribution)	-	175,844	4,569	18,372	2,192	-	33,659
Income tax and Social Contribution	-	-	112,261	1,309,948	-	-	-
Derivatives	-	-	-	25,004	-	-	-
Reimbursement Right	-	-	-	-	-	-	-
Linked Deposit	617,995	1,023,037	180,001	480,481	54	59,442	5,048
Financial Asset	8,177,304	5,009,346	1,643,371	5,741,981	-	-	-
Nuclear fuel stock	-	-	-	-	-	578,425	-
Advances for equity interest	44,099	348,887	781,467	37,079	-	-	-
Regulatory Asset (Portion A - CVA)	-	-	-	-	-	-	-
Others	758,138	193,955	129,194	2,382,736	-	516,390	142,196
LONG-TERM ASSET TOTAL	10.095.406	6.759.795	3.482.013	10.002.898	2.246	1.154.257	180.903

INVESTIMENTS	6.055.103	4.458.421	2.130.270	3.805.382	90.267	-	-

FIXED ASSET	5.858.154	1.464.775	3.299.552	7.169.916	37	6.941.630	1.432.885

INTANGIBLE	132.857	63.945	220.817	95.562	28	60.272	1.749

NON-CURRENT TOTAL	22.141.520	12.746.936	9.132.652	21.073.758	92.578	8.156.159	1.615.537

ASSET TOTAL	24.804.760	14.777.691	10.087.189	24.266.441	171.129	9.063.177	1.786.618

Marketletter 4Q16

LIABILITIES 12/31/2015	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE
CURRENT
Compulsory Loan (Parent Company)	-	-	-	-	-	-	-
Fuel Consumption Account - CCC (Parent Company)	-	-	-	-	-	-	-
Suppliers	-	-	-	-	-	-	-
Loans and Financing - principal	747,019	384,549	206,997	587,433	-	703,358	232,394
Loans and Financing - charges	741,474	283,037	742,802	572,648	-	197,590	322,320
Bonds	104,304	15,001	68,559	29,861	-	19,615	16,800
Taxes and Social Contribution	-	-	342,671	14,555	-	-	-
Income Tax and Social Contributions	330,216	111,435	60,340	103,776	173	75,892	33,146
Derivatives	137,993	6,235	86	239,289	45	-	-
Reimbursement Obligations	-	-	-	1,748	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	54,832	-	-	-
Shareholders Remuneration (dividends to pay)	-	-	39,412	51,438	1,249	-	74,928
Estimated Obligations	156,255	196,595	81,955	245,395	316	79,011	13,531
Provisions for Contingencies	-	-	-	-	300	-	47,080
Post Employment Benefit (Complementary Pension Fund)	8,005	25,876	6,422	-	-	2,529	-
Leasing	-	-	-	-	-	-	-
Onerous Contracts	-	-	-	9,073	-	-	-
Concessions to Pay - UBP	1,616	-	2,304	-	-	-	-
Sector Charges (statutory taxes)	139,535	127,649	42,691	293,778	-	381	2,416
Regulatory Assept (Installment A - CVA)	-	-	-	-	-	-	-
Others	393,143	154,748	166,452	1,254,088	14,229	70,511	28,384
CURRENT TOTAL	2,759,560	1,305,125	1,760,691	3,457,914	16,312	1,148,887	770,999

NON-CURRENT
National Treasury Credits (Parent Company)	-	-	-	-	-	-	-
Remuneration to Shareholders (dividends to pay)	-	-	-	-	-	-	-
Compulsory Loan (Parent Company)	-	-	-	-	-	-	-
Fuel Consumption Account (Parent Company)	-	-	-	-	-	-	-
Reversion Global Reserve - RGR (Parent Company)	-	-	-	-	-	-	-
Suppliers	-	-	-	332,556	-	-	18,920
Loans and Financing - principal	8,879,348	1,152,608	3,221,455	4,386,224	-	6,610,890	2,074,115
Bonds	-	-	-	205,248	-	-	-
Taxes and Social Contribution	594,695	19,859	29,283	-	-	-	-
Income Tax and Social Contributions	194,375	65,070	-	-	11,062	-	-
Derivatives	-	-	-	78,521	-	-	-
Reimbursement Obligations	-	-	-	659,082	-	-	-
Advance to clients (Early Energy Sale)	46,022	66,845	6,182	15,270	-	58,143	1,262
Estimated Obligations	735,104	1,660,536	95,081	1,233,616	-	179,704	-
Provisions for Contingencies	-	-	257,906	-	-	-	-
Provision for uncovered liabilities on invested companies	183,289	1,130,958	183,354	25,591	-	33,678	7,112
Post Employment Benefit (Complementary Pension Fund)	-	-	-	-	-	-	-
Leasing	1,002,898	247,012	-	239,382	-	-	-
Provision for Onerous Contracts	35,494	-	24,150	-	-	-	-
Concessions to Pay - UBP	113,210	260,893	-	-	-	-	4,333
Sector Charges (statutory taxes)	-	-	-	-	-	1,201,186	-
Obligations for assept demobilization (Nuclear Power Plant Demobilization)	43,649	-	52	-	-	-	120,505
Advance for future Capital Increase	-	-	-	-	-	-	-
Regulatory Liability (Installment A - CVA)	1	4,571	107,081	1,655,234	-	182,277	-
Others	11,828,085	4,608,352	3,924,544	8,830,724	11,062	8,265,878	2,226,247
NON-CURRENT TOTAL	-	-	-	-	-	-	-

SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
Social Capital	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510
Capital Reserves	5,123,332	4,916,199	-	-	-	-	-
Profit Reserves	-	-	160,825	394,354	478	-	2,596
Additional Dividend Purposed	-	-	-	30,210	3,746	-	-
Profit/Losses accumulated	(70,287)	(4,252,682)	-	-	-	(6,877,187)	(2,017,708)
Others Comprehensive Income	(1,368,105)	(1,569,138)	(129,475)	(26,146)	21,476	(81,659)	(41,026)
Non-controlling shareholders remuneration	1,021	15,882	14,500	-	-	-	-

SHAREHOLDERS’ EQUITY TOTAL	10,217,115	8,864,214	4,405,076	11,974,681	143,754	(351,588)	(1,210,628)

LIABILITY AND SHAREHOLDERS’ EQUITY TOTAL	24,804,760	14,777,691	10,090,311	24,263,319	171,128	9,063,177	1,786,618

Marketletter 4Q16

STATEMENT OF INCOME 12/31/2015	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	AMAZONAS GT

Operational Revenue	6,570,320	4,039,862	1,623,168	5,949,050	-	1,902,329	374,637	179,079

Supply (sell) of Electric Energy	4,048,430	139,221	-	3,904,711	-	2,160,585	425,114	258,968
Supply of Electric Energy - Generation	15,445	1,185,628	379,610	1,206,994	-	-	-	-
Short Term Electric Energy	507,223	223,285	318,978	91,634	-	-	-	-
Renewed Plants Operation and Maintenence Revenue	667,939	1,199,485	-	15,213	-	-	-	-
Construction Plants Revenue	41,804	50,953	-	-	-	-	-	-

Financial Effect Itaipu (Parent Company)	1,035,452	863,938	574,905	450,255	-	-	-	-
Renewed Lines Operation and Maintenence Revenue	32,698	55,449	92,286	10,939	-	-	-	-
Construction Revenue - Transmission	633,203	949,042	181,682	313,689	-	-	-	-
Financial – Return on Investment	215,840	81,743	205,247	335,257	-	-	-	-
Others Operational Revenue	196,760	25,509	45,057	364,631	-	411	3,467	-

Deductions to Operational Revenue	(824,474)	(734,391)	(174,597)	(744,273)	-	(258,667)	(53,944)	(79,889)

Operational Expenses	(5,434,531)	(4,680,061)	(1,560,434)	(5,535,640)	(4,996)	(6,891,807)	(671,999)	(286,477)

Personnel, Materials and Services	(2,027,964)	(1,178,261)	(495,876)	(1,459,146)	(3,951)	(1,020,310)	(270,477)	(84,943)
Electric Energy Purchased for Resale	(457,343)	(346,350)	(224,560)	(629,974)	-	-	(84,877)	-
Charges on Electric Energy usage grid	(468,948)	(673,906)	(16,805)	(512,921)	-	(83,793)	(39,019)	(3,902)
Construction	(675,007)	(999,995)	(181,682)	(313,689)	-	-	-	-
Fuel used to produce electric energy	(520,272)	(176,425)	-	(175,794)	-	(286,951)	(78,101)	95,182
Remuneration and Reimbursement (Royalties – Hydric Resources Usage)	(105,816)	(9,691)	(12,902)	(213,526)	-	-	-	(2,739)
Depreciation and Amortization	(244,517)	(106,565)	(118,651)	(425,477)	(26)	(367,981)	(76,009)	(31,711)
Operational Provisions	(649,796)	(1,003,996)	(453,919)	(1,678,268)	(188)	(5,037,026)	(101,082)	(257,825)
Others	(284,868)	(184,872)	(56,039)	(126,845)	(831)	(95,746)	(22,434)	(539)

OPERATING RESULT BEFORE FINANCIAL RESULT	1,135,789	(640,199)	62,734	413,410	(4,996)	(4,989,478)	(297,362)	(107,398)

FINANCIAL (EXPENSES) REVENUES

Revenue from Financial Investments	141,269	138,114	37,311	173,011	7,513	2,138	121	5,099
Interest, Commission and Rates revenue (loans and financing)	59,954	-	-	-	-	-	-	-
Debt Charges	(919,075)	(143,371)	(391,541)	(579,332)	-	(55,780)	(324,337)	(89,958)
Charges – remuneration to shareholders	-	-	(4,528)	-	-	-	(8,733)	-
Moratorium Increase on electric energy	4,976	87,260	-	42,556	-	-	-	-
Net Monetary Update	(225,834)	24,424	(56,289)	371,596	-	(30,098)	-	(53,587)
Net Exchange Update	(212,592)	-	(60,627)	(264,339)	-	(98,279)	(360)	-
Losses with Derivatives				(221,666)
Other financial income	129,508	68,133	100,144	3,477	-	158,188	659	2,916
Other financial expenses	(161,755)	(37,934)	(97,967)	(41,102)	(51)	(104,749)	(18,355)	(278)
Indemnities Remuneration – Law 12,783/13	(118,288)	(70,597)	26,795	88,612	-	-	-	-
FINANCIAL RESULT	(1,301,837)	66,029	(446,702)	(427,187)	7,462	(128,580)	(351,005)	(135,808)

EQUITY PARTICIPATIONS RESULT	405,687	(8,816)	(510,925)	112,951	3,472	-	-	-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	239,639	(582,986)	(894,893)	99,174	5,938	(5,118,058)	(648,367)	(243,206)

Deferred Income Tax and Social Contribution	(309,989)	106,994	129,399	2,497	(626)	-	-	-
Fiscal Incentives Revenue	(194,097)	133,659		329,428	-	-	-	-
RESULT BEFORE EQUITY PARTICIPATIONS	(70,350)	(475,992)	(765,494)	101,671	5,312	(5,118,058)	(648,367)	(243,206)

Minority Participations	-	-	-	-	-	-	-	-
NET PROFIT OF THE PERIOD	(70,350)	(476,041)	(910,169)	101,671	5,312	(5,118,058)	(648,367)	(243,206)

Marketletter 4Q16

CASH FLOW 12/31/2015	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	239,639	(582,986)	(894,893)	99,174	(5,118,058)	(648,367)	5,938	(243,206)
'Adjustments to reconcile profit with cash generated by operations:
Depreciation and amortization	244,517	106,565	118,651	425,477	367,981	80,203	26	31,711
Monetary net variation	-	-	47,329	(806,948)	30,098	-	-	53,587
Exchange net variation	504,563	116,770	60,627	611,079	98,279	360	-	-
Financing charges	1,327,323	143,371	357,090	579,332	67,082	315,673	-	89,958
Equity Method Result	(405,687)	16,566	510,925	(112,951)	-	-	(3,472)	-
Provision for uncovered liability	-	-	-	-	-	-	-	-
Provision for doubtful credit liquidation	158,184	84,815	470	231,337	-	-	-	-
Provisions for contingencies	225,813	353,602	7,816	669,610	23,906	14,997	300	6,304
Provision for staff realignment	-	-	-	-	-	-	-	-
Provision for investment loss	-	-	-	-	-	-	-	2,115
Provision for reduction on recoverable amount of Investment	(27,886)	377,515	291,965	(39,919)	4,973,111	83,946	189	156,820
Provision for onerous contracts	32,963	132,288	-	201,226	-	-	-	-
Provision for loss with Financial Assept	-	-	-	-	-	-	-	-
Global reversal reserve charges	-	-	-	-	-	-	-	-
Adjustment to Present Value / Market Amount	-	-	(2,910)	-	81,875	-	-	-
Minority Participation in Result	63	-	-	-	-	-	-	-
Charges on Shareholders funds	-	-	4,528	-	-	8,733	-	-
Financial Assept Revenue	(215,840)	(81,743)	(205,247)	(335,257)	-	-	-	-
Derivatives	-	-	-	221,666	-	-	-	-
Others	(348,365)	123,962	(479,654)	526,853	211,318	(4,570)	-	94,670
(Increase) decrease on operating assept/liability	(270,245)	(354,570)	123,141	(241,622)	(261,377)	91,747	(13,982)	(332,923)

Cash from Operating Activities	1,465,042	436,155	(60,162)	2,029,057	474,215	(57,278)	(11,002)	(140,964)

Payment of financial charges	(1,198,674)	(138,177)	(270,297)	(326,587)	(132,995)	(10,788)	-	(8,275)
Payment of charges of global reversal reserve	-	-	-	-	-	-	-	-
Financial charges receivable	383	-	362	-	-	-	-	-
Remuneration from equity investments received	132,457	45,452	4,170	31,584	-	-	2,502	-
Annual allowed Revenue Receiving (Financial Assept)	256,185	(1,302,373)	922,495	311,481	-	-	-	-
Financial Assept Indemnities Receiving	1,482,331	1,625,575	463,764	455,991	-	-	-	-
Payment of income tax and social contribution	(58,747)	(161,175)	(24,773)	(53,348)	(41,258)	-	(626)	-
Complementary pension fund payment	(87,683)	-	(6,565)	-	-	-	-	-
Payment of lawsuit contingencies	-	(175,982)	-	(19,276)	-	-	-	-
Lawsuit Deposits	(176,906)	(308,432)	(19,235)	(73,148)	(7,309)	1,605	-	(30,625)

Net Cash from Operating Activities	1,814,388	21,043	1,009,759	2,355,754	292,653	(66,461)	(9,126)	(179,864)
	1,814,388	21,043	1,009,759	2,355,754	292,653	(66,461)	(9,126)	(179,864)
Financing Activities
Loans and financing obtained	885,828	476,915	697,959	778,731	2,490,130	89,889	-	500,483
Loans and financing payment - principal	(579,684)	(232,475)	(235,764)	(751,544)	(1,134,654)	(18,395)	-	(25,904)
Payment to Shareholders	-	-	(3,119)	(511,853)	-	-	-	-
Global Reversal Reserve Replacement	-	-	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	(349,060)	42	-	-	-	-	-
Payment of Refinancing of taxes and contribution - principal	(123,901)	-	(18,633)	-	-	-	-	-
Others	-	15,969	(18,400)	-	-	-	-	-
Net Cash from Financing Activities	182,243	(88,651)	422,085	(484,666)	1,355,476	71,494	-	474,579

Investment Activities

Granting of loans and financing	-	-	-	-	-	-	-	-
Receipt of loans and financing granted	21,403	-	-	-	-	-	-	-
Acquisition of property, plant and equipment	(140,875)	(434,810)	(954,197)	(124,655)	(1,586,141)	(25,524)	(15)	(256,596)
Acquisition of intangible assets	(15,783)	(10,422)	(8,532)	(178,518)	(12,683)	(36)	-	-
Acquisition of concession assets	(688,162)	-	(181,682)	(968,756)	-	-	-	-
Advance payment for future capital increase	(26,024)	-	(304,194)	(36,750)	-	-	-	-
Acquisition / Investment in equity	(775,268)	30,594	(187,148)	(1,081,318)	-	-	-	-
Others	(361,515)	198,050	210,439	435,793	(60,782)	-	-	-

Net Cash from investments activities	(1,986,224)	(216,588)	(1,425,314)	(1,954,204)	(1,659,606)	(25,560)	(15)	(256,596)

Increase (decrease) in cash and cash equivalents	10,407	(284,196)	6,530	(83,116)	(11,477)	(20,527)	(9,141)	38,119
Cash and cash equivalent – beginning of period	1,692	658,063	26,960	153,749	18,361	25,717	14,529	51
Cash and cash equivalent – end of period	12,099	373,867	33,490	70,633	6,884	5,190	5,388	38,170
	10.407	(284.196)	6.530	(83.116)	(11.477)	(20.527)	(9.141)	38.119

Marketletter 4Q16

IV.2 Financial Statements of the Distribution companies.

ASSET 12/31/2016	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas D

CURRENT
Cash and Cash Equivalents	21,804	18,706	5,200	16,006	-	35,598	71,343
Clients (Consumers and Resellers)	313,949	248,349	379,675	85,139	-	62,011	609,707
Financing and Loans	-	-	-	-	-	-	-
Marketable Securities	14,709	2,039	8	-	-	-	28,706
Dividends to Receive (Equity Participations Remuneration)	-	-	-	-	-	-	-
Deferred Fiscal Assept (Taxes and Contributions)	12,625	27,665	17,440	7,045	-	5,094	22,495
Income Tax and Social Contribution	-	-	-	598	-	-	-
Derivatives	-	-	-	-	-	-	-
Reimbursement Rights	73,126	253,308	124,431	103,458	-	92,288	897,600
Linked Deposits	-	-	-	481	-	-	-
Stored Material	8,822	16,864	12,884	2,226	-	1,348	122,987
Amounts to Receive 12,783/13 Law	-	-	-	-	-	-	-
Regulatory Assept (Installment A - CVA)	65,585	54,523	132,800	104,265	-	2,361	77,062
Financial Assept	-	-	-	-	-	-	-
Others	35,723	32,831	60,636	50,809	4,406,213	20,861	185,907
CURRENT TOTAL	546,343	654,285	733,074	370,027	4,406,213	219,561	2,015,807

NON-CURRENT

LONG-TERM ASSET
Dividends to Receive (Equity Participations Remuneration)	-	-	-	-	-	-	-
Clients (Consumers and Resellers)	313,947	16,829	209,391	41,902	-	9,229	105,791
Financing and Loans - principal	-	-	-	-	-	-	-
Marketable Securities	-	-	-	-	-	-	-
Deferred Fiscal Assept (Taxes and Contributions)	4,264	6,534	7,668	1,897	-	10,100	1,421,804
Income Tax and Social Contribution	-	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-	-
Reimbursement Rights	-	3,488,797	-	243,030	-	202,128	3,573,069
Linked Deposits	60,119	127,064	16,272	7,377	-	20,360	413,730
Amounts to Receive - Law 12,783/13	-	-	-	-	-	-	-
Financial Assept	-	-	-	-	-	-	-
Financial Assept – Indemnitiable Concession (Distribution)	845,035	1,120,953	865,133	420,227	-	194,721	1,489,167
Advance for Equity Participations	-	-	-	-	-	-	-
Regulatory Assept (Installment A - CVA)	22,131	-	-	-	-	-	-
Others	564	2,447	1,437	-	-	3,356	638,958
LONG-TERM ASSET TOTAL	1,246,060	4,762,624	1,099,901	714,433	-	439,894	7,642,519

INVESTIMENTS	168	1,806	146	-	-	-	17,107

FIXED ASSET	28,127	28,044	33,624	8,633	-	20,104	1,222,243

INTANGIBLE	4,984	27,336	10,279	31,081	-	5,344	140,765

NON-CURRENT ASSET TOTAL	1,279,339	4,819,810	1,143,950	754,147	-	465,342	9,022,634

ASSET TOTAL	1,825,682	5,474,095	1,877,024	1,124,174	4,406,213	684,903	11,038,441

Marketletter 4Q16

LIABILITIES 12/31/2016	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas

CURRENT
Suppliers	164,322	1,456,393	246,111	258,015	-	530,586	4,819,380
Financig and Loans - principal	34,794	23,324	224,067	8,791	-	6,556	78,743
Financig and Loans - charges	-	6	78,729	-	-	-	9,799
Bonds	-	-	-	-	-	-	-
Taxes and Social Contributions	76,492	69,418	215,861	52,495	-	19,832	92,857
Income Tax and Social Contribution	293	-	-	-	-	-	576
Derivatives	-	-	-	-	-	-	-
Reimbursement Obligations	45,373	125,083	-	-	-	4,320	-
Advance to clients (Early Sell of Energy)	-	-	-	-	-	-	-
Shareholders Remuneration (dividends to pay)	-	-	-	-	-	-	-
Estimated Obligations	18,392	23,483	31,733	7,209	-	13,741	42,298
Provisions for Contingencies	-	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	2,389	1,893	26,587	625	-	-	-
Leasing	-	-	-	-	-	-	136,662
Onerous Contracts	7,809	191,325	65,382	-	-	2,223	812,694
Sector Charges (Statutory Taxes)	30,955	36,914	21,443	43,845	-	-	-
Regulatory Assept (Installment A – CVA)	115,289	74,898	88,192	69,983	-	9,661	103,157
Others	20,270	28,851	52,751	18,431	5,175,013	28,502	160,071
CURRENT TOTAL	516,378	2,031,588	1,050,856	459,394	5,175,013	615,421	6,256,237

NON-CURRENT
Suppliers	-	1,141,190	-	255,278	-	322,922	8,055,796
Financig and Loans - principal	1,427,343	940,637	1,378,432	360,653	-	108,687	1,898,681
Bonds	-	-	-	-	-	-	-
Taxes and Contributions	87,794	4,260	187,972	98,676	-	-	-
Income Tax and Social Contribution	-	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-	-
Reimbursement Obligations	-	152,339	-	146,051	-	60,030	1,157,893
Advance to clients (Early Sell of Energy)	-	-	-	-	-	-	-
Estimated Obligations	3,414	-	3,273	208	-	183	835
Provisions for Contingencies	109,288	172,184	128,244	8,032	-	48,252	1,630,712
Provision for uncovered liabilities on invested comapnies	-	-	-	-	-	-	247,523
Post-Employment Benefit (Complementary Pension Fund)	37,805	-	-	-	-	1,633	1,325
Leasing	-	-	-	-	-	-	1,032,842
Provision for Onerous Contracts	-	-	-	-	-	-	-
Concessions to Pay - UBP	-	-	-	-	-	-	-
Sector Charges (Statutory Taxes)	17,870	47,439	54,080	-	-	-	-
Advance for future capital Increase	159,155	-	295,402	69,462	-	80,089	117,446
Regulatory Liability (Installment A – CVA)	6,801	-	-	-	-	-	-
Others	33,607	2,280,376	503	197	-	56,999	63,270
NON-CURRENT TOTAL	1,883,077	4,738,425	2,047,906	938,557	-	678,795	14,206,323

SHAREHOLDERS’ EQUITY
Social Capital	734,754	1,325,369	1,272,747	475,789	3,475,679	684,204	4,610,171
Capital Reserves	-	-	-	-	-	-	-
Profit Reserves	-	-	-	-	-	-	-
Additional Dividend Purposes	-	-	-	-	-	-	-
Accumulated Profit/Losses	(1,252,835)	(2,617,163)	(2,473,292)	(749,161)	(4,363,212)	(1,290,529)	(13,939,161)
Other Comprehensive Income	(55,692)	(4,124)	(21,193)	(405)	118,733	(2,988)	(5,642)
Non-controlling Shareholders participation	-	-	-	-	-	-	-

SHAREHOLDERS’ EQUITY TOTAL	(573,773)	(1,295,918)	(1,221,738)	(273,777)	(768,800)	(609,313)	(9,334,632)

LIABILITIES AND SHAREHOLDERS’ EQUITY TOTAL	1,825,682	5,474,095	1,877,024	1,124,174	4,406,213	684,903	11,127,928

Marketletter 4Q16

STATEMENT OF INCOME 12/31/2016	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas D

Receitas Operacionais	1,211,766	1,484,833	1,350,046	429,499	4,140,880	304,665	2,669,847

Supply (sale) of electricity	-	-	-	-	-	50,622	-
Electricity supply - Generation	-	-	-	-	-	-	460,586
Short-Term Electricity	-	-	-	-	-	-	314,833
Revenue from Operation and Maintenance of Renewed Plants	-	-	-	-	-	-	-
Revenue from construction of plants	-	-	-	-	-	-	23,377

Electric Power Supply - Distribution	1,834,435	1,705,520	1,071,731	572,174	7,350,922	320,099	2,353,321
Construction Revenue - Distribution	121,967	199,227	151,776	59,792	355,652	16,827	260,370
CVA And Other Financial Components	(153,245)	162,254	67,188	18,207	(295,732)	(8,671)	(129,406)
Other Operating Income	108,978	138,032	809,355	17,639	436,695	10,757	263,157

Operational Revenue Deductions	(700,369)	(720,200)	(750,004)	(238,313)	(3,706,657)	(84,969)	(876,391)

Operational Expenses

Personnel, Material and Services	(259,665)	(272,565)	(345,069)	(100,755)	(853,404)	(98,402)	(618,580)
Electric Energy puchased for resale	(839,907)	(989,185)	(878,431)	(201,049)	(2,406,013)	(190,305)	(1,758,515)
Charges on Eletric Energy Grid Usage	(74,340)	(17,613)	(90,823)	(4,641)	(185,491)	-	(78,502)
Construction	(121,967)	(199,227)	(151,776)	(59,792)	(355,652)	(16,827)	(283,747)
Fuel used for electric energy production	-	-	-	(37,851)	-	(129,360)	37,309
Remuneration and Reimbursement (Royalties)	-	-	-	-	-	-	-
Depreciation and Amortization	(37,086)	(36,557)	(39,024)	(17,307)	(130,498)	(10,910)	(138,869)
Operating Provisions	(2,686)	(415,739)	69,013	42,232	(123,602)	(37,170)	(2,368,755)
Others	(78,748)	(138,654)	(197,869)	(55,602)	(146,720)	(1,722)	(281,372)

OPERATING RESULT BEFORE FINANCIAL RESULT	(202,633)	(584,707)	(283,933)	(5,266)	(60,500)	(180,031)	(2,821,184)

FINANCIAL REVENUES (EXPENSES)

Financial Investment Revenues	4,543	7,624	15	542	5,647	554	2,893
Interest, Commission and Rates revenue (loans and financing)	-	-	-	-	-	-	-
Debt Charges	(184,373)	(675,704)	(191,749)	(37,030)	(360,851)	(9,040)	(2,121,150)
Charges - Leasing	-	-	-	-	-	-	(303,381)
Charges – Shareholders Remuneration	-	-	-	-	-	-	-
Moratorium Increase on electric energy	41,339	42,778	75,253	15,149	-	(75,610)	81,689
Net Monetary Update	33,582	459,148	(75,918)	(98,630)	(103,654)	(29,977)	461,963
Net Exchange Update	524	-	-	-	461,386	-	-
Regulatory Assept and Liability Update (Installment A - CVA) - Net	8,271	(557)	(5,264)	-	40,896	(85)	13,361
Other financial revenue	(3,158)	(46,763)	9,129	2,574	138,775	24,202	36,390
Other financial expense	(19,634)	(37,087)	(34,294)	(21,268)	(61,685)	-	(129,116)

FINANCIAL RESULT	(118,906)	(250,561)	(222,828)	(138,663)	120,514	(89,956)	(1,957,351)

EQUITY PARTICIPATIONS RESULT	-	-	-	-	-	-	(189,281)

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	(321,539)	(835,268)	(506,761)	(143,929)	60,014	(269,987)	(4,967,816)

Income Tax and Social Contribution and Fiscal Incentives Revenue	-	-	-	-	-	-	-

RESULT BEFORE EQUITY PARTICIPATIONS	(321,539)	(835,268)	(506,761)	(143,929)	60,014	(269,987)	(4,967,816)

NET PROFIT OF THE PERIOD	(321,539)	(835,268)	(506,761)	(143,929)	60,014	(269,987)	(4,616,236)

Marketletter 4Q16

CASH FLOW 12/31/2016	ED Alagoas	ED Rondônia	ED Piauí	ED Roraima	ED Acre	Amazonas Energia

Operating Activities
Profit (loss) before income tax and social contribution	(321,539)	(835,268)	(506,761)	(269,987)	(143.929)	(4.967.816)

Depreciation and amortization	37,086	36,557	39,024	10,910	17.307	138.869
Net monetary variation	(36,152)	104,869	3,460	-	98.630	-
Net exchange variation	(524)	-	-	-	-	(2.985)
Financing charges	201,592	111,687	197,764	9,037	37.030	539.873
Equity Method Result	-	-	-	-	-	189.366
Provision for uncovered liability	-	-	-	-	-	158.037
Provision for doubtful credit liquidation	(57,245)	7,849	(91,024)	89,563	4.612	204.728
Provisions for contingencies	13,295	17,997	73,029	(4,561)	(2.936)	639.348
Provision for staff realignment	-	-	-	-	-	-
Provision for loss with Investments	-	-	-	-	-	521.590
Provision for reduction on recoverable amount of Investment	32,446	11,331	(116,400)	(57,776)	(54.924)	63.610
Provision for onerous contracts	7,809	191,325	65,382	-	-	812.694
Provision for loss with Financial Assept	-	-	-	-	-	-
Global reversal reserve charges	-	-	-	-	-	-
Adjustment to Present Value / Market Value	(273)	-	-	-	-	-
Minority Participation in Result	-	-	-	-	-	-
Charges on Shareholders funds	-	-	-	-	-	-
Financial Assept Revenue	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Others	976,217	195,644	-	10,774	2.463	2.666.616
(Increase) decrease on operating assept/liability	(995,869)	261,910	(15,098)	130,087	8.127	(1.106.692)

Cash from Operating Activities	(143,157)	103,901	(350,624)	(81,953)	(33.620)	(142.762)
					(4.764)	(32.924)
Payment of financial charges	-	(22,328)	(1,699)	-	-	-
Payment of charges of global reversal reserve	-	-	-	-	-	-
Financial charges receivable	-	-	-	-	-	-
Remuneration from equity investments received	-	-	-	-	-	-
Annual allowed Revenue Receiving (Financial Assept)	-	-	-	(2,760)	-	-
Financial Assept Indemnities Receiving	-	-	-	-	-	-
Payment of income tax and social contribution	-	-	-	-	-	-
Complementary pension fund payment	-	-	-	-	-	-
Payment of lawsuit contingencies	-	-	(23,260)	-	-	-
Lawsuit Deposits	-	(38,407)	-	-		-
						(117.445)
Net Cash from Operating Activities	(143,157)	43,166	(375,583)	(84,713)	(38.384)	(293.131)

Financing Activities
Loans and financing obtained	138,209	167,482	202,010	58,378	60.161	498.287
Loans and financing payable - principal	(42,224)	(33,402)	(1,754)	(3,114)	(8.504)	(42.734)
Payment to Shareholders	-	-	-	-	-	-
Global Reversal Reserve Replacement	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	159,155	-	295,402	80,089	-	117.446
Payment of refinancing of taxes and contributions – Principal	(11,782)	-	-	-	-	-
Others	-	-	-	-		1.064
Net Cash from Financing Activities	243,358	134,080	495,658	135,353	51.657	574.063

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	-	-	-	-	-	-
Acquisition of property, unit and equipment	(2,752)	(3,845)	(4,132)	(5,562)	(311)	(36.017)
Acquisition of intangible assepts	(7,129)	(8,944)	(4,183)	(1,929)	(2.200)	(16.593)
Acquisition of concession assepts	(92,529)	(171,151)	(115,769)	(11,236)	(69.932)	(225.103)
Concession for advance of future capital increase	-	-	-	-	56.675	-
Acquisition/Contribution of capital in equity participation	-	-	-	-	-	-
Others	1,212	-	-	-		(127)

Net Cash from investments activities	(101,198)	(183,940)	(124,084)	(18,727)	(15.768)	(277.840)

Increase (decrease) in cash and cash equivalents	(997)	(6,694)	(4,009)	31,913	(2.495)	3.092
Cash and cash equivalent – beginning of period	22,801	25,400	9,209	3,686	18.501	68.251
Cash and cash equivalent – end of period	21,804	18,706	5,200	35,598	16.006	71.343
	(997)	(6.694)	(4.009)	31.912	(2.495)	3.092

Marketletter 4Q16

ASSETS 12/31/2015	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas Energia

CURRENT
Cash and Cash Equivalents	31,486	25,400	9,209	18,501	-	38,170	68,251
Clients (Consumenrs and Resellers)	344,668	273,511	387,143	100,757	-	420,912	474,440
Loans and Financing	-	-	-	-	-	-	-
Marketable Securities	10,652	30,152	139	-	-	226,121	117,122
Dividends to Receive (Remuneration of Equity Participation)	-	-	-	-	-	-	-
Deferred Fiscal Assept (Taxes and Contributions)	11,686	24,952	18,996	6,120	-	15,497	10,505
Income Tax and Social Contribution	-	-	256	1,473	-	-	-
Derivatives	-	-	-	-	-	-	-
Reimbursement Rights	25,137	148,748	45,777	84,655	-	-	1,812,076
Linked Deposits	-	-	-	471	-	12,315	-
Stored Material	6,099	18,948	15,508	1,883	-	89,126	117,823
Financial Assept	-	-	-	-	-	-	-
Regulatory Assept (Installment A – CVA)	212,888	134,435	78,873	41,765	-	-	109,238
Others	43,020	120,808	38,965	29,007	4,623,785	16,116	514,549
CURRENT TOTAL	685,636	776,954	594,866	284,632	4,623,785	818,257	3,224,004

NON-CURRENT		-	-	-	-	-	-

LONG-TERM CURRENT
Clients (Consumenrs and Resellers)	212,089	19,137	215,963	28,805	-	17,278	67,756
Marketable Securities	-	-	-	-	-	-	-
Deferred Fiscal Assept (Taxes and Contributions)	5,019	7,628	5,580	1,971	-	-	2,365,377
Deposits and linked deposits	41,845	79,719	14,557	7,029	-	49,798	296,285
Reimbursement Rights	-	3,440,587	-	240,374	-	-	4,350,275
Financial Assept	732,843	900,632	682,902	303,125	-	-	1,941,014
Advances for equity interest	-	-	-	-	-	-	-
Regulatory Asset (Portion A - CVA)	38,252	-	-	-	-	-	-
Others	564	2,447	1,305	-	-	9,071	-
LONG-TERM CURRENT TOTAL	1,030,612	4,450,150	920,307	581,304	-	76,147	9,020,707

INVESTIMENTS	168	1,806	146	-	-	-	206,473

FIXED ASSET	31,757	32,735	29,471	9,155	-	1,842,123	1,270,216

INTANGIBLE	54,048	60,544	11,712	40,229	-	5,357	181,298

NON-CURRENT TOTAL	1,116,585	4,545,235	961,636	630,688	-	1,923,627	10,678,694

ASSET TOTAL	1,802,221	5,322,189	1,556,502	915,320	4,623,785	2,741,884	13,902,698

Marketletter 4Q16

LIABILITIES 12/31/2015	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas Energia
CURRENT
Compulsory Loan (Parent Company)	-	-	-	-	-	-	-
Fuel Consumption Account – CCC (Parent Company)	-	-	-	-	-	-	-
Suppliers	-	-	-	-	-	-	-
Financing and Loans – principal	267,351	1,227,024	243,603	210,742	-	54,276	5,168,720
Financing and Loans - charges	310,110	127,651	545,284	80,467	-	812,873	141,772
Bonds	-	8	20,943	86	-	4,952	5
Taxes and Social Contribution	-	-	-	-	-	-	-
Income Tax and Social Contributuion	105,252	59,680	270,527	31,834	-	13,666	68,030
Derivatives	542	-	-	-	-	-	1,154
Reimbursement Obligations	-	-	-	-	-	-	-
Advance to clients (Early Energy Sell)	77,153	6,164	-	13,259	-	-	-
Remuneration to Shareholders (dividends to pay)	-	-	-	-	-	-	-
Estimated Obligations	10,748	15,517	45,051	4,417	-	10,359	32,632
Provisions for Contingencies	-	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	4,779	1,781	42,327	585	-	-	-
Leasing	-	-	-	-	-	-	132,972
Onerous Contracts	-	-	-	-	-	-	-
Concessions to Pay - UBP	-	-	-	-	-	-	-
Sectorial Charges (statutory taxes)	14,171	26,011	21,204	27,564	-	-	-
Regulatory Liabilities (Installment A – CVA)	124,005	294,428	47,194	29,509	-	-	19,288
Others	41,265	29,158	113,668	25,711	5,575,009	440,119	107,038
CURRENT TOTAL	955,376	1,787,422	1,349,801	424,174	5,575,009	1,336,245	5,671,611

NON-CURRENT
Global Reversion Reserve - RGR (Parent Company)
Suppliers
Financing and Loans - principal	-	1,059,224	-	256,159	-	-	7,648,126
Bonds	864,330	607,023	715,220	202,656	-	656,220	1,185,389
Taxes and Social Contribution	-	-	-	-	-	-	-
Income Tax and Social Contributuion	11,933	3,955	58,178	415	-	-	-
Derivatives	-	-	-	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-
Advance to clients (Early Energy Sell)	2,775	142,624	-	137,252	-	-	2,150,827
Estimated Obligations	-	-	-	-	-	-	-
Provisions for Contingencies	39,433	-	2,482	407	-	-	644
Provision for uncovered liabilities on invested companies	95,993	134,772	78,475	10,968	-	63,146	316,138
Post-Employment Benefit (Complementary Pension Fund)	-	-	-	-	-	-	-
Leasing	29,630	-	11,437	-	-	95	277
Concessions to Pay - UBP	-	-	-	-	-	-	1,119,183
Sectorial Charges (statutory taxes)	-	42,199	41,560	-	-	-
Concessions payable - UBP	-	-	-	-	-	-
Sector Charges (regulatory fees)
Obligations for desmob. Of Assets (Nuclear Power Plant Disposal)	-	-	-	-	-	-
Advance for future capital Increase	8,307	245	-	12,787	-	-	-
Regulatory Liabilities (Installment A – CVA)	16,380	-	-	-	-	-	-
Others	25,721	2,001,283	499	185	-	493,511	174,101
NON-CURRENT TOTAL	1,094,502	3,991,325	907,851	620,829	-	1,212,972	12,594,685

STOCKHOLDERS’ EQUITY
Social Capital	726,447	1,325,124	1,272,747	475,789	3,475,679	436,750	4,610,171
Capital Reserves	-	-	-	-	-	-	-
Profit Reserves	-	-	-	-	-	-	-
Additional Dividend Purposed	-	-	-	-	-	-	-
Profit/Losses Accumulated	(931,295)	(1,781,895)	(1,966,531)	(605,232)	(4,597,498)	(243,206)	(8,971,348)
Other Comprehensive Income	(42,808)	213	(7,366)	(240)	170,595	(877)	(2,421)

STOCKHOLDERS’ EQUITY TOTAL	(247,656)	(456,558)	(701,150)	(129,683)	(951,224)	192,667	(4,363,598)
	-	-	-	-	-	-	-
LIABILITY AND STOCKHOLDERS’ EQUITY TOTAL	1,802,222	5,322,189	1,556,502	915,320	4,623,785	2,741,884	13,902,698

Marketletter 4Q16

STATEMENT OF INCOME 12/31/2015	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas D

Operational Revenue	1,364,461	984,628	1,295,388	399,954	4,547,271	258,374	2,620,767

Electric Energy Supply (sell)	-	-	-	-	-	39,617	-
Electric Energy - Generation	-	-	-	-	-	-	784,132
Short Term electric Energy	-	-	-	-	-	-	670,432
Construction Plants Revenue	-	-	-	-	-	-	55,646
Electric Energy Supply – Distribution	2,049,654	1,698,677	1,751,156	582,984	7,146,242	267,517	1,339,194
Construction Revenue – Distribution	100,652	134,733	171,661	35,983	327,462	15,221	225,806
Others Operational Revenues	126,066	81,516	155,101	15,122	305,915	7,719	319,650
CVA and others financial items	(92,310)	(151,180)	42,795	20,463	504,359	942	(949)

Deductions to Operational Revenues	(819,601)	(779,118)	(825,325)	(254,598)	(3,736,707)	(72,642)	(773,144)

Operational Expenses	(1,512,507)	(1,190,974)	(1,713,731)	(516,354)	(4,700,009)	(457,515)	(3,512,899)

Personnel, Material and Services	(245,857)	(253,418)	(293,570)	(96,171)	(840,573)	(89,131)	(615,264)
Electric Energy Purchased for Resale	(894,482)	(721,433)	(871,382)	(191,851)	(2,946,392)	(150,213)	(1,685,067)
Charges on Electric Energy Grid Usage	(89,704)	(16,949)	(69,903)	(7,434)	(165,904)	-	(95,902)
Construction	(100,652)	(134,733)	(171,661)	(35,983)	(327,462)	(15,221)	(281,452)
Fuel used for electric energy production	-	-	-	(39,822)	-	(36,690)	(30,963)
Remuneration and Reimbursement (Royalties)	-	-	-	-	-	-	(4,200)
Depreciation and Amortization	(33,887)	(36,166)	(35,036)	(16,171)	(174,624)	(10,560)	(159,851)
Operating Provisions	(49,952)	7,334	(84,455)	(44,297)	(84,877)	(153,455)	(207,426)
Others	(97,973)	(35,609)	(187,724)	(84,625)	(160,177)	(2,245)	(432,774)

OPERATING RESULT BEFORE FINANCIAL RESULT	(148,046)	(206,346)	(418,343)	(116,400)	(152,738)	(199,141)	(892,132)

FINANCIAL REVENUE (EXPENSES)

Financial Investments Revenue	3,196	4,003	1,010	1,088	8,402	(120)	8,689
Interest, Commission and Rates revenue (loans and financing)	-	-	-	-	-	-	-
Debt Charges	(147,219)	(1,005,139)	(156,045)	(33,779)	(156,885)	(7,460)	(1,761,909)
Charges - Leasing	-	-	-	-	-	-	(273,391)
Charges – remuneration to shareholders	-	-	-	-	-	-	-
Moratorium Increase on electric energy	28,700	40,292	59,201	16,241	-	(50,073)	55,093
Net Monetary Update	2,621	665,197	(49,457)	(44,001)	(150,347)	(5,354)	728,433
Net Exchange Update	(625)	-	-	-	(641,161)	-	15,592
Regulatory Assept and Liability Update (Installment A - CVA) - Net	31,977	1,492	15,566	-	48,717	45	1,309
Other financial Revenues	1,584	(2,358)	10,892	21	117,285	(8,011)	(10,690)
Other financial expenses	(24,773)	(68,907)	(25,811)	(7,941)	(93,095)	-	26,280

FINANCIAL RESULT	(104,539)	(365,420)	(144,644)	(68,371)	(867,084)	(70,973)	(1,210,594)

EQUITY PARTICIPATION RESULT	-	-	-	-	-	-	(241,322)

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	(252,585)	(571,766)	(562,987)	(184,771)	(1,019,822)	(270,114)	(2,344,048)

Income Tax and Social Contribution and Fiscal Incentives Revenue	-	10,929	-	-	-	-	-

RESULT BEFORE EQUITY PARTICIPATION	(252,585)	(560,837)	(562,987)	(184,771)	(1,019,822)	(270,114)	(2,344,048)

NET PROFIT OF THE PERIOD	(252,585)	(560,837)	(562,987)	(184,771)	(1,019,822)	(270,114)	(2,344,048)

Marketletter 4Q16

CASH FLOW 12/31/2016	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas Energia
Operating Activities
Profit (loss) before income tax and social contribution	(252,585)	(571,766)	(562,987)	(184,771)	(270,114)	(2,344,048)
'Adjustments to reconcile profit with cash generated by operations:
Depreciation and amortization	33,887	36,166	35,036	16,171	10,560	159,852
Net monetary variation	(34,598)	50,694	9,473	44,001	-	-
Net exchange variation	625	-	-	-	-	(11,887)
Financing charges	147,219	95,655	146,216	33,779	7,460	1,763,654
Equity Result	-	-	-	-	-	241,322
Provision for uncovered liability	-	-	-	-	-	-
Provision for doubtful credit liquidation	32,566	(23,570)	3,573	5,810	75,289	133,215
Provisions for contingencies	7,282	(9,199)	23,077	2,042	766	47,331
Provision for staff realignment	-	-	-	-	-	-
Provision for loss with Investment	-	-	-	-	-	-
Provision for reduction on recoverable amount of assepts	-	23,914	57,805	39,972	77,400	-
Provision for onerous contracts	-	-	-	-	-	-
Provision for loss with Financial Assept	-	-	-	-	-	-
Global reversal reserve charges	-	-	-	-	-	-
Adjustment to Present Value / Market Amount	(6)	-	-	-	-	-
Minority Participation in Result	-	-	-	-	-	-
Financial charges on Shareholders funds	-	-	-	-	-	-
Financial Assept Revenue	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Others	899,230	15,828	11,271	54,999	1,085	(175,249)
(Increase) decrease on operating assept/liability	(767,528)	632,384	388,206	74,107	109,789	217,702

Cash from Operating Activities	66,092	250,106	111,670	86,110	12,235	31,892

Payment of financial charges	-	(13,586)	(11,348)	(3,850)	-	(73,283)
Payment of charges of global reversal reserve	-	-	-	-	-	-
Financial charges receivable	-	-	-	-	-	-
Remuneration from equity investments received	-	-	-	-	-	-
Annual allowed Revenue Receiving (Financial Assept)	-	-	-	-	(1,697)	-
Financial Assept Indemnities Receiving	-	-	-	-	-	-
Payment of income tax and social contribution	-	-	-	-	-	-
Complementary pension fund payment	-	-	-	-	-	-
Payment of contingent liabilities	-	-	(46,176)	-	-	-
Lawsuit Deposits	-	(4,688)	-	-	-	54,363

Net Cash from Operating Activities	66,092	231,832	54,146	82,260	10,538	12,972

Financing Activities
Loans and financing obtained	140,568	-	105,864	26,224	5,753	-
Loans and financing payment - principal	(69,124)	(70,031)	(29,519)	(8,941)	(2,262)	(125,935)
Payment to Shareholders	-	-	-	-	-	-
Global Reversal Reserve Reposition	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	-	-	-	-	-
Payment of Refinancing of taxes and contributions - Principal	(11,790)	-	-	-	-	-
Others	-	-	-	-	-	(917,783)
Net Cash from Financing Activities	59,654	(70,031)	76,345	17,283	3,491	(1,043,718)

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	-	-	-	-	-	-
Acquisition of fixed assepts	(6,405)	(5,264)	(9,296)	(2,586)	(10,960)	(9,379)
Acquisition of intangible assepts	(3,996)	(3,706)	(7,458)	(3,211)	(962)	(14,440)
Acquisition of concession assepts	(110,871)	(131,956)	(110,006)	(35,628)	(5,707)	(282,611)
Concession for advance of future capital increase	-	-	-	-	-	-
Acquisition/Contribution of capital in equity participation	-	-	-	-	-	(436,743)
Others	1,901	-	-	(64,114)	-	1,779,563

Net Cash from investments activities	(119,371)	(140,926)	(126,760)	(105,539)	(17,629)	1,036,390

Increase (decrease) in cash and cash equivalents	6,375	20,875	3,731	(5,996)	(3,600)	5,644
Cash and cash equivalent – beginning of period	16,426	4,525	5,478	24,497	7,286	62,607
Cash and cash equivalent – end of period	22,801	25,400	9,209	18,501	3,686	68,251
	6.375	20.875	3.731	(5.996)	(3.600)	5.644

Marketletter 4Q16

IV.3 Financial Information and Result Analysis of Eletrobras Companies

Company	Net Operating Revenue (R$ Million)		Financial Result* (R$ Million)		Profit/Loss of Period *(R$ Million)		EBITDA		Margin
							(R$ Million)		EBITDA
									(%)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Eletronorte	8,707	5,949	3,909	413	3,524	102	4,180	952	48%	16%
Chesf	12,754	4,040	6,503	-640	3,985	-476	7,061	-542	55%	-13%
Furnas	19,799	6,570	15,090	1,136	9,451	-70	15,185	1,786	77%	27%
Eletronuclear	2,547	1,902	-3,799	-4,989	-4,076	-5,118	-3,401	-4,621	-134%	-243%
Eletrosul**	3,202	1,623	1,747	-82	1,115	-910	2,163	-330	68%	-20%
CGTEE	634	375	-647	-297	-1,073	-648	-574	-221	-91%	-59%
Amazonas Geração & Transmisão S.A.	351	2,621	-31	-107	-350	-243	32	-76	9%	-3%

* Values for consolidation purposes

** Eletrosul Subsidiary Results were adjusted with the elimination of amounts referring to the sale to Eletronorte and recognition of the amortization for the term of the concession of the intercompany unrealized profits.

Company	Net Operating Revenue (R$ Million)		Financial Result* (R$ Million)		Profit/Loss of Period (R$ Million)		EBITDA		Margin
							(R$ Million)		EBITDA
									(%)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
ED Acre	429	400	-5	-116	-144	-185	12	-100	3%	-25%
ED Alagoas	1,212	1,364	-203	-148	-322	-253	-166	-114	-14%	-8%
Amazonas Distribuição de Energia S.A.	2,670	2,621	-2,663	-892	-4,616	-2,344	-2,872	-974	-108%	-37%
ED Piauí	1,350	1,295	-284	-418	-507	-563	-245	-383	-18%	-30%
ED Rondônia	1,485	985	-585	-206	-835	-561	-548	-170	-37%	-17%
ED Roraima	305	179	-180	-107	-270	-243	-169	-189	-56%	-105%
Celg-D	4,141	4,547	-60	-153	60	-1,020	70	22	2%	0%

* Values for consolidation purposes

Marketletter 4Q16

IV.3.1 Financing and Loans – R$ Million

Local Currency (LC) +  Foreign Currency (FC)

Eletrobras Companies	Eletrobras (1)							Others Creditors (2)							Total (1+2)
	2017	2018	2019	2020	2021	2022	After 2022	2017	2018	2019	2020	2021	2022	After 2022
Eletronorte	512.44	259.19	234.29	241.54	234.33	219.89	929.64	392.82	332.01	226.20	197.32	201.07	205.44	1,135.32	5,321.50
Chesf	564.16	134.57	-	-	-	-	-	359.23	386.75	211.76	138.37	103.78	66.29	234.03	2,198.94
Furnas	755.00	481.00	458.00	480.00	501.00	319.00	888.00	954.00	1,910.00	1,152.00	783.00	580.00	579.00	1,104.00	10,944.00
Eletronuclear	296.98	146.72	138.11	138.11	138.11	119.55	578.90	78.10	120.55	167.11	179.22	192.23	206.17	4,939.95	7,439.83
Eletrosul	217.32	260.78	256.52	246.18	246.18	245.98	430.71	675.61	167.41	145.02	125.48	98.05	90.33	333.46	3,539.03
CGTEE	378.70	319.90	324.70	324.70	277.50	243.20	814.80	-	-	-	-	-	-	-	2,683.50
Amazonas GT	179.90	75.70	70.40	62.50	22.50	17.70	0.40	-	-	-	-	-	-	-	429.10
Itaipu Binacional (1)	-	550.88	587.29	626.49	668.73	296.31	58.27	-	957.34	1,021.35	1,090.09	1,163.94	1,240.16	448.17	8,709.01
ED Acre	49.08	45.16	44.48	44.26	39.38	34.97	104.51	-	-	-	-	-	-	-	361.83
ED Alaugas	51.00	484.00	258.00	228.00	202.00	123.00	108.00	1.50	1.50	1.50	1.50	-	-	-	1,460.00
ED Amazonas Energia	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
ED Piauí	440.24	108.82	75.04	60.99	28.55	12.49	498.62	7.93	4.88	4.88	4.88	4.88	4.88	18.31	1,275.39
ED Rondônia	23.32	228.60	219.70	206.50	102.02	82.18	101.64	-	-	-	-	-	-	-	963.96
ED Roraima	3,011.44	29,520.51	29,539.18	24,550.09	7,009.77	7,009.77	13,587.73	-	-	-	-	-	-	-	114,228.49

(1) Amounts in USD MILLION

Marketletter 4Q16

IV.3.2 Analysis of the Results of the Generation and Transmission Companies

ELETRONORTE

Analysis of the Result

In 2016, the Company presented a 3,036% higher result than in 2015, from a profit of R$ 102 million in 2015 to a profit of R$ 3,189 million in 2016, mainly due to the factors described below.

Operating Revenue

In 2016, net operating revenues increased by 2015, from R$ 5,777 million in 2015 to R$ 8,707 million in 2016. The variations are shown below:

Gross Revenue	2016	2015	Variation (%)	Analysis
Generation
Supply to Disco	3,007,453	3,904,711	-23.0

The variation was mainly due to: (i) the expiration and non-exercise of the option to purchase contracts entered into with marketers, whose amount of marketed energy decreased from 1,212 average MW in 2015 to 514 average MW in 2016; And (ii) the termination of 2 contracts negotiated in the Regulated Environment (CCEAR), which reduced the commercialized energy from 1,167 average MW to 1,008 average MW. These decelerations caused the billed energy to suffer decrease in the compared period.

Supply to final consumers	1,120,330	1,206,994	-7.2

The variation was mainly due to: (i) invoicing of contracts with Albras and South 32 (formerly BHP Billiton), whose contracts are influenced by exchange rate volatility and aluminum prices in the international market (LME).

Short Term Energy (CCEE)	385,152	91,634	320.3

The variation was mainly due to: (i) reduction of bilateral contracts in 2016 from 3,833 MWmed to 2,998 Mwmed, caused the Company to derive revenue from the sale of surplus energy in the short-term market higher than that verified In 2015 when it was in a short-term buyer position to honor its energy contracts because of the GSF. In 2016, the Company moved into a short-term energy selling position.

O&M Revenue - Renewable Plants Law 12.783/2013	15,584	15,213	2.4

The variation did not show any significant change in the period and was the result of the annual readjustment of the RAG - Annual Generation Revenue, and Aneel's determinations, which appear in Technical Note 232/2016.

Generation Construction Revenue	0	0	0.0	Not applicable.
Transmission
Unrefined LT revenue	35,511	32,698	9	The change was mainly due to the start-up of new facilities, the SE Porto Alegre Collective and the Green Line Transmission of Energy Transmitter - LVTE.
O & M LT renewed by Law 12.783/2013	1,149,175	1,035,452	11	The variation was mainly due to the anticipation of revenues and variable portions of the RAP of 2016, and in 2016, in addition to not having anticipated revenue, there was a variable return.
Return on Investment in Transmission	14,228,062	215,840	6,492

The variation was mainly due to: accounting recognition of the electric power transmission assets existing on 05/31/2000, named Basic Grid Existing System - RBSE and Other Transmission Installations - RPC, not amortized and not depreciated during the first concession period of the transmission lines whose concessions were extended by Law 12,783 / 2016, as well as by the respective remuneration related to those assets, in accordance with Administrative rule MME 120/2016. The accounting occurred according to the amounts approved by Aneel. The effect of RBSE on the financial income account in 2016 was R$ 3,596 million.

Transmission Construction Revenue	318,890	633,203	-50

The change was mainly due to the reduction in the volume of investments and the merger of SPE LVTE, which had no effect on the result due to the registration in an equivalent amount in the construction expense account.

Other Revenues	192,455	196,760	-2.1

The variation was mainly due to the increase in CDE and PROINFA transfer revenues, calculated on transmission revenue. In addition, there was an increase in Eletronorte's operating and maintenance service revenues to third parties, especially SPE Norte Energia.

Deductions from Operating Revenues	-777,571	-824,474	-5.6	The variation was mainly due to the reduction in revenue in the period.
Net Operating Revenue	19,799,277	6,570,320	201.3	The variation was due to the factors explained above.

Marketletter 4Q16

Operating Expenses

In 2016, operating expenses decreased compared to 2015, from R$ 5,364 million in 2015 to R$ 5,133 million in 2016, presenting the variations listed below:

PMSO	2016	2015	Variation (%)	Analysis
Personnel	-1,346,253	-1,150,879	17.0

The variation was mainly due to: (i) collective bargaining agreement, which established a readjustment of 9.28%; (Ii) termination of a hazardous action lawsuit (R$ 49 million); (iii) administrative agreement for an uninterrupted shift of the relay (R$ 38 million); (Iv) expense of R$ 22 million resulting from the termination of outsourced hands.

Material	-31,323	-25,836	21.2	The variation was mainly due to the replacement of material.
Services	-305,167	-282,431	8	The variation was the result of the annual adjustment of service contracts.
Other	-251,368	45,129	657

The variation was mainly due to (i) the effect of the purchase of SPE Norte Brasil Transmissora in 2015, which did not occur in 2016 (R$ 171 million); (Ii) rent and lease expenses of UTE's Santarém and Uraguaia, in the amount of R$ 86 million and (iii) insurance payments, in the amount of R$ 84 million.

Donations and Contributions	-15,944	-256	6,128
Other Expenses	-235,424	45,385	-618
TOTAL PMSO	-2,663,468	-2,573,129	3.5

Operating Costs	2016	2015	Variation (%)	Analysis
Energy purchased for resale	-182,469	-629,974	-71.0	The change was mainly due to: (i) a high volume of energy purchases in 2015, atypical, due to the GSF, which did not occur in 2016; (Ii) energy cost in 2015 was higher than in 2016.
Fuel for Electricity Production	-3,717	-363,426	-97.9	The variation was mainly due to: (i) lower dispatch from the Santana plant and consequent lower reimbursement from CCC.
Use of the Electricity Grid	0	187,632		No relevant variation.
Construction	-523,686	-512,921	2.1	No effect on income, due to counterpart in construction revenue.
Compensation and Reimbursement Expenses (Use of water resources)	-210,914	-313,689	-32.8	The variation was mainly due to lower generation revenues. Expenditure on the use of water resources is proportional to the generation of energy.
Depreciation and Amortization	-170,518	-213,526	-20.1	No relevant variation.

Marketletter 4Q16

Operating Provisions	2016	2015	Variation (%)	Analysis
	1,646	1,678	1,96

The variation was mainly due to: (i) reversal of provision for the GSF, due to the renegotiation of hydrological risk in 2015, in the amount of R$ 451 million; (Partially offset by (ii) constitution of a provision of R$ 234 million related to Ceron's credit, backed by CCC credit, according to Interministerial Ordinance MME / MF 652/2014, due to the suspension of the CDE 2017 budget; (iii) Provision of R$ 346 million related to Pará Tax, which is being discussed in court.

Financial Result

The financial result improved, from an expense of R$ 427 million to a revenue of 5.2 million.

Financial Result	2016	2015	Variation (%)	Analysis
Financial Income	100,497	173,011	-41.9

The variation was mainly due to: reduction of the average balances of financial investments, to contributions in SPEs Norte energia, Belo Monte Transmissora de Energia, Companhia Energética Sinop and payment of loans.

Debts	-632,081	-579,332	9.1

The variation was mainly due to: (Selic) charges levied on dividends from the 2015 financial years to be paid to Eletrobras. In addition, there is the recognition of charges on loans taken with Eletrobras and other Financial Institutions such as CEF, BNDES and State Grid.

Moratorium surcharge on energy sold	-5,661	42,556	-113.3

The change was mainly due to: (i) the effect, in 2015, of the reversal of interest recognized on credits of Companhia de Eletricidade do Amapá in the amount of R$ 23 million, which did not occur in 2016; (Iii) payment of energy bills.

Net Foreign Exchange Variation	82,885	-264,339	131.4

The variation was mainly due to: the negative variation of the US dollar, which in the course of the year was up by 47.0% in 2015 and by 16.5% in 2016, due to the sale of financing agreements entered into with Eletrobras Linked to the dollar and YEN (referring to the north-south interconnection).

Net Monetary Update	242,633	371,596	-34.7

The variation was mainly due to: a smaller update of CERON credits totaling R$ 395 million in 2016 and, in 2015, R $ 659 million. In December 2015, a debt repricing instrument was signed with Ceron, aiming to regularize the debt, in 120 installments, updated by the Selic, with the payment of credits from CCC, according to Interministerial Order MME / MF 652/14.

Other Financial Income / Expenses	-1,693	-37,625	-95.5

The variation was mainly due to: due mainly to the 4Q15 increase in the amount of R$ 35 million, due to Ceron, resulting from the purchase of energy from Termonorte, and this instruction was transformed into a payment The holding company to pay dividend debt of 2014.

Gains / Losses with Derivatives	218,714	-221,666	-198.7

This change was mainly due to: Aluminum quotation on the London Metal Exchange (LTE) in December 2016, which reached US $ 1,722.17 / ton, which represents a positive variation compared to 2015 when The value of Aluminum was US $ 1,495.35 / tn. The change in the price of aluminum is used as a parameter in the calculation for bilateral contracts with aluminum producers.

Remuneration of Indemnities of the 1st tranche of Law 12,783 / 2013	0	88,612	-100.0	The variation was due to the full receipt of the credits related to the indemnification of the 1st tranche, according to Law 12,783 / 2013.

Marketletter 4Q16

Shareholdings

Shareholdings	2016	2015	Variação (%)	Análise
	144,074	112,951	27.6	The variation was mainly due to: (i) equivalence in SPEs MTE (R$ 16 million), NBTE (R$ 88 million) and TME (R$ 9 million).

Income tax and social contribution

Income tax and social contribution	2016	2015	Variação (%)	Análise
IR and Current CSLL	-248,680	-326,931	-23.9	The variation was mainly due to changes in taxable income
IR and deferred CSLL	-468,421	313,399	-249.5	The variation was mainly due to: the effect of the RBSE registration.
Tax Incentive Revenue	182,831	16,029	1,040.6

The variation was mainly due to: new constitutional reports recognized the right of the Company to the reduction of 75% of the Income Tax (SUDAM), in the exploration of generation and transmission activities.

Marketletter 4Q16

CHESF

Analysis of the Result

In 2016, the Company presented an increase of 937% compared to 2015, from a loss of R$ 476 million in 2015 to an income of R$ 3,985 million in 2016, mainly due to the factors described below.

Operating Revenue

In 2016, Net Operating Revenue increased by 215% compared to 2015, from R$ 4,404 million in 2015 to R$ 12,754 million in 2016. The variations are shown below:

Gross Revenue	2016	2015	Variation (%)	Analysis
Generation
Supply to Disco	151,109	132,455	14.1

The variation was mainly due to: (i) atypical movement in auctions held in the Free Contracting Environment (ACL) in 2015, due to the adjustment in quotas in the second half of 2015, as established in Law 13182/1515 , which authorized the extension of the Sobradinho SHU concession and the supply contracts with the industrials from the northeast, exceptionally guaranteeing, for the period from July 7, 2015 to December 31, 2015, the non-allocation of physical energy guarantee quotas And power (363MW average), allowing commercialization in the ACL. The allocation of this volume of quotas was recomposed in January 2016.

Supply to final consumers	846,687	1,185,628	-28.6

The change was mainly due to: atypical movement in 2015, since, on the occasion of the extension of the Sobradinho SHU Concession, and consequently of the signature of the additives of the contracts with the industrial consumers, an additional tariff adjustment was applied , which was valid, exceptionally, during the second half of 2015, allowing Chesf to meet the costs of contracted demand with these industrial consumers, since Chesf did not have the energy to the demand in the second half of the year, due to the allocation of all energy from Sobradinho SHU in the first half of 2015, considering that contract with the industrial, before the rules of Law 13182/2015, would end up in the 1st half.

Short therm energy (CCEE)	55,073	223,285	-75.3

The variation was mainly due to: (i) allocation of the physical guarantee of energy of the Sobradinho SHU in the first half of 2015, which did not occur in 2016; (Ii) average price of PLD in 2015 was higher than in 2016.

O&M TL renewed by law 12.783/2013	1,326,561	1,206,251	10.0

The variation was mainly due to: (i) reduction of O & M revenue, due to the allocation of 363MW average of quotas exceptionally in the second half of 2015, which did not occur in 2015, compensated by (ii) readjustment, occured in July 2016 of RAG - Annual Generation Revenue from Renewable Plant and (iii) by he new investments made in renewed plants, with revenues of R$ 84 million in 2016.

Construction revenue from generation	30,097	50,953	-40.9	No effect in the results, due to an equivalent expense.
Transmission
RAPs TL not renewes	70,534	55,449	27.2	The variation was mainly due to: (i) readjustment of the RAPs for the 2015/2016 cycle and (ii) reinforcement in the transmission system.
O&M TL renewed by law 12.783/2013	938,205	863,938	8.6	The variation was due mainly to the annual adjustment of the RAPs.
Revenue from return on investment in transmission	9,437,203	81,743	11.445.0

The variation was mainly due to: accounting recognition of the electric power transmission assets existing on 05/31/2000, named Basic Grid Existing System - RBSE and Other Transmission Installations - RPC, not amortized and not depreciated during the first concession period of the transmission lines whose concessions were extended by Law 12,783 / 2016, as well as by the respective remuneration related to those assets, in accordance with Administrative rule MME 120/2016. The accounting occurred according to the amounts approved by Aneel. The effect of RBSE on the financial income account in 2016 was R$ 9,347 million. The adjustment of the financial assets of the transmission and recognition of amounts receivable become the basis for the regulatory remuneration of the assets not amortized and/or depreciated of the existing RBSE on 05/31/2000.

Construction revenue from transmission	552,736	949,042	-41.8	The variation was mainly due to: (i) works in the transmission system, which has no impact on the result due to the registration of an equivalent amount in the expense.
Other Revenues	43,242	25,509	69.5	The variation was mainly due to the increase in revenues from engineering services such as deployment, operation and maintenance services, among others.
Operating Revenues deductions	-697,183	-734,391	-5.1	A maior variação da Receita Bruta foi referente à receita financeira de RBSE, que é um direito reconhecido e ainda não faturado, conforme Portaria MME 120/2016.
NOR	12,754,264	4,039,862	215.7	The variation was due to the factors explained above.

Marketletter 4Q16

Operating Costs and Expenses

In 2016, operating expenses and costs increased by 34% compared to 2015, from R$ 4,672 million in 2015 to R$ 6,251 million in 2016, presenting the variations listed below:

PMSO	2016	2015	Variation (%)	Analysis
Personnel	-1,021,403	-934,041	9.4	The variation was due mainly to the reflection of the collective agreement that established a salary adjustment of 9.28%, reflecting in the benefits of the employees.
Material	-23,371	-25,616	-8.8	The variation was mainly due to the reduction of consumption of fuels and lubricants related to transportation.
Services	-234,443	-218,604	7.2	The variation was mainly due to the readjustment in prices for maintenance and equipment maintenance.
Other	-258,780	-184,872	40.0

The variation was mainly due to: (i) an increase in the post-employment benefits item, as a result of the recognition of the expenses of the pension plans contained in the actuarial reports, and (ii) reduction of recovery of expenses resulting from the recovery Of credit from Pasep / Cofins.

Donations and contributions	-19,517	-18,750	4.1
Other operating expensen	-239,263	-166,122	44.0
TOTAL PMSO	-1,537,997	-1,363,133	13	The variation was due to the factors explained above.

Operating Costs	2016	2015	Variation %)	Analysis
Energy purchased for resale	-342,197	-346,350	-1.1	No relevant variation and refer mainly to energy purchased from SPE Jirau.
Fuel	-7,803	-176,425	-95.6	The change was mainly due to the interruption of the Camaçari plant operations.
Charges for the uso of the Electricity grid	-673,051	-673,906	-0.1	No relevant variation.
Construction expenses	-582,833	-999,995	-41.7	No effect in the results, due to an equivalent revenue.
Compensation and Reimbursement Expenses (Use of water resources)	-9,332	-9,691	-3.7	The variation was mainly due to a decrease in generation of electricity, due to the level of the reservoirs in the region, especially the Sobradinho SHU.
Depreciation and amortization	-101,753	-106,565	-4.5	No relevant variation.

Marketletter 4Q16

Operating Provision	2016	2015	Variation (%)	Analysis
	-2,996,350	-996,246	200.7

The variation was mainly due to: (i) provision related to the onerous / impairment contract of R$ 2,042 million in transmission, with emphasis on Contract 61 of transmission lines renewed by Law 12,783 / 2013 (approximately R$ 2,003 millions). The main reason for the variation of the Onerous Contact / impairment was the necessity to disregard the reduction of the expenses in the Voluntary Retirement Plan- PIDV, which was expected to occur in the company, however, due to the new Master Plan 2017/2021, which establishes New plans for retirements, it is necessary to wait the launch and authorization of the new plan to effectively consider in the tests the reduction of expenses, in accordance with current accounting practice, since it is when the Company is considered to be compromised; (Ii) net provision for impairment / onerous contract, in generation, in the amount of R$ 190 million, considering constitution for Casa Nova I, II and III UHEs, and reversal of R$ 39 million for UTE Camaçari; (Iii) increase in the allowance for loan losses (R$ 25 million); (Iv) losses on investments related to impairments in SPEs, from the investor's perspective (R$ 279 million)

Financial Result

The net financial result went from a revenue of R$ 66 million in 2015 to a revenue of R$ 15 million in 2016, influenced by the following factors:

Financial Result	2016	2015	Variation (%)	Analysis
Revenues from Financial Investments	58,370	138,114	-57.7	The variation was due mainly to: movement of applications and redemptions of National Treasury bonds.
Debt Charges	-200,688	-143,371	40.0	The variation was mainly due to: the increase in the balance of loans and financing arising from new funding from Caixa Econômica, Eletrobras and BNDES for funding and investments.
Moratorium increase	94,168	87,260	7.9	No relevant variation
Net Foreign Exchange Variation	0	0	0.0	Not applicable
Net Monetary Adjustment	34,824	24,424	42.6	The variation was mainly due to the increase in the monetary variation on judicial deposits.
Other Financial Revenue/ Expenses	28,207	30,199	-6.6	No relevant variation
Remuneration of Indemnities of the 1st tranche of Law 12,783 / 2013	0	-70,597	-100.0	The variation was due to the full receipt of the credits referring to the 1st tranche of the indemnities referring to the concessions renewed according to Law 12,783 / 2013.

Marketletter 4Q16

Shareholdings

In 2016, shareholdings increased by 2,857.2% in relation to 2015, from a net expense of R$ 17 million in 2015 to a net income of R$ 457 million in 2016, due to the factors described below:

Shareholdings (Equivalence)	2016	2015	Variation (%)	Analysis
	456,751	-16,566	-2,857.2

The variation was mainly due to: the result, by equivalence equity, of the IE Madeira SPEs (R$ 99); Transmitter Manaus (R$ 16); Of Manaus Transmissora (R$ 16 million); Of IE Garanhuns (R$ 45 million), which showed an increase in the profit resulting from the correction of their respective Revenues, to the result of ESBR Participações (R$ 270 million), which in 2016 reversed the provision of exclusive liability; And the negative result of Norte Energia S.A., which presented a negative variation due to the restatement of its financial statements for fiscal year 2015 (R$ 34 million).

Income Tax and Social Contribution

Income Tax and CSLL	2016	2015	Variaion (%)	Analysis
IR e CSLL current	-4,597	- 26,665	-82,7	The variation was mainly due to changes in taxable income.
IR e CSLL diferred	- 2,987,233	133,659	2.335	The variation was mainly due to: the effect of the RBSE registration.
Receita de Incentivos Fiscais	2,633	0	100

Marketletter 4Q16

FURNAS

Analysis of the Result

In 2016, the Company presented a result 13,572% higher than in 2015, from a loss of R $ 70.3 million in 2015 to a profit of R $ 9,468 million in 2016, mainly due to the factors described below.

Operating Revenue - Generation and Transmission Companies

In 2016, net operating revenue increased 201% compared to 2015, from R $ 6,570 in 2015 to R $ 19,799 million in 2016. The variations in each revenue account are detailed below:

Gross Income	2016	2015	Variation (%)	Analysis
Generation
Supply to Disco	3,576	4,048	-11.6

The variation was mainly due to the variation of contract prices in the ACL environment, due to market conditions, reduction of revenue in the ACR environment due to the MCSD (Mechanism of Compensation of Remains and Deficits) and reduction of the lowest dispatch of Thermoelectric Plant Santa Cruz.

Supply to final Consumers	22,594	15,445	46	The variation was due to the greater supply of energy to several companies, as of November 2016.
Short Term Energy (CCEE)	230,088	507,233	-55

The variation was mainly due to the adoption of the GSF renegotiation by the other market agents, reducing the sale of energy in the short term, and the PLD was lower in 2016. The increase in the supply revenue was not enough to offset the Lower volume sold in the short term.

O & M Revenue - Renewable Plants Law 12.783/2013	836,554	667,939	25	The variation was mainly due to the updating of the RAG - Generation Annual Revenue contracts for the plants extended under Law 12,783 / 2016, including recognition of revenue from new investments.
Generation Construction Revenue	-12,158	41,804	-129

The variation was mainly due to the variation in the balances at the Hydroelectric Power Plants of Corumbá, Furnas. Funil, LCB de Carvalho, Marimbondo and Porto Colombia, without effect on the result, considering the registration in an equivalent amount in the expense account.

Transmission
Unrefined LT revenue	35,511	32,698	9	The variation was mainly due to the annual adjustment of RAP.
O & M LT renewed by Law 12.783/2013	1,149,175	1,035,452	11	The variation was mainly due to the annual adjustment of the RAP of Contract No. 062.2001.
Return on Investment Investment in Transmission	14,228,062	215,840	6.492

The variation was mainly due to: accounting recognition of the electric power transmission assets existing on 05/31/2000, called Basic Grid Existing System - RBSE and Other Transmission Facilities - RPC, not amortized and not During the first concession period of the transmission lines whose concessions were extended by Law 12,783 / 2016, as well as by the respective remuneration related to those assets, in accordance with Administrative Rule MME 120/2016. The accounting record occurred according to amounts approved by Aneel. The effect of RBSE on the financial income account in 2016 was R $ 14,031 million. The updating of the financial assets of the transmission and recognition of amounts receivable become the basis for the regulatory remuneration of the assets not amortized and / or depreciated of RBSE existing on 05/31/2000

Transmission Construction Revenue	318,890	633,203	-50	The variation was due to, mainly, variation of CT 062,2001 (R $ 214 million) and other contracts (R $ 57 million).
Other Revenues	192,455	196,760	-2.1%	No relevant variation and refers to engineering services.
Deductions from Operating Revenues	-777,571	-824,474	-5.6	The largest change in Gross Revenue was related to the financial income of RBSE, which is a right recognized and not yet billed, according to MME Ordinance 120/2016.
Net Operating Revenue	19,799,277	6,570,320	201.3	The variation was due to the factors mentioned above.

Marketletter 4Q16

Operating Costs and Expenses

In 2016, operating expenses and costs decreased by 13.3% compared to 2015, from R $ 5,434 million to R $ 4,709 million, with variations listed below:

PMSO	2016	2015	Variation (%)	Analysis
Personnel	-1,206,422	-1,149,014	5.0

The variation did not show any significant variation in the period, the increase resulting from the annual adjustment of the Collective Labor Agreement of around 9%, partially offset by management actions to reduce expenses as overtime.

Material	-39,392	-38,529	2.2	The variation did not show any significant variation in the period.
Services	-796,683	840,421	-5.0	The variation did not show any significant variation in the period.
Other	-620,971	-545,165	14

This variation was mainly due to: (i) recovery of expenses (R$ 48 million), mainly due to reimbursement of suppliers, personnel and reimbursable expenses, partially offset by (ii) the increase in the appropriation of Insurance with hydrological risk - GSF due to the renegotiation celebrated in 2015 (R$ 82 million); (Ii) indemnities for losses and damages (R$ 26 million)

Donations and Contributions	-24,996	-28,484	-12.2
Other Expenses	-595,975	-516,681	15.3
TOTAL PMSO	-2,663,468	-2,573,129	3.5

Operating Costs	2016	2015	Variation (%)	Analysis
Energy purchased for resale	-562,175	-457,343	23

The variation was mainly due to the adhesion of two new Power Purchase Agreement (PPA), signed with SPE Teles Pires to meet the project financing requirement. There was a price adjustment as well as a purchase of energy from Teles Pires in all quarters of 2016, while in 2015 it started in the second quarter. The total volume of the PPA with Teles Pires is 32.01MW average SPE.

Fuel for Electricity Production	-409,077	-520,272	-21.3	The variation was mainly due to the reduction in the generation of the thermoelectric plant at UTE Santa Cruz
Use of the Electricity Grid	-496,049	-468,948	5.7	The variation was due to, mainly, annual adjustment.
Construction	-306,732	-675,007	55	No effect on result, due to an equivalent registration in construction revenue.
Compensation and Reimbursement Expenses (Use of water resources)	105,816	167,296	58.10

The variation was due to the application of ANEEL Resolution 67, in the amount of R $ 61,409 million referring to CFURH, due to the increase in energy generation, from 18 GW in 2015 to 26 GW in 2016, and to the addition of TAR - Tariff Updated Reference at 9%.

Depreciation and Amortization	244,517	280,276	14.6	The variation of its due to the stock of assets in service.
Operating Provisions	2016	2015	Variation (%)	Analysis
	175,613	-389,499	145

The variation was mainly due to: (i) a reduction in the balance of the PLCD (R$ 134 million); (ii) reduction of tax, labor and civil contingencies (R $ 103 million); (Iii) reversion of an onerous contract to contract 062 (R$ 729 million); (iv) reversal of Impairment of Batalha (R$127 million) and Simplício (R$ 65 million); And (v) impairment of Serra Mesa (R$ 200 million).

Marketletter 4Q16

Financial Result

The net financial result went from an expense of R$ 1,302 million in 2015 to R$ 981 million in 2016, influenced by the following factors:

Financial Result	2016	2015	Variation (%)	Analysis
Financial Income	88,767	141,269	-37.0	The variation was mainly due to the decrease in the balance of financial investments in the period.
Debts	-1,062,093	-919,075	16.0	The variation was mainly due to the increase in the level of indebtedness.
Moratorium surcharge on energy sold	16,583	4,976	233.0	The variation was mainly due to arrears increases related to Traditional Energy (supply) in the amount of R$ 12 million.
Net Foreign Exchange Variation	87,628	-212,592	141.0

The variation was mainly due to the reduction in exchange variation on loans and financing obtained, in the amount of R$ 313 million, due to the exchange rate depreciation on long-term foreign currency loans with the BID (US $ 16.54% ) And Eximbank (Yen: - 13.91%).

Net Monetary Update	-101,338	-225,834	-55.00	The variation was mainly due to (i) reduction of monetary variation expense over long-term debt principal, in the amount of R $ 112 million, due to interest fluctuations (Selic, IPCA and TJLP).
Other Financial Income / Expenses	-75,245	-32,247	133	The variation was mainly due to the increase in interest of R $ 29 million.
Remuneration ofIndemnities of the 1st tranche of Law 12,783 / 2013	0	-118,288	-100	The change occurred due to the full receipt of the credits referring to the 1st tranche of the assets not depreciated and not amortized referring to the concessions renewed by Law 12,783 / 2013.

Marketletter 4Q16

Shareholdings

Shareholdings	2016	2015	Variation (%)	Analysis
	-184,704	405,687	-146

The variation was mainly due to: equity in the following companies: Madeira Energia (R $ 241 million), São Manoel Energy Company (R $ 104 million); Itaguaçu bahia (R $ 82 million) and Brazil winds (R $ 172 million). The worst result of these investees was due to impairment and costly countermeasures of SPEs and, in the case of Madeira Energia, adjustment of IR and CSLL.

Income tax and social contribution

The provision for Income Tax and Social Contribution (CSLL) went from an expense of R $ 310 million in 2015 to an expense of R$ 4,474 million, influenced by the factors below

IR e CSLL	2016	2015	Variation (%)	Analysis
IR and Current CSLL	-63,864	-115,892	-45.0	The variation was mainly due to the increase in deferred taxes in 2016 due to the effect of accounting for the Basic Network of the Existing System (RBSE).
IR and deferred CSLL	-4,409,916	-194,097	2.172

Marketletter 4Q16

Eletronuclear

The Company presented a 20.3% better result in 2016 than in 2015, from a loss of R$ 5,118 million in 2015 to a loss of R$ 4,075 million in 2016, mainly due to the factors described below.

Operating income

Gross Income	2016	2015	Variation (%)	Analysis
Generation
Supply	2,894,409	2.160.585	34.0

The variation was mainly due to: (i) updating the contracted revenue in 2016, according to ANEEL Resolution 2006, which established the fixed revenue for the year 2016 related to the generation of energy from Angra 1 and 2. ANEEL made a 48% adjustment in the components of plot A, mainly in nuclear fuel to supply INB's revenues, and in 2015 the value was much lower than the requirements. For O & M, the adjustment was 14%. And (ii) a positive balance relating to the variable portion, which represents the excess or insufficiency of the energy supplied in relation to the assured energy of said Angra 1 and 2 nuclear power plants, as evaluated annually. In 2016, the variable share was positive.

Other Revenues	123	411	-70.1	The change was mainly due to lower sales in 2016 of general equipment and outdated stock material.
Deductions	-347,347	-258,667	34.3	The change was due to the increase in revenue.
Net Operating Revenue	2,547,185	1,902,329	33.9	The variation was due to the factors that were explained above.

Operating Costs and Expenses

In 2016, operating expenses and costs decreased by 7.9% in relation to 2015, from R$ 6,891 million in 2015 to R$ 6,346 million in 2016, presenting the variations listed below:

PMSO	2016	2015	Variation (%)	Analysis
Personnel	-518,150	-566,443	-8.5

The variation was mainly due to: (i) the effects of the employee severances in 2015, promoted by Severance Incentive Program that took place in 2015, which were partially offset by (ii) the collective agreement effects that fixed a 9% average wage increase.

Material	-69,032	-47,756	44.6	The variation was mainly due to: the maintenance material needs, which vary year by year, depending on the equipment needed.
Services	-386,844	-406,111	-4.7

The variation was mainly due to: the Angra 1 maintenance stoppages in 2015 (59 days) were different than the stoppages in 2016 (37 days). In 2015, there were over 20 days of strike, which encumber the temporary labor costs that year, while the return to work of the employees occurred in the expected time in 2016. Besides, there were non-routine maintenances such as the revision of the electrical generator and exciter and the replacement of the protective coating of capacitor boxes 2 and 3, which were not made in stoppage in 2016.

Other	-259,574	-95,746	171.1

The variation was mainly due to: (i) documenting the findings on investigation at Angra 3 in the amount of R$ 141.3 million and; (ii) an expense of R$ 27 million related to Property Tax (IPTU) additional fees during the 2011-2015 period, related to additional land areas that were enhanced to the estate cadastre of the municipality of Angra dos Reis.

Donations and Contributions	0	0	0.0
Other Expenses	-259,574	-95,746	171.1
TOTAL PMSO	-1,233,600	-1,116,056	10.5

Marketletter 4Q16

Operating Costs	2016	2015	Variation (%)	Analysis
Energy purchased for resale	0	0	0	Not applicable.
Fuel for Electricity Production	-371,902	-286,951	30	The variation was mainly due to: the stoppage in 2015 (59 days) was higher than in 2016 (37 days), therefore the energy production was lower and this caused the lower fuel expense.
Use of the Electricity Grid	-93,908	-83,793	12	The variation was mainly due to: the adjustment of the value charged for the use of the electricity grid, by virtue of the higher energy generated.
Construction	0	0	0	Not applicable.
Depreciation and Amortization	-397,637	-367,981	8	The variation is not relevant.

Operating Provisions	2016	2015	Variation (%)	Analysis
	-4,249,259	-5,037,026	-15.6	The variation was mainly due to: the lower provision record for impairment of Usina Angra 3 in 2016 (R$ 4,236 million) compared to 2015 (R$ 4,974 million), although it is also relevant.

Financial Result

In 2016, the Financial Result decreased 115% compared to 2015, from R $ 129 million to R $ 277 million, mainly due to the following factors:

Financial Result	2016	2015	Variation (%)	Analysis
Financial Income	3,168	2,138	48.2	The variation was mainly influenced by: profitability was applied on inflows of new investment resources.
Debts	-94,865	-55,780	70.1	The variation is mainly due to the interest rate on loans that was taken out for Angra 1 and 2, and for the implementation of the retirement incentive plan in 2015 .
Interest Paid in Arrears	0	0	0.0	Not applicable.
Exchange Rate Variation	-50,338	-98,279	-48.8	The variation was mainly due to exchange rate change in the period in relation to contracts with suppliers.
Monetary Adjustments	-7,262	-30,098	-75.9	The variation was mainly due to the settlement of debts with suppliers, partially offset by new loans with Eletrobras in 2016, in the amount of approximately R$ 130 million.
Other Financial Results	-127,258	53,439	-338.1	The variation was mainly due to the reduction in the yield of the decommissioning fund with Banco do Brasil, indexed by the US dollar.

Income tax and social contribution

There was no provision for income tax and social contribution, since the company had no taxable income.Não houve provisão de IR e CSLL, uma vez que a empresa não teve lucro tributável.

Marketletter 4Q16

ELETROSUL

Analysis of the Result

In 2016, the Company presented a variation of 24,380% in the result compared to 2015, from a loss of R$ 769 million in 2015 to an income of R$ 1,105 million in 2016, mainly due to the factors described below:

Operating Revenue

In 2016, Net Operating Revenue increased by 97% compared to 2015, from R$ 1,623 million in 2015 to R$ 3,202 million in 2016. The variations are shown below:

Gross Revenue	2016	2015	Variation (%)	Analysis
Generation
Supply	495,309	379,610	30.5

The variation was mainly due to: the annual IPCA adjustment on revenues and the begin into opetation of new wind power generation projects at the end of 2016: Coxilha Seca, Capão do Inglês and Galpões, Hermenegildo I, Hermenegildo II, Hermenegildo III and Chuí IX.

Short therm energy (CCEE)	256,870	318,978	-19.5	The variation was mainly due to the decrease in the average PLD in 2016
Construction revenue from generation				No effect in the results, due to an equivalent expense.
Transmission
RAPs TL not renewes	120,377	96,947	24.2

The change was mainly due to: readjustment in the RAPs for the 2015/2016 cycle, adjustments related to the variable portion, apportionment of the system and increase of the percentage of O&M calculated based on the PMSO.

O&M TL renewed by law 12.783/2013	612,085	570,244	7.3	The variation was mainly due to the annual adjustment of the RAPs.
Revenue from return on investment in transmission	1,773,270	205,247	764.0

The variation was mainly due to: accounting recognition of the electric power transmission assets existing on 05/31/2000, named Basic Grid Existing System - RBSE and Other Transmission Installations - RPC, not amortized and not depreciated during the first concession period of the transmission lines whose concessions were extended by Law 12,783 / 2016, as well as by the respective remuneration related to those assets, in accordance with Administrative rule MME 120/2016. The accounting occurred according to the amounts approved by Aneel. The effect of RBSE on the financial income account in 2016 was R$ 1,596 million. The adjustment of the financial assets of the transmission and recognition of amounts receivable become the basis for the regulatory remuneration of the assets not amortized and/or depreciated of the existing RBSE on 05/31/2000.

Construction revenue from transmission	92,163	181,682	-49.3

The variation was mainly due to: reduction in 2016 of construction expenses and reversal of construction revenues linked to the 001/2015 concession contract, which has no impact on income due to Amount equivalent to the expense.

Other Revenues	37,604	45,057	-16.5	The variation was mainly due to the reduction of engineering services.
Operating Revenues deductions	-185,926	-174,597	6.5	-
NOR	3,201,752	1,623,168	97	The variation was due to the factors explained above.

Operating Costs and Expenses

In 2016, operating expenses and costs decreased by 11% compared to 2015, from R$ 1,560 million in 2015 to R$ 1,387 million in 2016, presenting the variations listed below:

Marketletter 4Q16

PMSO	2016	2015	Variation (%)	Analysis
Personnel	-407,477	-374,191	8.9	The variation was due mainly to the reflection of the collective agreement that established an average salary increase of 9%.
Material	-11,599	-12,135	-4.4	No significant variation, but the reduction demonstrates management's effort to reduce costs.
Services	-118,268	-109,550	8.0	The variation was mainly due to: (i) price readjustment and (ii) commercial start-up of the new wind farms.
Other	-34,114	-56,039	-39.1

The variation was mainly due to the non-recurring recording in 2015 of R $ 22 million losses from the sale of assets to Eletronorte, which did not occur in 2016. The investments in Norte Brasil Energia and Construtora Integração , As well as the assets inherent to Concession 10/2009 - Transmission Line and Substation Collector Porto Velho.

Donations and contributions	0	0
Other operating expensen	-34,114	-56,039	-39.1
TOTAL PMSO	-571,458	-551,915	4

Operating Costs	2016	2015	Variation %)	Analysis
Energy purchased for resale	-264,124	-224,560	17.6

The variation was mainly due to: the purchase of the Power Purchase Agreement (PPA), entered into with the ESBR and Teles Pires SPEs to meet the demand for project financing. There was a price adjustment as well as a purchase of energy from Teles Pires in all quarters of 2016, while in 2015 it started in the second quarter.

Fuel	0	0	0.0	Not applicable
Charges for the uso of the Electricity grid	-26,135	-16,805	55.5	The change was due mainly to the readjustment of TUST and TUSD in relation to the same period in 2015, and the entry into operation of new wind power plants.
Construction expenses	-92,163	-181,682	-49.3	No effect in the results, due to an equivalent revenue.
Compensation and Reimbursement Expenses (Use of water resources)	-12,590	-12,902	-2.4	No relevant variation.
Depreciation and amortization	-181,249	-118,651	52.8

Operating Provision	2016	2015	Variation %)	Analysis
	-313,184	-453,919	-31.0

The variation was mainly due to: (i) decrease volume of impairments recorded in 2016 and reversal of impairments, mainly in the wind farms Eólica Coxilha Seca (R$ 29 million), Capão do Inglês (R $ 11 million) and Galpões (R $ 8 million) and transmission contracts (R$ 31 million), partially offset by (ii) generation impairments of R$ 268 million in 2016, in particular Hermenegildo I, II, III and Chui IX, in the total amount of R$ 220 million.

Financial Result

The net financial result went from an expense of R$ 446 million in 2015 to an expense of R$ 424 million in 2016, influenced by the following factors:

Marketletter 4Q16

Financial Result	2016	2015	Variation %)	Analysis
Revenues from Financial Investments	37,617	37,311	0.8	No relevant variation
Debt Charges	-498,125	-391,541	27.2	The variation was mainly due to: the increase in the balance of loans and financing arising from new funding of funds and charges generated and not yet amortized.
Moratorium increase	0	0		Not applicable
Net Foreign Exchange Variation	48,008	-60,627	-179.2	The change was due mainly to: variation of the Euro in 2016, on signed loans in Euro, by the Eletrobras, from contracts with the german bank KFW, whose funds are used for construction of small hydro.
Net Monetary Adjustment	-15,952	-56,289	-71.7	The variation was mainly due to: loan adjustment
Other Financial Revenue/Expenses	9,683	2,177	344.8	The change was mainly due to the updating of the renegotiated energy credits inherent to Law 8727/93.
Remuneration of Indemnities of the 1st tranche of Law 12,783 / 2013	0	26,795	-100,0

The change was due to the full payment of the claims relating to compensation of electricity transmission assets existing on 31 May 2000, called Basic Grid Existing System - RBSE and other transmission facilities - RPC, not depreciated and not amortized, according to Law 12,783 / 2013. The concession relating to such assets has been renewed.

Charges on shareholders remuneration	-5,418	-4,528	19.6	Dividends not paid that are being adjusted buy Selic rate.

Shareholdings

In 2016, shareholdings increased by 147% in relation to 2015, from a net expense of R$ 511 million in 2015 to a net income of R$ 240 million in 2016, due to the factors described below:

Shareholdings (Equivalence)	2016	2015	Variation %)	Analysis
	240,485	-510,925	147.1

The variation was mainly due to the following: profit realized by the investee ESBR Participações S.A. (UHE Jirau) in 2016, derived in particular from the reversal of the provision related to the responsability exclusion.

Income Tax and Social Contribution

Income Tax and CSLL	2016	2015	Variation %)	Analysis
IR e CSLL current	-37,976	65,799	42.2	The variation was mainly due to: the effect of the RBSE registration.
IR e CSLL diferred	-486,031	63,600	864.1
Revenue form income tax incentive	0	0	0

Marketletter 4Q16

CGTEE

Analysis of the Result

In 2016, the Company presented a 20.10% lower result than in 2015, from a loss of R$ 648 million in 2015 to a loss of R$ 1,073 million in 2016, mainly due to the factors described below.

Receita Operacional (R$ millions)

Net Operating Revenue in 2016 increased compared to 2015, from R$ 374 million in 2015 to R$ 634 million in 2016. The changes in each revenue account are detailed below:

				R$ thousands
Gross Revenue	2016	2015	Variation (%)	Analysis
Generation
Supply	714,389	425,114	68,0

The variation was due mainly to: (i) extra revenue in the 1st auction resulting from the reinstatement of the physical guarantee of Candiota III thermal plant - phase C, which, from average 227MW in April 2016, returned to an average of 292 MW, according to the Judicial process decision no. 5000593-10.2015.4.04.7100, in the 2nd second half of 2016, and (ii) obtaining an injunction that made CGTEE able to receive amounts retained in the Short-Term Market based on the application of the GSF factor.

Other Revenues	3,692	3,467	6	Not relevant variation, with respect to leases of land and ash sale.
Operating Revenues deductions	-83,731	-53,944	55	Accompanied the revenues variation.
NOR	634,350	374,637	69	The variation was due to the factors explained above.

Operating Costs and Expenses

Operating costs and expenses increased by 2016, from R$ 672 million in 2015 to R$ 1,282 million in 2016, with the variations listed below:

Operating Costs	2016		2015	Variation (%)	Analysis
Energy purchased for resale	-223,785		-84,877	163.7

The variation was mainly due to: (i) Eletronorte's energy purchase expenses of 135 MW, which is adjusted by the IPCA; (Ii) accounting for CCEE, where there were discrepancies between the amounts projected for settlement and those actually paid, generating adjustments in the provisions for the purchase of energy.

Fuel	-180,722		-184,397	-18	The variation was mainly due to the reduction in the purchase of coal for phases A and B of the Presidente Médici thermal plant.
(-) Recuperação Despesas CCC	116,783		106,296
Charges for the uso of the Electricity grid	-43,875		-39,019	12	The change was due to the readjustment of the CUST and CUSD tariffs according to the application of the rules of the contracts.
Construction expenses	0		0	0	No effect in the results, due to an equivalent revenue.
Depreciation and amortization	-72,983		-76,009	-4	No relevant variation.

Operating Provision	2016	2015	Variation (%)	Analysis
	554,389	-101,082	448,5

The variation was mainly due to: (i) an increase in the provision for contingency (R$ 303 million), with a civil lawsuit filed by the german bank KFW, in the German court, of approximately R$ 258 million, concerning the execution of guarantees not recognized by CGTEE; (Ii) provision for impairment, in the amount of approximately R$ 236 million related to the Candiota II UTE - Phase B.

PMSO	2016	2015	Variation (%)	Analysis
Personnel	-121,126	-115,859	4.5	The variation was mainly due to the salary adjustment related to the collective agreement of around 9%, proportionally compensated by management actions to reduce expenses.
Material	-83,043	-92,140	-9.9	The change was mainly due to the renegotiation of whitewash's supply contract.
Services	-63,460	-62,478	1.6	No relevant variation.
Other	-55,163	-22,434	145.9	The variation was mainly due to the increase in the payment of labor indemnities.
Donations and contributions	0	0	0
Other operating expensen	-55,163	-22,434	146
TOTAL PMSO	-322,792	-292,911	10.2

Marketletter 4Q16

Financial Result

The net financial result went from an expense of R$ 351 million in 2015 to an expense of R$ 426 million in 2016, influenced by the following factors:

Financial Result	2016	2015	Variation (%)	Analysis
Revenues from Financial Investments	7.547	121	6137.2	The variation was mainly due to the temporary application of available resources to attend short-term obligations.
Debt Charges	-416.970	-324.337	28.6	The variation was mainly due to the charges for financing agreements with Eletrobras
Moratorium increase	0	0	0.0	Not applicable
Net Foreign Exchange Variation	107	-360	-129.7	The variation was mainly due to the variation of the US dollar in the period.
Net Monetary Adjustment	2.621	0	100.0	The change was mainly due to the adjustment of receivables, according to ANEEL Dispatch No. 3824/15.
Other Financial Revenue/Expenses	-8.597	-17.696	-51.4	The variation was mainly due to the fact that the Company presented a delay to collect taxes in 2015, generating a higher volume of charges in that year.

Income Tax and Social Contribution

There was no provision for income tax and social contribution, since the company had no taxable income.

Marketletter 4Q16

ELETROPAR

In 2016, the Company presented a result 568% higher than in 2015, from a profit of R$ 5.3 million in 2015 to a profit of R$ 35.5 million in 2016, mainly due to the factors described below.

Operating Revenue

Eletropar is a holding company, and therefore its revenue comes from dividends and shareholdings. The result of the shareholding account in 2016 increased, from R$ 3.4 million in 2015 to R$ 34.9 million in 2016, mainly influenced by the following factors:

R$ thousands

Gross Revenue	2016	2015	Variation (%)	Analysis
Other Revenues	388	0	100	The variation was mainly due to the: refund of taxes by Receita Federal.
Operating Revenues deductions	0	0	0	Not applicable
NOR	388	0	100	The variation was due to the factors explained above..
Shareholdings (Equivalence)	2016	2015	Variation %)	Analysis
	34,861	3,472	904	The variation was mainly due to: (i) a R $ 29.6 million gain on the CTEEP equivalence, influenced by the RBSE registration.

Operating Costs and Expenses

Operating expenses increased by 38% in 2016, from R$ 5 million in 2015 to R$ 6.9 million in 2016, mainly due to the following factors:

Operating Costs	2016	2015	Variation (%)	Analysis
Depreciation and amortization	-26	-26	0	No variation
Operating Provision	2016	2015	Variation (%)	Analysis
	-1,243	-188	561.2	The variation was mainly due to: (i) provision for loss on the investee Eletropaulo (R $ 712 thousand); (Ii) provision for contingencies related to the annuity process with Bovespa (R $ 54 thousand).
PMSO	2016	2015	Variação (%)	Análise
Personnel	-3,413	-3,161	8.0	The variation was mainly due to: (i) reflection of the collective agreement that established an average salary increase of 9%
Material	-58	-56	3.6	No relevant variation.
Services	-799	-734	8.9	The variation was mainly due to: readjustment of the contract for the provision of administrative support services (an average of 7.3%); Payment of services to the bank for dividends payment.
Other	-1,379	-831	65.9

The variation was mainly due to: (i) increase in tax expenses, CVM inspection fee; Increase in expenses with mandatory publicity, due to the holding of Shareholders Meetings and readjustment of the advertising contract; And (ii) rent adjustment. The increase in tax expenses was R $ 313 thousand due to the financial income being taxed with PIS and Cofins, since July 2015

Donations and contributions	0	0	0
Other operating expensen	-1,379	-831	66
TOTAL PMSO	-5,649	-4,782	18.1

Marketletter 4Q16

Financial Result

The net financial result went from a revenue of R$ 7.4 million in 2015 to a revenue of R$ 8.0 million, mainly due to the following factors:

Financial Result	2016	2015	Variation (%)	Analysis
Revenues from Financial Investments	8,989	7,513	19.6	The variation was mainly due to the increase in funds available for application and the restatement of the balance receivable due to the agreement with Eletronet's creditors.
Other Financial Revenue/Expenses	-931	-51	1725.5

The variation was mainly due to: (i) the creditors' agreement signed with Eletronet, which establishes the monetary restatement of the balance receivable from Eletronet, and consequent transfer to the assignors. Other expenses were recorded in the account, the amount of R $ 595 thousand related to the adjustment of the obligation of transfer of Eletropar and the consideration paid by Eletronet is, in an equivalent amount, within the revenue account of applications; (Ii) monetary correction of the dividends referring to the year 2015, paid in 2016 (R $ 212 thousand), which did not occur in 2015 due to the non-declaration of dividends for 2014.

Income Tax and Social Contribution

Income Tax and CSLL	2016	2015	Variation (%)	Analysis
IR e CSLL current	-880	-626	40.6	The variation was mainly due to: increase in JCP revenue and financial income.
IR e CSLL diferred	0	0	0

Marketletter 4Q16

Amazonas GT

Clarification: owing to the deverticalization of Amazonas Energia and Amazonas GT happening as of July 2015, the said Company shall not be subject to analysis, which would ensue a comparison between 2015 and 2016, as performed for the other controlled companies of Eletrobras, and the following analysis was made according to the variation between 4Q16 and 4Q15.

The Company posted, in 4Q16, a result 91.0% higher compared to the 4Q15, from a loss of R$  202.8 million to a profit of R$  89.9 million in 4Q16, mainly owing to the factors described hereunder.

Operating Revenue

Gross Revenue	4Q16	4Q15	Variation (%)	Analysis
Generation
Supply	156,059	139,846	11.6	The variation mainly derived from the increase of the amount of power sold, from 658,098.560 MWh in 4Q15 to 843,519.470 MWh in 4Q16.
Deductions from Operating Revenue	-54,630	-39,082	39.8	The variation resulted from the income variation.
ROL	101,429	100,764	0.66	The variation resulted from the factors explained above.

Operating Costs and Expenses

The Operating Expenses and Costs showed, in 4Q16, a decrease of 140% compared to 4Q15, from an expense of R$  215.7 million to R$  86.7 million in 4Q16, with the following variations:

PMSO	4Q16	4Q15	Variation (%)	Analysis
Personnel	-36,269	-18,156	99.8

The variation mainly derived from the impact of the deverticalization of Amazonas GT on the payroll (actual expense of the month) and payroll provisions. It should be noted that, in 2015, there was no amounts recorded in this provision, only the actual payroll expense, which derived from the Order of Reimbursement Expenditure - ODR from Amazonas Distribuidora de Energia S/A.

Material	4,354	-4,201	-203.6	The variation mainly derived from the fact that, over the last quarter of 2015, more materials for the maintenance of plants were used, especially Aparecida.
Services	-11,698	-8,988	30.2	The variation mainly derived from new agreements executed for service provision, such as law firms, cleaning and conservation companies.
Other	102,812	16,881	509.0

The variation mainly derived from: no invoicing of the lessors for the Company. This way, the account of Lease Rates has been little changed. Although the MME Ordinance 015/2016 decreases the fuel account and increased the rent, the contracts with the lessors had maturity in 3Q16, and there was a challenge connected to the fuel, thus, the contracts were still not executed.

Donations and contributions	0	0
Other Operating Expenses	102,812	16,881	509.0
TOTAL PMSO	59,199	-14,464	-509.3

Marketletter 4Q16

Operating Costs	4Q16	4Q15	Variation (%)	Analysis
Power Purchased for Resale	-39,243	0	100.0

The variation mainly derived from the fact that Amazonas Energia Distribuição did not supply gas, given that Amazonas GT had to purchase power in the market in the short run, although the cost will be recovered by Amazonas D, responsible for the delivery of fuel (about R$ 86 million).

Fuel	8,638	80,183	-89.2

The variation is connected to the publication, on January 21, 2016, of the MME Ordinance no. 015/2016, which established that the Lessors are responsible for the purchase of fuel oil, and that such costs are booked to the expense accounts, together with lease rates. The changes to the fuel account as of April 2016 were connected to the adjustment to physical inventories performed.

Charges on the Use of the Electric Network	-1,846	-3,020	-38.9

The variation was due to the contracts with the rental companies that matured in the 3Q16, in accordance with the validity of Decree 15/2016. There was a request in the current bidding for new contracting of the rental companies, thus, the contracts to be signed, in accordance with decree 179/2016, have not yet been signed.

Expenses from Compensation and Reimbursement (Use of water resources)	-757	-1,522	-50.3	The variation resulted from smaller generation in the period.
Depreciation and Amortization	-15,772	-15,850	-0.5	The variation is not relevant.

Operating Provisions	4Q16	4Q15	Variation (%)	Analysis
	76,560	-260,984	-129.3	The variation is mainly connected to the release, in 2015, of R$ 156.8 million of impairment, and, in 2016, of a reversal of 86 million.

Financial Results

The Financial Income, in 2016, posted a decrease of 15% vis-à-vis 2015, from an expense of R$  87.8 million to an expense of R$  74.6 million in 4Q16, mainly owing to the factors below:

Financial Results	4Q16	4Q15	Variation (%)	Analysis
Revenue from Financial Investments	686	5,038	-86.4	The variation mainly derived from the redemptions of financial investments made in 4Q16, for the payment of several operating expenses, including suppliers.
Debt Charges	-69,183	-54,822	26.2	The variation mainly derived from the inclusion of new loan agreements executed with Eletrobras Holding.
Addition for Late Payment	0	0		Not applicable
Net Exchange Variations	0	0		Not applicable
Net Adjustment for Inflation	-3,821	-40,753	-90.6

The variation mainly derived from the decrease of the liability adjustment for inflation of Processo El Paso Amazonas. As this process was recorded by AmGT only in 4Q15, within the scope of the deverticalization process, the amount of adjustment accounted for the income of the period was higher because of the cumulative effect. In turn, in 2016, the adjustment was performed quarterly.

Other Financial Revenue/Expenses	-2,321	2,639	-187.9	The variation derived from the recording, in 4Q15, of the penalties applied on invoices of lessors. As there was no invoicing of the lessors in 4Q16, as a result, there was no recording of penalties.

Marketletter 4Q16

IV.3.3 Analysis of the Results of the Distribution Companies

AMAZONAS ENERGIA

Analysis of the Result

The Company1 posted, in the year of 2016, a result 23.2% lower than that ascertained in 2015, from a loss of R$  2,344 million in 2015 to a loss of R$  4,967 million in 2016, mainly owing to the factors described hereunder.

Operating Revenue

The Net Operating Revenue posted an increase, from R$ 2,621 million in 2015 to R$ 2,670 million in 2016, owing to the factors below:

Gross Revenue	2016	2015	Variation (%)	Analysis
Generation
Supply	460,586	784,132	-41.3

The variation mainly derives from: (I) the effect of the deconsolidation of Amazonas GT, as of July 2015, and, in the first half of 2015, the revenue from the power generated by the assets of Amazonas GT was taken into account, given that, in 2016, by the equity method, this impacted the income of Amazonas D under the account of shareholdings and provisions for the negative net worth of controlled companies.

Short Term (CCEE)	314,833	670,432	-53.0

The variation mainly derived from: (i) the decrease of 63.38% in the price of settlement of differences (PLD) in the Northern submarket, thus reaching 94.71 R$ /MWh in 2016 and (ii) by the increase of the share in the power of SIN in the energy matrix of Amazonas, from 44.23% in 2015 to 60.21% in 2016, with, therefore, remaining less power to be settled in the short run.

Revenue from Construction	23,377	55,646	-57.9	Without impact on the income, owing to the expenses of equal amount.
Distribution
Supply	2,353,321	1,339,194	75.7

The variation mainly derived from: (i) the tariff repositioning of 35.76% (with average impact on the consumer of 40.45%, applied as of February 2016, with backward effect since November 2015, and given that such repositioning impacted the significant variation of the price of transfer equivalent to the average ACR for calculation of such revenue, from average R$ 192.61/ MW in 2015 to average R$ 295.10/MW in 2016; (ii) inclusion of the CDE charge; and (iii) the increment of the charge of system services– ESS. Such tariff increase was partially compensated by the decrease in the revenue transferred to the generation activity by virtue of the deverticalization of Amazonas GT.

Revenue from Construction	260,370	225,806	15.3	Without impact on the income, owing to the expenses of equal amount.
Revenue from CVA	-129,406	-949	13,536.0

The variation mainly derived from the establishment of CVA liabilities (CVA for amortization), since the power costs (R$ 200.27/MWh) were smaller than the sum charged to the consumers’ power tariff (R$ 295.10/MWh).

Other Operating Revenue	263,157	319,650	-17.7	The variation mainly derived from the decrease of R$ 62 million in the revenue of subsidy of low-income consumers.
Deductions from Operating Revenue	-876,391	-773,144	13.4	The variation mainly derived from the increase in the revenue from supply.
NOR	2,669,847	2,620,767	1.9	The variation resulted from the factors explained above.

1 It is important to clarify that the income of Amazonas D is not consolidated to Amazonas GT, although it is a fully-owned subsidiary. The income of Amazonas GT is being booked under the shareholder’s equity account of Amazonas Energia. However, in the holding, Amazonas GT appears as consolidated.

Marketletter 4Q16

Operating Costs and Expenses

The operating expenses and costs posted, in the year of 2016, an increase of 10.7%, from R$  3,513 million in 2015 to R$  5,491 million in 2016, mainly owing to the factors below:

Operating Costs	2016	2015	Variation (%)	Analysis
Energy Purchased for Resale	-1,758,515	-1,685,067	4.4

The variation mainly derived from: (i) non-typical booking, in 2015, connected to the measurement of Substation Mauá III, where its electrical measurements were not being properly made by CCEE, leading to an additional expense of R$ 345 million, owing to the backward effect of the booking to include since the operational start-up of the said substation; which compensated (ii) the increase of expenses arising out of the non-generation of power enough by UTE Aparecida, which belongs to Amazonas GT, as a result of the discontinuance of the supply of gas. Given that, in the current deverticalization model, Amazonas Energia is responsible for the delivery of fuel to UTE Aparecida for power generation purposes, expenses connected to said purchase of power are transferred by Amazonas GT onto Amazonas Energia. In 2016, the expense connected to the purchase of power not generated by UTE Aparecida was R$ 86 million; (iii) the accounting reclassification of expenses in keeping with the aspects defined under the Electricity Sector Accounting Guide, given that, in 2015, with the cutoff factor being classified under the account “other expenses" and, as of 2016, started being booked under the account “cost of power purchased" for resale, which impacted the comparison between periods.

Fuel	-3,476,449	-3,828,978	-220.5

The variation mainly derived from: impact of the deconsolidation of Amazonas GT, as of July 2015, given that, in the first half of 2015, there was an expense of fuel from Amazonas GT, which, in 2016, by equity method, impacted the income of Amazonas D in the account of shareholdings and provisions for the negative net worth of the controlled company.

(-) Recovery of CCC Expenses	3,513,758	3,798,015
Charges on the Use of the Electric Network	-78,502	-95,902	-18	The variation mainly derived from the deconsolidation of Amazonas GT, as of July 2015.
Expenses from Construction	-283,747	-281,452	1	There is no impact on the income owing to the revenue from construction of the same amount.
Depreciation and Amortization	-138,869	-159,852	-13	The variation is not relevant and mainly derived from: the effect of the deconsolidation of Amazonas GT as of July 2015, with the transfer of R$ 374 million in generation assets.

Operating Provisions	2016	2015	Variation (%)	Analysis
	-2,368,755	-207,426	1,042.0

The variation mainly derived from: (i) impairment of intangible, amounting to about R$ 63 million, considering the term for the provision of temporary services until December 31, 2017; (ii) reclassification of risk, amounting to R$ 130 million, connected to the eight notices of deficiency recorded by SEFAZ/AM by virtue of the absence of reversing entry of claims of ICMS (Tax on the Circulation of Goods and Services) on loss of electric power; (iii) increase of PCLD (R$ 205 million), especially the household and trade ones, which was mainly triggered by the unfavorable economic context and the tariff repositioning of 40.54%; iv) reclassification of risk, amounting to R$ 422 million, connected to actions filed by independent producers claiming the base date of contract adjustment, pecuniary loss and late payment charges; v) operating provision, amounting to R$ 522 million on the receivables that were suspended, totaling about R$ 2,721 million, under the scope of the process of the budget of CDE of 2017, connected to the new agreements of claims owed by the CDE section fund to the company. In this sense, the provision was calculated considering the cost for raising of such funds, from 19.17% (CDI + 5.54%); (vi) onerous contracts of R$ 812 million, chiefly to about R$ 709 million connected to the amount of the impairment test of the intangible from the distribution activity and R$ 54 million connected to the agreement for purchase of power from UTE Aparecida as a result of the suspension of the natural gas to such plant, brining on a reimbursement of the electric power purchased for the resale with Amazonas GT; (vii) negative net worth of Amazonas GT of R$ 158 million.

PMSO	2016	2015	Variation (%)	Analysis
Personnel	-357,755	-333,479	7.3

The variation mainly derived from: (i) the impact of the collective bargaining agreement that set forth the average wage adjustment of 9%; the hiring of 135 employees, with the impact of 3% to meet the conduct adjustment declaration with the Public Prosecutor’s Office from insourcing services.

Material	-25,391	-35,419	-28.3	The variation mainly derived from the decrease in the expenses with the maintenance of plants, which was transferred to Amazonas GT.
Services	-235,434	-246,366	-4.4

The variation mainly derived from the recovery of the expenses arising out of the non-cumulative ascertainment connected to the contributions of PIS (Social Integration Program) and COFINS (Contribution for the Financing of Social Security).

Other	-281,372	-432,774	-35.0

The variation mainly derived from: the accounting reclassification of expenses in keeping with the aspects defined under the Electricity Sector Accounting Guide, given that, in 2015, with the cutoff factor being classified under the account “other expenses" and, as of 2016, started being booked under the account “cost of power purchased" for resale, which impacted the comparison between periods.

Donations and contributions	0	0	0
Other Operating Expenses	-281,372	-432,774	-35
TOTAL PMSO	-899,952	-1,048,038	-14.1

Marketletter 4Q16

Financial Results

The net financial income changed from an expense of R$  1,211 million over the year of 2015 to an expense of R$  1,957 million, mainly owing to the factors below:

Financial Results	2016	2015	Variation (%)	Analysis
Revenue from Financial Investments	2,893	8,689	-66.7	The variation mainly derived from the decrease of funds available for investment.
Leasing Charges	-303,381	-273,391		The variation mainly derived from: the negative variation of IGPM.
Debt Charges	-2,121,150	-1,656,976	28.0

The variation mainly derived from: (i) R$ 667 million connected to debts with Petrobras/Br Distribuidora, established as of January 2015 but still not newly agreed upon; (ii) new agreement of contracted loans with holding.

Addition for Late Payment of Power Sold	81,689	55,093	48.3	The variation mainly derived from the increase of the tax rate of the clients’ account by virtue of the tariff adjustment of 2015, in addition to the installments agreed with the state government.
Net Exchange Variations	0	0	0	Not applicable.
Net Adjustment for Inflation	461,945	712,372	-35.2

The variation mainly derived from: (i) at expenses: adjustment of debt (R$ 185.4 million), still not newly agreed with BR Distribuidora and the expenditure with the adjustment of Selic Rate of the Debt Acknowledgment Agreements (CCD) executed in December 2014, with Petrobras and Br Distribuidora; (ii) R$ 1,211 million connected to the adjustment by SELIC of the new agreement with Petrobras, in 2014; (iii) charges of R$ 236 million coming from loan and financings contracted by coverage of operating deficit.

Adjustment of CVA Regulatory Assets/Liabilities	13,361	1,309	920.7	The variation mainly derived from the adjustment, in the year of 2016, of the CVA Energia regulatory liabilities amounting to R$ 2.0 million.
Other Financial Revenue/Expenses	-92,708	-57,689	60.7	The variation mainly derived from: the adjustment of the debt overdue with Amazonas GT of R$ 56 million connected to power supply.

Marketletter 4Q16

Shareholdings

Shareholdings	2016	2015	Variation (%)	Analysis
	-189,281	-241,322	-21.5	The variation mainly derived from the income of Amazonas GT, brought by the equity method.

Income Tax and Social Contribution

There was no provision of IR (Tax Income) and CSLL (Social Contribution on Net Profit), given that the company did not have a taxable profit.

Marketletter 4Q16

Eletroacre

Analysis of the Income

The Company posted, in the year of 2016a result  22.2% lower than that ascertained in 2015, from a loss of R$  184.8 million in 2015 to a loss of R$  143.9 million in 2016, mainly owing to the factors described hereunder.

Operating Revenue

The Net Operating Revenue posted an increase, from R$  399.5 million in 2015 to R$  429.5 million in 2016, owing to the factors below:

				R$ (thousands)
Gross Revenue	2016	2015	Variation (%)	Analysis
Distribution
Supply	572,174	582,984	-1.9	The variation mainly derived from: (i) Economic downturn, especially in the productive sector and (ii) Decrease of income from tariff flags.
Revenue from Construction	59,792	35,983	66.2

The variation mainly derived from: investment of funds out of the program Luz para Todos (Light for Everyone), in addition to the investments made to build the urban and rural area network in the state, aiming at adding quality and reliability to the power sold. Without impact on the income, owing to the expenses from construction of equal amount.

Revenue from CVA	18,207	20,463	-11.0	The variation mainly derived from the establishment of CVA liabilities (CVA for amortization), since the power costs were smaller than the sum charged to the consumers’ power tariff.
Other Operating Revenue	17,639	15,122	16.6	The variation mainly derived from: updating of the Basis of Regulatory Yield on the assets under service; and (ii) reclassification of the Revenue from distribution - TUSD under other revenue.
Deductions from Operating Revenue	-238,313	-255,051	-6.6	There is no relevant variation.
ROL	429,499	399,501	7.5	The variation resulted from the factors explained above.

Operating Costs and Expenses

The operating expenses and costs posted a decrease in the year of 2016, from R$  516 million in 2015 to R$  435 million in 2016, mainly owing to the factors below:

Operating Costs	2016	2015	Variation (%)	Analysis
Power Purchased for Resale	-201,049	-191,851	4.8

The variation mainly derived from: a new modality of electric power purchase agreement in the standalone system, which started establishing different criteria for year 2015, especially with respect to the liability connected to the purchase of diesel oil and the records connected to the reversals of specific consumption and cutoff factor, which were added to cost of power purchased for resale. In 2015, the reversals of specific consumption and cutoff factor, amounting to R$ 49 million, were added to the account “other expenses.”

Fuel	-131,706	-147,814	-4.9	The variation mainly derived from: (i) a smaller recovery of expenses, by way of the subsidy of CCC resulting from the failure to meet the criteria of energy efficiency required by Aneel.
(-) Recovery of CCC Expenses	93,855	107,992
Charges on the Use of the Electric Network	-4,641	-7,434	-37.6	The variation mainly derived from the smaller costs connected to the subcontracting of the Amount of Use of Transmission System (MUST).
Expenses from Construction	-59,792	-35,983	66.1	There is no impact on the income owing to the revenue from construction of the same amount.
Depreciation and Amortization	-17,307	-16,171	7.2	The variation is not relevant and mainly derived from additions of assets over the period.

Operating Provisions	2016	2015	Variation (%)	Analysis
	42,232	-44,297	-195.3

The variation mainly derived from: (i) Partial Reversal of Impairment (R$ 54.9 million), partially compensated by (ii) the provision, amounting to about R$ 13.8 million on the receivables which were suspended, amounting to about R$ 72 million, under the scope of the process of budget of CDE in 2017, connected to the new agreements on claims owed by the CDE section fund to the company. The provision was calculated considering the cost for raising such funds in the market, from 19.17% (CDI + 5.54%); and (iii) Provision of PCLD of R$ 4.6 million.

PMSO	2016	2015	Variation (%)	Analysis
Personnel	-45,669	-42,431	7.6	The variation mainly derived from: impact of the collective bargaining agreement that set forth the average wage adjustment of 8.17%.
Material	-1,196	-977	22.4	The variation mainly derived from: the purchase of materials for maintenance and recovery of equipment at service of the company’s electric power distribution complex.
Services	-53,890	-52,763	2.1

The variation mainly derived from: the adjustment to the service contract of meter reading and delivery of electric power bills to consumers, as well as the down payment relating to the consumer unit inspection contract.

Other	-55,602	-84,172	-33.9

The variation mainly derived from: the accounting reclassification of expenses in keeping with the aspects defined under the Electricity Sector Accounting Guide, given that, in 2015, the reversals of specific consumption and cutoff factor, amounting to R$ 49 million, were classified under the account “other expenses" and, as of 2016, started being booked under the account “cost of power purchased" for resale, which impacted the comparison between periods.

Donations and contributions	0	0	0
Other Operating Expenses	-55,602	-84,172	-33.9
TOTAL PMSO	-156,357	-180,343	-13.3

Marketletter 4Q16

Financial Income

The net financial income changed from an expense of R$  68.4 million over the year of 2015 to an expense of R$  138.6 million, mainly owing to the factors below:

Financial Income	2016	2015	Variation (%)	Analysis
Revenue from Financial Investments	542	1,088	-50.2	The variation mainly derived from the decrease of funds available for investment, to meet the needs of flow of operating cash.
Debt Charges	-37,030	-33,779	9.6	The variation mainly derived from: ne agreement on contracted loans.
Addition for Late Payment of Power Sold	15,149	16,241	-6.7	The variation mainly derived from: the payment of debt by consumers.
Net Adjustment for Inflation	-98,630	-44,001	124.2

The variation mainly derived from: (i) the levy of interest and penalties for late payment of taxes, such as PIS/Cofins (Social Integration Program/Contribution for the Financing of Social Security) e ICMS (Tax on the Circulation of Goods and Services); (ii) adjustment by SELIC of the new agreement executed with Petrobras, in 2014; partially compensated by (iii) revenue arising from the adjustment by SELIC of the new agreement executed with the CDE/CCC Section Fund, based on the MME/MF (Ministry of Mines and Energy/Ministry of Finance) Inter-Ministry Ordinance no. 652/2014, which support the payment of debt subject to new agreement with Petrobras.

Adjustment of CVA Regulatory Assets/Liabilities	0	0	0.0	Without variation.
Other Financial Revenue/Expenses	-18,694	-7,920	136.0

The variation mainly derived from: (i) acknowledgment of debt with SEFAZ/AC, connected to the ancillary liabilities connected to the year of 2011 amounting to R$ 40.6 million; interests and penalties on the power bills of power suppliers, service suppliers and providers.

Income Tax and Social Contribution

There was no provision of IR (Tax Income) and CSLL (Social Contribution on Net Profit), given that the company did not have a taxable profit.

Marketletter 4Q16

Ceal

The Company posted, in the year of 2016, a result 27.30% lower than that presented in 2015, from a loss of R$  252.6 million in 2015 to a loss of R$  321.5 million in 2016, mainly owing to the factors described hereunder.

Operating Revenue

The Net Operating Revenue posted a reduction, from R$  1,363.0 million in 2015 to R$  1,211.8 million in 2016, owing to the factors below:

R$ (thousands)

Gross Revenue	2016	2015	Variation (%)	Analysis
Distribution
Supply	1,834,435	2,049,654	-10.5

The variation mainly derived from: (i) economic downturn, especially in the productive sector, along with the increase of loss at 1.5%; (iii) decrease of income from tariff flags, which were red only from the months of January to February 2016, in 2015, it lasted the entire year. By means of the Approval Resolution 2136, dated September 20, 2016, the National Agency of Electric Power – ANEEL approved the Tariff Adjustment of 6.72%, 13.42% being connected to the economic components and -6.70% connected to the financial components, which has led to an average impact, which may be felt by consumers, accounting for -1.29%, as of September 28, 2016 and September 27, 2017.

Revenue from CVA	-153,245	-92,310	66.0

The variation mainly derived from: the establishment of CVA liabilities (CVA for amortization), since the power costs were smaller than the sum charged to the consumers’ power tariff; adjustment of the calculation method of the overcontract of power, effects of the sector default on the date of adjustment of 2015 and 2016. The expenditure of CVA of 2016 is established under the expenditure of booking 87.6 million and R$ 65.8 million connected to the installment of amortization.

Revenue from Construction	121,967	100,652	21.2	The variation mainly derived from the new purchases in the period, without impact owing to equivalence under the account of construction expense.
Other Operating Revenue	108,978	126,066	-13.6	The change was mainly due to the reduction of the monetary restatement of the new replacement value by the IPCA, since the IPCA of 2016 was lower than in 2015.
Deductions from Operating Revenue	-700,369	-819,601	-14.5	The variation was mainly due to the reduction of the other charges, referring to the receipt of the tariff flag, due to higher tariff flag in 2015.
ROL	1,211,766	1,364,461	-11.2	The variation resulted from the factors explained above.

Operating Costs and Expenses

The operating expenses and costs posted a decrease in the year of 2016, from R$  1.512 million in 2015 to R$  1.414 million in 2016, mainly owing to the factors below:

Operating Costs	2016	2015	Variation (%)	Analysis
Power Purchased for Resale	-839,907	-894,482	-6.1

The variation mainly derived from the improvements in the water conditions of SIN in the country, thus reducing the charges connected to the operations, as well as the installment of variable revenue from contracts by availability.

Fuel	0	0	-	Not applicable
(-) Recovery of CCC Expenses	0	0
Charges on the Use of the Electric Network	-74,340	-89,704	-17	The variation mainly derived from the decrease of costs from the purchase of power in the short run.
Expenses from Construction	-121,967	-100,652	21	There is no impact on the income owing to the revenue from construction of the same amount.
Depreciation and Amortization	-37,086	-33,887	9	The variation is not relevant and mainly derived from additions of assets over the period.

Operating Provisions	2016	2015	Variation (%)	Analysis
	-2,686	-49,952	-94.6

The variation mainly derived from: (i) the reversal of provision for the payment in installments of the debt of client CASAL - Companhia de Água e Saneamento de Alagoas and (ii) for the calculation of the impairment of the intangible, amounting to R$ 32 million, taking into consideration the temporary term for provision of services until December 31, 2017.

PMSO	2016	2015	Variation (%)	Analysis
Personnel	-158,466	-154,118	2.8

The variation mainly derived from: (i) the impact of the collective bargaining agreement that established an average wage adjustment of 5%; (ii) the hiring of employees owing to the insourcing of services, according to the conduct adjustment declaration executed with the Public Prosecutor’s Office.

Material	-1,707	-1,879	-9.2	The variation mainly derived from the decrease in the expenses with the maintenance and conservation of the operating system of the Company.
Services	-99,492	-89,860	10.7

The variation mainly derived from: involuntary increase in the number of consumers under the account of reading and delivery of accounts; new business registration agreement and measures against default of payment.

Other	-78,748	-97,973	-19.6	The variation mainly derived from the reversal of losses (PCLD) as a result of the agreement on installments with client CASAL - Companhia de Água e Saneamento de Alagoas.
Donations and contributions	-196	-173	0
Other Operating Expenses	-78,552	-97,800	-20
TOTAL PMSO	-338,413	-343,830	-1.6

Marketletter 4Q16

Financial Income

The net financial income changed from an expense of R$  104.5 million over the year of 2015 to an expense of R$  118.9 million, mainly owing to the factors below:

Financial Income	2016	2015	Variation (%)	Analysis
Revenue from Financial Investments	4,543	3,196	42.1	The variation mainly derived from the increase of funds available for investment.
Debt Charges	-184,373	-147,219	25.2	The variation mainly derived from new agreement with the holding on contracted loans.
Addition for Late Payment of power sold	41,339	28,700	44.0	The variation mainly derived from the payment in installments of the debt with CASAL.
Net Exchange Variations	524	-625	-183.8	The variation mainly derived from the variation of exchange rate over the period levied on the financing contracted with the World Bank, by means of transfer from Eletrobras
Net Adjustment for Inflation	33,582	2,621	1181.3	The variation mainly derived from the payment in installments agreed with CASAL.
Adjustment of Assets/Liabilities CVA Regulatory	8,271	31,977	-74.1

The variation mainly derived from the negative financial items approved in the tariff adjustment of September, owing to the calculation methodology adjustment, impacts of the section default and postponement of the date of adjustment of 2015 and 2016.

Other Financial Revenue/Expenses	-22,792- 23,189		-1.7	The variation mainly derived from the decrease of late payment charges in the year of 2015, being higher than that owed to the default of federal taxes and suppliers of material and services.

Income Tax and Social Contribution

There was no provision of IR (Tax Income) and CSLL (Social Contribution on Net Profit), given that the company did not have a taxable profit.

Marketletter 4Q16

Cepisa

Analysis of the Income

The Company posted, in the year of 2016, a result 9.9% lower than that ascertained in 2015, from a loss of R$  563 million in 2015 to a loss of R$  507 million in 2016, mainly owing to the factors described hereunder.

Operating Revenue

The Net Operating Revenue posted an increase of 4.2%, from R$  1.295 million in 2015 to R$  1.350 million in 2016, owing to the factors below:

Gross Revenue	2016	2015	Variation (%)	Analysis
Distribution
Supply	1,071,731	1,751,156	-38.8

The variation mainly derived from, a: (i) reclassification of the Revenue from distribution - TUSD under other revenue (R$ 640 million), according to the Guide of Accounting of the Electric Sector; (ii) decrease of additional invoicing of Tariff Flags, owing to the improvement of the reservoirs; and (iii) contraction of the economy, especially the productive sector and decrease in the revenue from tariff flags.

By means of the Approval Resolution 2.135, dated September 20, 2016, the National Agency of Electric Power – ANEEL approved the Tariff Adjustment of 7.06%, 13.28% being connected to the economic components and -6.22% connected to the financial components, which has led to an average impact, which may be felt by consumers, accounting for 0.44%, as of September 28, 2016 and September 27, 2017.

Revenue from Construction	151,776	171,661	-11.6	Without impact on the income, owing to the expenses from construction of equal amount.
Revenue from CVA	67,188	42,795	56.9	The variation mainly derived from: adjustments arising out of the Aneel Resolution 2135/16m and the revenue was connected to the reserve of R$ 115 million and the amortization of 47.7 million.
Other Financial	809,355	155,101	421	The variation mainly derived from the reclassification of Distribution Revenue - TUSD under other revenue.
Deductions from Operating Revenue	750,004	825,325	-9.12	The variation mainly derived from the lower levy of sector charges, including the non-application of tariff flags.
ROL	1,350,046	1,295,388	4.2	The variation resulted from the factors explained above

Operating Costs and Expenses

The operating expenses and costs posted, in the year of 2016, a decrease of 4.6%, from R$  1713,7 million in 2015 to R$ 1633,9 million in 2016, mainly owing to the factors below:

PMSO	2016	2015	Variation (%)	Analysis
Personnel	-223,162	-181,593	22.9

The variation mainly derived from: (i) the need for insourcing the services provided by third party, upon conduct adjustment declaration executed with the Public Prosecutor’s Office; and (ii) wage adjustment of about 8% from the Collective Bargaining Agreement of 2015/2016.

Material	-7,792	-5,979	30.3

The variation mainly derived from the increase with fuel for transport, safety, hygiene and occupational health care and purchase of tools and equipment of services impacted by the new engagements of employees coming from insourcing.

Services	-114,115	-105,998	7.6	The variation mainly derived from the increase in the inspection contracts and inspection against fraud and rates of bank collection of power bills.
Other	197,869	187,724	5.4	There is no relevant variation.
Donations and contributions	0	0	0
Other Operating Expenses	197,869	187,724	5.4
TOTAL PMSO

Marketletter 4Q16

Operating Costs	2016	2015	Variation (%)	Analysis
Power Purchased for Resale	-878,431	-871,382	0.8	The variation mainly derived from the increase of the quotas of physical guarantee and settlement of the Mechanism of Compensation of Surplus and Deficit (MCSD).
Fuel	0	0	0	Not applicable
Charges on the Use of the Electric Network	-90,823	-69,903	29.9	The variation mainly derived from the increase of charge of the system service and charge of backup power by energy need of the sector.
Expenses from Construction	-151,776	-171,661	-11.6	There is no impact on the income owing to the revenue from construction of the same amount.
Expenses from Compensation and Reimbursement (Use of water resources)	0	0	0	Not applicable
Depreciation and Amortization	-39,024	-35,036	11.4	The variation mainly derived from: additions of assets over the period.

Operating Provisions	2016	2015	Variation (%)	Analysis
	-69,013	-84,455	-181.7

The variation mainly derived from the partial reversal of the impairment (reversal of R$ 80.4 million in 2016 and provision of R$  50.8 million in 2015) and reduction of the provisions of civil and labor laws.

Financial Income

The net financial income changed from an expense of R$  144.6 million over the year of 2015 to an expense of R$  223 million, mainly owing to the factors below:

Marketletter 4Q16

Financial Income	2016	2015	Variation (%)	Analysis
Revenue from Financial Investments	15	1,010	-98.5	The variation mainly derived from the reduced volume of cash.
Debt Charges	191,749	156,045	22.8	The variation mainly derived from the increase of the debt balance of loans with Eletrobras by incorporating interest from newly-agreed contracts.
Addition for Late Payment of Power Sold	75,253	59,201	27.1	The variation mainly derived from the adjustment of claims with consumers, as a result of the account installment payment campaign.
Net Exchange Variations	0	0	0	Not applicable
Net Adjustment for Inflation	-75,918	-49,457	53.5	The variation mainly derived from the new agreement on the debt service with Eletrobras.
Adjustment of Regulatory Assets/Liabilities	-5,264	15,566	-133.8	The variation mainly derived from: (i) adjustment of the estimates of assessed amounts of CVA.
Other Financial Revenue/Expenses	-25,165	-14,919	68.7	The variation mainly derived from the reduction of financial discounts and interests upon delay paying the suppliers of electric power and materials and services.

Income Tax and Social Contribution

There was no provision of IR (Tax Income) and CSLL (Social Contribution on Net Profit), given that the company did not have a taxable profit.

Marketletter 4Q16

Ceron

Analysis of the Income

The Company posted, in the year of 2016, a result  51.0% lower than that ascertained in 2015, from a loss of R$  560.8 million in 2015 to a loss of R$  835 million in 2016, mainly owing to the factors described hereunder.

Operating Revenue (R$  million)

The Net Operating Revenue posted an increase of 50.8%, from R$  984.6 million in 2015 to R$  1.485 million in 2016, owing to the factors below:

Gross Revenue	2016	2015	Variation (%)	Analysis
Supply	1,705,520	1,698,677	0.4

The variation mainly derived from: Economic downturn, especially in the productive sector and decrease of income from tariff flags. On November 24, 2015, following the Approving Resolution 1987, ANEEL approved the Company’s power tariffs, which, on average, were adjusted in 13.41% (thirteen do forty one percent), to be applied to the consumption of the period from November 30, 2015 to November 29, 2016, therefore, the effects of this adjustment were allocated in the revenue of 11 months of the year 2016. As of November 2016, the new tariffs were approved by ANEEL upon Approving Resolution no. 2181, estimating an adjustment of -12.59%, -9.46% being connected to the business components and -3.14% connected to the financial components. With such repositioning, the average effect on the revenue resulted in a decrease about - 6.32%. Such effects impacted the month of December 2016 ad shall impact the 11 remaining months in 2017.

Revenue from Construction	199,227	134,733	47.9

The variation mainly derived from: (i) increase with expenditure with fuels for transport of trucks for commercial service and operation; (ii) increase in the price of fuels; and (iii) material for maintenance of the distribution network, but without effect to the result owing to the recording of expense with the same amount.

Revenue from CVA	162,254	-151,180	-207.3

The variation mainly derived from: amortization of the total of CVA of 2015/2016 cycle and the recording of the new numbers approved in the event of tariff adjustment, according to the Approving Resolution 2181/16 of Aneel.

Deductions from Operating Revenue	-720,200	-779,118	-7.6

The variation mainly derived from a smaller transfer owing to the flags, given that, in the year of 2016, there was no red flag, which is the highest amount charged by the consumers, except for the months of January and February, whereas, in 2015, the red flag was activated since April.

ROL	1,484,833	984,628	50.8	The variation resulted from the factors explained above.

Operating Costs and Expenses (R$  million)

The operating expenses and costs posted, in the year of 2016, an increase of 70.4%, from R$  1,191.0 million in 2015 to R$  2,030.0 million in 2016, mainly owing to the factors below:

PMSO	2016	2015	Variation	Analysis
Personnel	-134,336	-125,16	7.3

The variation mainly derived from: (I) wage adjustment connected to the collective bargaining agreement in 2016 of around 9%, partially compensated by (ii) the decrease in the number of employees, from 732, in 2015, to 703 in 2016; (iii) and transfer of 27 employees to the Federal Government.

Material	-6,196	-4,744	30.6

The variation mainly derived from: (i) increase with expenditure from fuels for transport of trucks for commercial service and operation; (ii) increase in the price of fuels; and (iii) material for maintenance of distribution network.

Services	-132,033	-123,51	6.9	The variation mainly derived from: (i) the increase of expenses with the registration, reading and delivery of bills, maintenance of deenergized network and inspection and overseeing.
Other	-138,654	-35,609	289.4

The variation mainly derived from: (i) commercial regulatory penalties imposed by Aneel owing to the noncompliance with the collective indicators of continuance of the provision of service and quality of the electric power, which, in 2015, were booked as financial expenses, and, in 2016, were reclassified as other expenses, according to the Accounting Guide of the Electricity Sector; (ii) increase in the number of civil and labor actions for damages, including ancillary expenses, such as: rates and emoluments. In 2016, the total paid was R$ 31.172 million and, in 2015, R$ 18.270 million.

Donations and contributions	-311	-268	16.0
Other Operating Expenses	-138,343	-35,341	291.5
TOTAL PMSO	-410.908	-288.8	42.3	The variation resulted from the factors explained above.

Operating Provisions	2016	2015	Variation (%)	Analysis
	-415,739	7,334	-5,768.7

The variation mainly derived from: (i) provision of impairment amounting to R$ 226.570 million, calculated considering the expiration of the term of provision of distribution services on December 31, 2017; (ii) the operating provision, amounting to about R$ 196.273 million on the receivables which were suspended, amounting to about R$ 1.024 million, under the scope of the process of budget of CDE in 2017, connected to the new agreements on claims owed by the CDE section fund to the company. The provision was calculated considering the cost for raising these funds, of 19.17% (CDI + 5.54%); (iii) increase of liability provisions, especially civil proceedings, which stand as legal claims connected to action for damages by incorporation of substations to the network; and (iv) increase of the provision of PCLD (R$ 7,849).

Operating Costs	2016	2015	Variation	Analysis
Energy Purchased for Resale	-989,185	-721,433

The variation mainly derived from: (i) increase of expenses with backup power, whose contracting mechanism was created to increase the safety in the supply of electric power of the Brazilian Interconnected System - SIN, coming from plants especially contracted for such purpose, as provided for in paragraph 1 of Article 1 of Decree 6.353/2008, being established that its costs are split between the consumption agents (distribution companies, free consumers and traders). The cost was higher in 2016, owing to the need for recovering the levels of the reservoirs of the hydropower plants through the generation of power for sources other than that connected to the force of water; (ii) variation in the income of Termonorte’s assessment, as a result of the significant variation of ACRmed, from R$ 192.61/MWh in 2015 to R$ 295.10/MWh in 2016, as established by Aneel, since this amount is established by ANEEL with annual effectiveness and being used as a factor limiting the costs to be transferred to the consumer’s tariff, whichever is higher than this is covered by subsidy of CCC/CDE, or charge of system service.

Fuel	0	0	0	Not applicable
Charges on the Use of the Electric Network	-17,613	16,949	0,9	There is no relevant variation
Expenses from Construction	-199,227	-134,73	48	It does not have an impact on the equivalent amount under the construction revenue account
Depreciation and Amortization	-36,557	-36,166	1	There is no relevant variation in the period

Marketletter 4Q16

Financial Income

The net financial income changed from an expense of R$  365.4 million over the year of 2015 to an expense of R$  250.6 million, mainly owing to the factors below:

Financial Income	2016	2015	Variation (%)	Analysis
Revenue from Financial Investments	7,624	4,003	90.5	The variation mainly derived from: higher applications and higher market rate, connected to the funds received from reimbursement of CCC.
Debt Charges	-111,687	-95,655	16.8	The variation mainly derived from: charges from financings which were incorporated into the principal by debt renegotiation.
Addition for Late Payment	42,778	40,292	6.2	The variation mainly derived from the increase of payments of consumer late payers.
Net Adjustment for Inflation	-104,869	-50,694	106.9

The variation mainly derived from: (i) the adjustment by SELIC of the new agreement executed with Petrobras, in 2014; partially compensated by (iii) revenue arising from the adjustment by SELIC of the new agreement executed with the CDE/CCC Section Fund, based on the MME/MF (Ministry of Mines and Energy/Ministry of Finance) Inter-Ministry Ordinance no. 652/2014, which support the payment of debt subject to new agreement with Petrobras and power debt with Eletronorte connected to the purchase of power from Termonorte, previously classified as other financial revenue/expenses.

Adjustment of CVA Regulatory Assets/Liabilities	-557	1,492	-137.3	The variation mainly derived from: the amortization of CDE and the updating for reserve of CVA power; overcontract; and other financial components.
Other Financial Revenue/Expenses	-83,850	-264,858	-68.3

The variation mainly derived from: (i) new booking of amounts classified, in 2015, under “other financial revenue and expenses” onto the adjustment for inflation account. Such amounts are connected to: Expenses with Termonorte suppliers (R$ 279.1 million, in 2016) e Petrobras (R$ 284.9 million, in 2016) and Revenue with the CDE/CCC fund, arising out of the new agreements executed in 2014 (R$ 486.9 million); (ii) reduction of PIS/COFINS, calculated on the financial revenue that, in 2015, ended with R$ 9.5 million and, in 2016, with R$ 48.8 million; and (iii) reclassification of the DIC/FIC penalty previously recorded as “other expenses” and currently as operating expenses, as established by the accounting guide of the electricity sector, with the sum, in 2015, of R$ 13.0 million, and, in 2016, of R$ 16,3 million.

Income Tax and Social Contribution

There was no provision of IR (Tax Income) and CSLL (Social Contribution on Net Profit), given that the company did not have a taxable profit.

Marketletter 4Q16

Boa Vista Energia

Analysis of the Income

The Company posted, in the year of 2016, a result 0.05% higher than that ascertained in 2015, from a loss of R$  270.1 million in 2015 to a loss of R$  270.0 million in 2016, mainly owing to the factors described hereunder.

Operating Revenue (R$  Million)

The Net Operating Revenue posted an increase of 17.9%, from R$  258.4 million in 2015 to R$  304.7 million in 2016, owing to the factors below:

Gross Revenue	2016	2015	Variation (%)	Analysis
Generation
Supply	50,622	39,617	27.8

The variation mainly derives from the investment of average tariff adjustment of 42%, which should have happened in November 2015, but was halted by a legal award until the middle of August 2016, when the measure that impeded the adjustment was definitively suspended. The collection was made in a backward manner with the application of adjustment connected to the Supply of the concession division, which was supplied by company CERR.

Distribution
Supply	320,099	267,517	19.7

The variation mainly derived from: (i) the investment of the average tariff adjustment of 42%, which should have happened in November 2015, but was suspended by a legal measure until the middle of August 2016, when the measure that impeded the adjustment was definitively suspended, in addition to an increase of 5.6% of consumer units.

Revenue from Construction	16,827	15,221	10.6	Without impact on the income, owing to the expenses from construction of equal amount.
Revenue from CVA	-8,671	942	-1,020.5

The variation mainly derived from the establishment of CVA liabilities (CVA for amortization), since the power costs were smaller than the sum charged to the consumers’ power tariff. The revenue from the establishment was negative at R$ 10.53, while the installment of amortization was R$ 1.86 million in 2016.

Other Operating Revenue	10,757	7,719	39.4

The variation mainly derived from: increase of services, such as assessment of measurer, removal of significant size, change of line, change of type of connection, change of voltage level, inspection for self-connection, regular connection of cutoff, emergency connection of cutoff, as well as increase of tariff subsidized of water, sewer and rural systems.

Deductions from Operating Revenue	-84,969	-72,642	17.0	The variation happened in line with the variation of revenue.
ROL	304,665	258,374	17.9	The variation resulted from the factors explained above.

Operating Costs and Expenses

The operating expenses and costs posted an increase in the year of 2016, from R$  457.5 million in 2015 to R$  485 million in 2016, mainly owing to the factors below:

Operating Costs	2016	2015	Variation (%)	Analysis
Power Purchased for Resale	-190,305	-150,213	26.7

The variation mainly derived from: (i) increase of load of power purchased from Venezuela, from 90MW to 130MW as of November 2015, which equals to 88% of the amount of power purchased for resale; (ii) the accounting reclassification of expenses in keeping with the aspects defined under the Electricity Sector Accounting Guide, given that, in 2015, the reversals of specific consumption and cutoff factor, amounting to R$ 49 million, were classified under the account “other expenses" and, as of 2016, started being booked under the account “cost of power purchased" for resale, which impacted the comparison between periods.

Fuel (-) Recovery of CCC Expenses	-276,141	-248,828	253

The variation mainly derives from: (i) smaller reimbursement of CCC, as a result of the increase of 53.2% of average ACR, which changed from R$ 192.61 in 2015 to R$ 295.10 in 2016, decreasing the amounts that are reimbursed as cost of the standalone system, since ACRmed, as established by Aneel, is used as a factor limiting the costs to be transferred onto the consumer’s tariff, and the sums above this are covered by subsidy of CCC/CDE, or charge of system service; (ii) operational start-up of the Thermal Power Plants of Monte Cristo and Novo Paraiso only midway 2015, given that they were operational throughout 2016.

	146,781	212,138
Charges on the Use of the Electric Network	0	0	0	Not applicable.
Expenses from Construction	-16,827	-15,221	11	There is no impact on the income owing to the revenue from construction of the same amount.
Depreciation and Amortization	-10,910	-10,560	3	The variation is not relevant and mainly derived from additions of assets over the period.

Operating Provisions	2016	2015	Variation (%)	Analysis
	-37,170	-153,455	-75.8

The variation mainly derived from: (i) Partial Reversal of Impairment (R$ 57.8 million), recording in 2015 the highest amount (R$ 77.4 million), keeping an impairment balance of R$ 19.6 million, partially compensated by (ii) the provision, amounting to about R$ 9.9 million on the receivables which were suspended, amounting to about R$ 52 million, under the scope of the process of budget of CDE in 2017, connected to the new agreements on claims owed by the CDE section fund to the company. The provision was calculated considering the cost for raising such funds in the market, from 19.17% (CDI + 5.54%);

PMSO	2016	2015	Variation (%)	Analysis
Personnel	-80,241	-72,738	10.3

The variation mainly derived from: (i) the hiring of 67 new employees in 2016, for insourcing services, according to conduct adjustment declaration with the Public Prosecutor’s Office from insourcing services; and (ii) impact of collective bargaining agreement, which established an average wage adjustment of 9%.

Material	-1,374	-1,690	-18.7	The variation mainly derived from the expense contingency booking.
Services	-16,787	-14,703	14.2	The variation mainly derived from the need to execute new contracts for registration of consumers and processing of data.
Other	-1,722	-2,245	-23.3

The variation mainly derived from: (i) the accounting reclassification of expenses in keeping with the aspects defined under the Electricity Sector Accounting Guide, given that, in 2015, the reversals of specific consumption and cutoff factor, were classified under the account “other expenses" and, as of 2016, started being booked under the account “cost of power purchased" for resale, which impacted the comparison between periods.

Donations and contributions	0	0	0
Other Operating Expenses	-1,722	-2,245	-23
TOTAL PMSO	-100,124	-91,376	9.6

Marketletter 4Q16

Financial Income

The net financial income changed from an expense of R$  71,0 million over the year of 2015 to an expense of R$  90 million, mainly owing to the factors below:

Financial Income	2016	2015	Variation (%)	Analysis
Revenue from Financial Investments	554	-120	-561.7	The variation mainly derived from the decrease of funds available for investment.
Debt Charges	-9,040	-7,460	21.2	The variation mainly derived from new agreement with the holding on contracted loans.
Addition for Late Payment of power purchased	-75,610	-50,073	51.0	The variation mainly derived from the increase of the indebtedness with Eletronorte for unpaid power debt.
Net Adjustment for Inflation	-29,977	-5,354	459.9

The variation mainly derived from: (i) levy of interest and penalties for late payment of supplier Eletronorte (R$ 11.9 million); and (ii) adjustment of debts with Petrobras (R$ 18 million). Such amounts were booked, in 2015, to the account Other financial expenses.

Adjustment of Assets/Liabilities CVA Regulatory	-85	45	-288.9	The variation mainly derived from: the amortization of CDE and the updating of CVA power.
Other Financial Revenue/Expenses	24,202	-8,011	-402.1	The variation mainly derived from: the reclassification of accounts, given that some expenses were reclassified as adjustment for inflation.

Income Tax and Social Contribution

There was no provision of IR (Tax Income) and CSLL (Social Contribution on Net Profit), given that the company did not have a taxable profit.

Marketletter 4Q16

V. Market Data of Eletrobras Companies

V.1 Installed Capacity – MW

Empresas Company	Integral Responsability (a)	Integral Responsability under O&M Regime (b)	SPE (c)	SPE under O&M Regime (d)	Physical Aggregation 2016	Total (a+b+c+d)
Eletrobras Holding (1)	-	-	311	-	298	311
Eletronorte	9,301	78	519	-	417	9,897
Chesf	2,214	8,399	1,481	-	577	12.094
Furnas	4,212	4,617	2,428	403	522	11,661
Eletronuclear	1,990	-	-	-	-	1,990
Eletrosul	476	-	1,592	-	488	2,068
CGTEE	733	-	-	-	63	733
Itaipu Binacional	7,000	-	-	-	-	7,000
Amazonas GT	695	-	-	-	-868	695
Distribution Companies	407	-	-	-	-33	407
Total	27,028	13,094	6,331	403	1,465	46,856

(1) The Artilleros Wind farm was not considered, because it is an enterprise located abroad.

V.2 Transmission Lines – Km

Company	Integral Responsability (a)	Integral Responsability under O&M Regime (b)	SPE (c)	Physical Aggregation 2016	Total (a+b+c)
Eletronorte	1,797	10,011	2,072	284	13,849
Chesf	1,346	18,967	1,653	580	21,966
Furnas	1,464	18,623	1,817	630	21,904
Eletrosul	1,565	9,426	1,088	272	12,079
Amazonas G&T (1)	403	-	-	-	403
Total	6,545	57,027	6,629	1,766	70,201
(1) Although 439 km of transmission lines were reported in 2015, there was no breakdown as the values were adjusted by the Amazonas GT

Marketletter 4Q16

VI. Generation Data – Assept under Integral Responsability

VI.1 Installed Capacity - MW

VI.1.2 Generation Assepts and Generated Energy

VI.1.2.1 Generation Assepts and Generated Energy – Enterprises under Integral Responsability

Eletrobras Companies	Enterprise	Location (State)	Beginning of Operation	End of Operation	Installed Capacity (MW)	Energy Assured (MW Average)	Generated Energy (MWh)			RCE				FCE(11)
							1Q16	2Q16	3Q16	4Q16	MW Average	Avg Price (R$/MWh)	Contracts and Termination of Contracts in the RCE	MW Average
Eletronorte	Tucuruí Complex	PA	Nov/84	Jul/24	8,535.00	4,140.00	8,805,785	7,855,727	3,704,128		590,31	176.65	PRODUCT AUCTION 2014 - 2016	3,134.67
										5,386,582	206,45	311,27	PRODUCT AUCTION 2014 - 2019
											208,57	214,46	MCSD
	HPU Samuel	RO	Jul/89	Sep/29	216.75	92.70	91,832	177,221	115,021	118,311	-	-	-	92.70
	HPU Curuá-Una (8)	PA	Apr/77	Jul/28	30.30	24.00	30,946	59,328	42,984	30,304	-	-	-	24.00
	TPU Rio Madeira (1)	RO	Apr/68	Sep/18	119.35	-	-	-	-	-	-	-	-	-
	TPU Santana (4)	AP	Mar/93	May/19	177.74	22.30	4,439	-	-	-	-	-	-	-
	TPU Rio Branco I (2)	AC	Feb/98	Jul/20	18.65	-	-	-	-	-	-	-	-	-
	TPU Rio Branco II (2)	AC	Apr/81	Jul/20	32.75	-	-	-	-	-	-	-	-	-
	TPU Rio Acre	AC	Dec/94	Apr/25	45.49	-	-	-	-	-	-	-	-	-
	TPU – Santarém (5) (7)	PA	Jun/14	(9)	18.75	-	751	130	-	14	-	-	-	-
	TPU Senador Arnon Afonso Farias de Mello (3)	RR	1st unit (mach. 2) Dec/90; 2nd Unit (mach. 1) Jun/91; 3rd Unit (mach. 3) Dec/93	Aug/24	85.99	-	-	-	-	-	-	-	-	-
	TPU Araguaia (6) (7)	MT	Apr/16	(10)	20.00	-	-	-	-	-	-	-	-	-
Chesf	Curemas	PB	Jun/57	Nov/24	3.52	1.00	0	-	-	3	-	-	-	-
	Camaçari (11)	BA	Feb/79	Aug/27	346.80	45.80	11,924	-	-		-	-	-	-
Furnas	Mascarenhas de Moraes	MG	Apr/73	Oct/23	476.00	295.00	139,809	320,224	563,150	647,930	161,59	218,60	4thLEE2005 - Dec/2016 (37.05 MW Avg) 13thLEE2014 - Dec/2019 (75.36 MW Avg) 14thLEE2005 - Dec/2017 (50.35 MW Avg)	123,70
	Itumbiara	GO	Feb/80	Feb/20	2,082.00	1,015.00	586,926	1,249,001	1,379,572	1,410,147	555,98	257.79	4thLEE2005 - Dec/2016 (125.98 MW Avg) 13thLEE2014 - Dec/2019 (256.24 MW Avg) 14thLEE2005 - Dec/2017 (171.19 MW Avg)	424.15
	Simplício (14)	RJ	Jun/13	Aug/41	305.70	175.40	277,837	170,049	45,906	324,819	185.00	257,79	1stLEN2005 - Dec/2039	2.53
	Batalha	MG	May/14	Aug/41	52.50	48.80	23,342	34,123	26,237	23,534	47.00	207,60	1stLEN2005 - Dec/2039	0.46
	Serra da Mesa (48.46%) (12)	GO	Apr/98	Nov/39	1,275.00	671.00	722,993	831,069	1,104,893	592,680	367,55	211,48	4thLEE2005 - Dec/2016 (83.99 MW Avg) 13thLEE2014 - Dec/2019 (170.83 MW Avg) 14thLEE2005 - Dec/2017 (114.13 MW Avg)	279,65
	Manso (70%) (12)	MT	Oct/00	Feb/35	212.00	92.00	217,604	142,129	132,299	132,532	90.00	257,79	1stLEN2005 - Dec/2037 (35 MW Avg) 1ºLEN2005 - Dec/2039 (55 MW Avg)	- 1.78
	Santa Cruz (13)	RJ	Mar/67	Jul/15	500.00	401.20	704,804	453,909	515,306	411,966	351.00	197,37	5thLEN2012 - Dec/2026	3.71
	Roberto Silveira (Campos)	RJ	Apr/77	Jul/27	30.00	21.00	16,341	130	-	77.87	-	109.66	-	1.43
Eletronuclear	Angra I	RJ	Jan/85	Dec/24	640.00	509.80	1,406,945	1,205,129	1,053,466	1,427,335	-	-	-	-
	Angra II	RJ	Sep/00	Aug/40	1,350.00	1,204.70	2,960,080	2,968,984	3,026,674	1,815,676	-	-	-	-
Eletrosul	HPU Governador Jayme Canet Junior (GJC)	PR	Nov/12	Jul/42	177.94	96.87	380,794	301,610	380,961	284,808	94.08	195.04	Dec/40	0.68
	HPU Passo São João	RS	Mar/12	Aug/41	77.00	41.10	125,326	106,212	64,658	100,318	37.00	199.88	Dec/39	2.85
	HPU São Domingos	MS	Jun/13	Dec/37	48.00	36.40	93,120	57,809	51,392	51,014	36.00	209.62	Dec/41	0.32
	SHU Barra do Rio Chapéu	SC	Feb/13	May/34	15.15	8.61	24,285	18,692	11,195	12,857	-	-	NA	8.50
	SHU João Borges	SC	Jul/13	Dec/35	19.00	10.14	24,808	18,618	18,761	15,577	-	-	NA	9.94
	WPP Cerro Chato I	RS	Jan/12	Aug/45	30.00	11.33	19,829	23,344	27,069	23,311	10.84	183,72	Jun/32	0.21
	WPP Cerro Chato II	RS	Aug/11	Aug/45	30.00	11.33	20,164	24,032	27,873	23,752	10.98	195,38	Jun/32	0,06
	WPP Cerro Chato III	RS	Jun/11	Aug/45	30.00	11.33	20,132	23,784	27,604	23,804	10.96	194,77	Jun/32	0.09
	WPP Coxilha Seca	RS	Dec/15	May/49	30.00	13.20	22,393	28,065	32,633	28,109	8.30	151.51	Dec/35	4.57
	WPP Capão do Inglês	RS	Dec/15	May/49	10.00	4.50	7,280	9,401	10,604	8,347	2.80	149,37	Dec/35	1,59
	WPP Galpões	RS	Dec/15	May/49	8.00	3.50	5,823	7,862	9,091	7,490	2.10	150,45	Dec/35	1.31
	Megawatt Solar	SC	Sep/14	-	0.93	NA	38	88	272	364	-	-	NA	0.01
CGTEE	P. Médici (Candiota)	RS	Jan/74	Jul/15	383.00	39.86	183,365	247,772	156,361	220,811	31.75	165.29	38 CCEAR´s - Dec/2016	-
	Candiota III – Fase C	RS	Jan/11	Jul/41	350.00	221.06	470,856	336,289	408,120	257,131	292.00	223.81	35 CCEAR´s - Dec/2023	-
	S. Jerônimo (São Jerônimo)	RS	Apr/53	Jul/15	-	-	-	-	-		-	-	-	-
	Nutepa (Porto Alegre)	RS	Feb/68	Jul/15	-	-	-	-	-		-	-	-	-
Itaipu Binacional	Itaipu Binacional	Brazil (Paraná) and Paraguai (Alto Paraná)	Mar/85	-	14,000.00	8,577.00	25,631,062	26,006,172	25,778,981	25,682,151	-	-	-	-
Amazonas GT	HPU Balbina	Amazonas	Jan/89	Mar/27	249.75	132.30	115,560	106,665	113,150	131,381	130.32	301.92	Mar/27	-
	TPU Aparecida	Amazonas	Feb/84	Jul/20	166.00	186.00	269,990	236,703	2,117	0	145.30	116.56	Jul/20	-
	TPU Mauá	Amazonas	Apr/73	Jul/20	124.00	179.80	234,992	164,768	226,591	214,970	98.61	108.59	Jul/20	-
	TPU São José	Amazonas	Feb/08	Aug/16	50.00	50.00	50,127	43,214	36,936	0	-	-	-	-
	TPU Flores	Amazonas	Feb/08	Aug/16	80.00	80.00	31,513	68,431	113,715	0	-	-	-	-
	TPU Iranduba	Amazonas	Nov/10	Aug/16	25	25	38,515	54,414	45,250	0	-	-	-	-

(1) Order No. 223 of 01.28.2014 ANEEL declares as unserviceable assepts of TPU Rio Madeira.

(2) Order No. 136 of 01.21.2014 ANEEL, recommends the MME extinction of the public service commitment of TPUs Rio Branco I and Rio Branco II.

(3) Ceded in lending for Boa Vista Energy from February 10, 2010. Order No. 318 ANEEL dated 02.11.2014 - extends the transfer period to "until the date of the effective interconnection of the Boa Vista Isolated System National Interleague – SIN”.

(4) MME Ordinance No. 185 of 12/27/2012, defines the Physical Guarantee of UTE Santana: Block I with 13.4 MW and Block II with 8.9 MW.

(5) The MME Ordinance No. 88, of 02/27/2014, the Santarém UTE has an emergency and temporary character. Order Nº 338 ANEEL of 02.10.2015 - Changes the installed capacity of the Santarém UTE, 10.00 MW to 18.75 MW.

(6) Authorization Resolution No. 5,682 ANEEL dated 03/08/2016 - Authorizes Eletronorte to implement and operate the UTE Araguaia, under the PIEE regime, in the city of Querência, (MT). The granting of authorization shall remain in force until the term stipulated in paragraph 1 of art. 1 of Ordinance MME No. 333, of July 21, 2015.

(7) The The Araguaia TPP and the Santarém TPP are not Eletronorte's own assepts. Both plants are temporary contracts for the leasing of equipment and services of O & M, in order to comply with Portaria of the Ministry of Mines and Energy: UTE Santarém Ordinance MME 088/2014 and UTE Araguaia Ordinance MME 333/2015.

(8) The installed capacity of Curuá Una HPP is 30.3 MW, two 10 MW generating units and one 10.3 MW generating unit. There is the project to expand generation capacity with the installation of a fourth generating unit in the plant, but currently the plant's installed capacity is 30.3MW.

(9)  Ordinance MME no. 088 of 02.27.2014, the Santarém UTE has an emergency and temporary character. Despacho 338 ANEEL of 02.10.2015 - Changes the installed capacity of the Santarém UTE, 10.00 MW to 18.75 MW.

(10) Authorization Resolution No. 5,682 ANEEL of 08/03/2016 - Authorizes Eletronorte to implement and operate the UTE Araguaia, under the PIEE regime, in the city of Querência, (MT). The granting of authorization shall remain in force until the term stipulated in paragraph 1 of art. 1 of Ordinance MME No. 333, of July 21, 2015.

(11) The reported capacity corresponds to 5 machines totaling 346,803 MW. The plant is bi-fuel (oil and natural gas). It was requested the cancellation of the concession of the thermal plant Camaçari, whose process is in the MME for deliberation. Due to Aneel DSP's dispatch No. 4,792, dated December 15, 2014, as well as, ANEEL Order No. 247, dated February 3, 2015, the plant is only operating with generating unit No. 3 with 69.12 MW of power . The installed capacity will be adjusted upon cancellation by Aneel.

(12) Shared UHEs, however FURNAS add the fraction of the partner through contracts of purchase of energy - considered GF and total generation of each HPU.

(13) The power of 500 MW excludes UGs 3 and 4, whose commercial operation is temporarily suspended by Aneel, according to Order No. 3,263, dated October 19, 2012. It includes, however, the power of 150 MW not yet available due to To the delay in the expansion works of the plant, at the end of which the UGs 11 and 21 will operate in combined cycle with the UGs 1 and 2. The physical guarantee (assured energy) of 401.2 MW is related to the installed capacity of 500 MW.

(14) 175.40 MW Medium corresponds to Simplício's physical guarantee only. The Simplício-Anta complex will have 191,30 MW of physical guarantee when Anta is in commercial operation.

Marketletter 4Q16

VI.1.2.1.1 Eletrobras Companies Average price of Sale and Purchase of Energy
4Q16	Average Price Eletrobras Companies (R$)
ACR	205.55
ACL	130.48
Energy Buyer	184.8

* Does not consider energy from concessions renewed by law 12,783 / 2013

Marketletter 4Q16

VI.1.2.2 Generation Assets and Generated Energy – Enterprises under Integral Responsibility – O&M
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Generated Energy (MWh)				Quotas – O&M Regime: Law 12,783/2013				FCE - Law 13,182/2015
		(State)			(MW)	(MW Average)	1Q16	2Q16	3Q16	4Q16	MW Average	GAG (R$ Million)	RAG (R$ Milhões)	Amount of new investments recognized by Aneel in GAG in the last adjustment (R$ Million) (1)	MW Average	Avg Price (R$/MWh
Eletronorte	HPU Coaracy Nunes	AP	out/75	dez/42	78.00	62.60	137,835	154,362	148,852	59,057	62.60	12.07	-	-	n/a	n/a
Chesf	Funil	BA	mar/62	dez/42	30.00	10.91	2,604	-	6,649	12,629	10.66	4.11	6.14	0.13	0.24	130.21
	Pedra	BA	abr/78	dez/42	20.01	3.74	13,367	3,481	5,062	8,058	3.66	2.18	3.85	0.18	0.08	130.21
	Araras	CE	fev/67	jul/15	4.00	0.03	-	-	-	-	-	-	-	-	-	-
	Complexo de Paulo Afonso	BA	jan/55	dez/42	4,279.60	2,225.00	1,844,586	1,749,018	1,774,861	1,737,709	2,175.85	169.06	540.59	41.25	49.16	130.21
	Sobradinho	BA	abr/79	fev/52	1,050.30	531.00	370,501	389,764	369,375	338,813	-	-	-	-	477.90	130.21
	Luiz Gonzaga (Itaparica)	PE	fev/88	dez/42	1,479.60	959.00	813,768	770,197	782,200	768,032	937.82	83.38	209.24	4.65	21.19	130.21
	Boa Esperança (Castelo Branco)	PI	jan/70	dez/42	237.30	143.00	271,241	218,826	208,756	207,585	139.84	20.91	50.42	11.60	3.16	130.21
	Xingó	SE	abr/94	dez/42	3,162.00	2,139.00	2,129,035	1,999,318	2,025,444	1,998,587	2,091.75	148.68	398.75	3.57	47.26	130.21
Furnas	Furnas	MG	mar/63	dez/42	1,216.00	598.00	209,318	480,995	1,088,282	1,309,027	598.00	270.53	622.38	62.86	-	-
	Luis Carlos Barreto (Estreito)	SP/MG	jan/69	dez/42	1,050.00	495.00	317,249	522,227	899,368	998,176	495.00	65.20	193.50	61.60	-	-
	Porto Colômbia	MG/SP	mar/73	dez/42	320.00	185.00	363,708	305,882	391,672	458,029	185.00	57.54	125.79	0.36	-	-
	Marimbondo	SP/MG	abr/75	dez/42	1,440.00	726.00	1,856,134	1,336,138	1,488,089	1,517,769	726.00	25.68	42.15	0.16	-	-
	Funil	RJ	abr/69	dez/42	216.00	121.00	257,836	137,781	135,478	146,894	121.00	74.57	178.26	0.28	-	-
	Corumbá I	GO	abr/97	dez/42	375.00	209.00	389,752	336,984	241,265	232,780	209.00	18.99	26.46	0.23	-	-
Eletronuclear	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Eletrosul	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
CGTEE	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Itaipu Binacional	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amazonas GT	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

(1) Date of last readjustment of quotas and ACL: July 2016

Marketletter 4Q16

VI.1.3.Energy Sold

VI.1.3.1 Energy Sold by enterprises not renewed by 12,783/13 Law
Company	Buyer	1Q16		2Q16		3Q16		4Q16
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	143.04	717,012	142.43	711,087	150.59	617,998	151.48	609,428
	Others	792.07	5,264,222	754.88	5,067,328	863.81	5,970,413	910.72	6,081,379
Chesf	Eletrobras System	-	-	-	-	-	-	-	-
	Others	224.80	1,828,519	225.10	1,615,944	252.68	1,643,537	248.55	1,644,969
Furnas	Eletrobras System	85.34	378,756	90.21	397,128	102.55	448,425	107.16	444,452
	Others	799.45	3,729,292	736.44	3,463,329	782.46	4,152,318	913.28	4,540,652
Eletronuclear	Eletrobras System	32.20	154,453	32.20	154,524	32.20	156,222	32.20	156,293
	Others	683.32	3,277,694	683.32	3,279,195	683.32	3,315,230	683.32	3,316,729
Eletrosul	Eletrobras System	-	-	-	-	-	-	-	-
	Others	99.68	530,609	97.41	507,642	101.41	505,976	107.30	526,005
CGTEE	Eletrobras System	139.12	712,679	128.23	702,715	158.93	707,722	163.53	712,114
	Others	-	-	-	-	-	-	-	-
Itaipu Binacional	Eletrobras System	846.72	22,388,370	882.25	23,310,105	876.18	23,051,091	838.77	22,358,026
	Others	102.78	3,060,479	76.04	2,508,398	78	2,541,870	111	3,116,646
Amazonas GT	Eletrobras System	114.74	733,047	153.61	871,902	143.33	838,733	156	843,519
	Others	-	-	-	-	-	-	-	-

VI.1.3.2 Energy Sold by enterprises renewed by 12,783/13 Law – O&M
Company	Buyer	1Q16		2Q16		3Q16		4Q16
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletronorte	Sistema Eletrobras	0.26	10,187	0.28	11,443	0.33	11,659	0.31	4,648
	Octros	3.20	126,937	3.54	142,237	4.06	135,950	3.56	51,437
Chesf	Sistema Eletrobras	26.60	919,624	26.60	919,203	30.41	929,304	30.51	928,884
	Octros	293.60	10,791,102	293.30	10,786,163	335.73	10,904,692	336.90	10,899,754
Furnas	Sistema Eletrobras	15.66	402,650	15.98	402,466	16.90	404,694	17.16	404,510
	Octros	183.74	4,724,802	187.48	4,722,639	198.30	4,748,778	201.34	4,746,628
Eletronuclear	Sistema Eletrobras	-	-	-	-	-	-	-	-
	Octros	-	-	-	-	-	-	-	-
Eletrosul	Sistema Eletrobras	-	-	-	-	-	-	-	-
	Octros	-	-	-	-	-	-	-	-
CGTEE	Sistema Eletrobras	-	-	-	-	-	-	-	-
	Octros	-	-	-	-	-	-	-	-
Itaipu Binacional	Sistema Eletrobras	-	-	-	-	-	-	-	-
	Octros	-	-	-	-	-	-	-	-
Amazonas GT	Sistema Eletrobras	-	-	-	-	-	-	-	-
	Octros	-	-	-	-	-	-	-	-

Marketletter 4Q16

VI.1.3.3 CCEE Septtlement (Spot and MRE)
Company	Net
	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
	1Q16	1Q16	2Q16	2Q16	3Q16	3Q16	4Q16	4Q16
Eletronorte	95.01	2,550,023.85	36.53	1,828,490.56	-83.49	-2,940,367.00	-26.06	-1,543,161.09
Chesf	-22.42	-64,103.47	13.52	-3,752.72	7.75	-110,575.59	13.50	-56,034.67
Furnas	-175.46	-	60.63	-	108.23	-	44.54	-
Eletronuclear	-	-	-	-	-	-	-	-
Eletrosul	-0.69	54,627.89	-4.03	-14,695.63	3.12	65,007.00	-0.10	33,422.70
CGTEE	9.64	357,751.39	137.04	417,788.77	1.84	337,315.94	65.36	397,834.65
Itaipu Binacional	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Amazonas GT	52.49	40,446.49	138.92	-12,071.05	107.18	-109,398.55	-45.26	-252,029.31

Marketletter 4Q16

VI.1.4 Energy purchased for Resale

Company	Buyer	1Q16		2Q16		3Q16		4Q16
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million MWh
Eletronorte	Eletrobras System	-	-	-	-	-	-	- -
	Others	44.82	275,600	38.92	258,546	51.78	453,418	46.94 452,307
Chesf	Eletrobras System	-	-	-	-	-	-	- -
	Others	70.48	444,857	80.68	467,262	73.88	411,432	72,84 403,186
Furnas	Eletrobras System	-	-	-	-	-	-	-
	Others	136.46	832,254	151.72	831,877	153.38	840,935	160,97 921,178
Eletronuclear	Eletrobras System	n/a	n/a	n/a	n/a	n/a	n/a	n/a n/a
	Others	n/a	n/a	n/a	n/a	n/a	n/a	n/a n/a
Eletrosul	Eletrobras System	75.32	356,820	66.29	356,656	65.36	360,576	76,62 441,034
	Others	-	-	-	-	-	-	- -
CGTEE	Eletrobras System	51.48	294,975	47.25	294,840	56.62	298,080	56,60 297.945
	Others	-	-	-	-	-	-	- -
Itaipu Binacional	Eletrobras System	n/a	n/a	n/a	n/a	n/a	n/a	n/a n/a
	Others	n/a	n/a	n/a	n/a	n/a	n/a	n/a n/a
Amazonas GT	Eletrobras System	-	-	-	-	-	-
	Others	-	-	-	-	-	-

VI.1.5 Average Rate R$/MWh

VI.1.5.1 Enterprises not renewed by 12,783/13 Law
Eletrobras Companies	1Q16	2Q16	3Q16	4Q16
Eletronorte	156.34	154.18	153.97	156.20
Chesf	123.49	139.33	153.74	161.27
Furnas	215.38	214.13	192.36	204.70
Eletronuclear	208.48	208.38	206.11	206.02
Eletrosul	187.85	191.89	200.43	203.98
CGTEE	194.75	182.47	224.56	229.64
Itaipu Binacional (1)	22.60	22.60	22.60	22.60
Amazonas GT	169.25	169.25	169.25	186.44
(1) Amounts in U$/Kw.

VI.1.5.2 Enterprises renewed by 12,783/13 Law – O&M
Eletrobras Companies	1Q16	2Q16	3Q16	4Q16
Eletronorte	25.17	24.89	29.74	66.36
Chesf	28.00	27.33	30.94	31.06
Furnas	38.89	39.70	41.76	42.42
Eletronuclear	n/a	n/a	n/a	n/a
Eletrosul	n/a	n/a	n/a	n/a
CGTEE	n/a	n/a	n/a	n/a
Itaipu	n/a	n/a	n/a	n/a
Amazonas GT	n/a	n/a	n/a	n/a

Marketletter 4Q16

VI.1.6 Fuel used by Electric Energy Production
Eletrobras Companies	Type	Unit	1Q16		2Q16		3Q16		4Q16
			Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Eletronorte	Special Diesel Oil	Litre	1,107,000	3.51	-	-	-	-	-	-
Chesf	Diesel Oil	Litre	-	-	-	-	-	-	-	-
	Gas	m3	4,141,057	7.80	-	-	-	-	-	-
Furnas	Special Diesel Oil	Litre	-	-	-	-	-	-	-	-
	Fuel Oil B1	Ton	-	-	-	-	-	-	-	-
	Diesel Oil	Litro	-	-	-	-	-	-	-	-
	Gas	m3	354,282,168	141.62	164,373,673	103.52	143,503,070	106.61	110,025,373	99.02
Eletronuclear	Uranium	kg	103,561	96.90	102,727	96.12	93,937	82.76	77,229	96.12
Eletrosul	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
CGTEE	Coal	Ton	746,831	34.46	663,970	30.62	628,218	28.98	523,892	26.69
	Coal	kg	3,185,880	5.63	5,436,160	9.24	8,430,980	13.90	5,979,390	9.81
	Diesel Oil	Litre	16,600	0.04	-	-	18,400	0.05	2,500	0.06
	Quicklime	kg	33,717,680	18.25	21,657,030	11.72	28,101,420	15.67	15,048,920	10.85
Itaipu Binacional	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Amazonas GT	Diesel Oil	Litre	35,905,308	129.40	3,368,524	- 5.50	3,133,052	8.25	1,866,109	4.92

Marketletter 4Q16

VII. Transmission – Assepts under Integral Responsibility

VII.1 – Transmission Lines Extension

VII.1.1 Transmission Lines Extension – Enterprises not renewed by 12,783/13 Law – O&M - Km

Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	-	-	-	1,797	-	-	1,797
Chesf	-	-	-	-	-	-	1,346	-	-	1,346
Furnas	-	-	-	844	-	161	66	393	-	1,464
Eletrosul	-	-	1,047	-	-	-	455	50	12	1,565
Amazonas GT	-	-	-	-	-	-	403	-	-	403
Total	-	-	1,047	844	-	161	4,037	443	12	6,545

 VII.1.2 Transmission Lines Extension – Enterprises renewed by 12,783/13 Law - Km

Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	3,243	-	-	5,605	959	203	10,011
Chesf	-	-	-	5,372	-	-	12,822	463	311	18,967
Furnas	2,698	1,612	-	4,005	-	6,145	1,863	2,135	165	18,623
Eletrosul	-	-	2,722	-	-	-	4,800	1,848	56	9,426
Amazonas GT	-	-	-	-	-	-	-	-	-	-
ED Amazonas	-	-	-	-	-	-	-	-	-	-
Total	2,698	1,612	2,722	12,620	-	6,145	25,090	5,405	735	57,027

VII.2 Transmission Losses - %

Eletrobras Companies	1Q16	2Q16	3Q16	4Q16
Eletronorte	1.28%	1.28%	0.88%	0.88%
Chesf	2.58%	3.21%	2.50%	2.51%
Furnas	2.14%	2.29%	2.46%	2.32%
Eletrosul	1.55%	1.34%	1.37%	1.40%

Marketletter 4Q16

VII.3 Transmission Lines

VII.3.1 Transmission Lines – Enterprises not affected by 12,783 Law

Eletrobras Companies	From – To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 31.12.16 (R$ millions)(1)	Readjustment Index
Eletronorte	São Luiz II / São Luiz III	35.94	230	may/10	mar/38	1.74	9.32%
	Ribeiro Gonçalves / Balsas	95.00	230	dec/11	jan/39	2.40	9.32%
	Porto Velho / Abunã - C2	188.00	230	feb/14	nov/39	12.59	9.32%
	Abunã / Rio Branco - C2	298.00	230	jan/14	nov/39	19.53	9.32%
	Lechuga / Jorge Teixeira – C1	29.54	230	feb/14	jul/40	2.40	-5.23%
	Lechuga / Jorge Teixeira – C2	29.54	230	feb/14	jul/40	2.40	-5.23%
	Lechuga / Jorge Teixeira – C3	29.54	230	mar/15	mai/42	2.24	9.32%
	Porto Velho Collector / Porto Velho – C1	22.00	230	aug/15	fev/39	1.00	9.32%
	Porto Velho Collector / Porto Velho – C2	22.00	230	aug/15	fev/39	1.00	9.32%
	Utingta/Miramar – C1	15.70	230	aug/15	dez/42	0.64	9.40%
	Utingta/Miramar – C2	15.70	230	aug/15	dez/42	1.18	9.40%
	Samuel / Ariquemes - C3	154.44	230	dec/15	nov/39	9.72	9.32%
	Ariquemes / Ji-Paraná - C3	165.00	230	mar/16	nov/39	10.34	9.32%
	Ji-Paraná / Pimenta Bueno - C3	119.20	230	may/16	nov/39	7.73	9.32%
	Pimenta Bueno / Vilhena - C3	161.00	230	dec/15	nov/39	10.75	9.32%
	Samuel / Porto Velho - C3	42.40	230	oct/15	nov/39	3.36	9.32%
	Jauru / Vilhena - C3	343.60	230	nov/15	nov/39	20.74	9.32%
Chesf	Ibicoara-Brumado, C1	94.50	230	mar/12	jun/37	9.09	9.32%
	Milagres-Coremas, C2	119.80	230	jun/09	mar/35	7.64	9.32%
	Milagres-Tauá, C1	208.10	230	dec/07	mar/35	17.68	9.32%
	Paulo Afonso III- Zebu II, C1	5.40	230	aug/12	ago/39	19.77	9.32%
	Paulo Afonso III- Zebu II, C2	5.40	230	aug/12	ago/39
	Paraiso-Açu II, C2	132.80	230	sept/10	jun/37	11.39	9.32%
	Picos-Tauá II, C1	183.20	230	feb/13	jun/37
	Pirapama II-Suape II, C1	20.90	230	dec/12	jan/39	19.99	9.32%
	Pirapama II-Suape II, C2	20.90	230	dec/12	jan/39
	Suape III-Suape II, C1	3.60	230	dec/12	jan/39
	Suape III-Suape II, C2	3.60	230	dec/12	jan/39
	C. Mirim II-João Câmara II C1	74.50	230	feb/14	nov/40	9.77	9.32%
	Extremoz II-C. Mirim II C1	31.40	230	feb/14	nov/40
	Jardim/Penedo, C1	110.00	230	mar/14	mar/38	1.10	9.32%
	B. Jesus da Lapa II – Igaporã II	115.00	230	may/14	nov/40	5.91	9.32%
	Acaraú II-Sobral III, C2	91.30	230	sept/15	nov/40	6.57	9.32%
	Igaporã II-Igaporã III,C1	5.40	230	oct/15	jun/42	9.07	9.32%
	Igaporã II-Igaporã III,C2	5.40	230	oct/15	jun/42
	Igaporã III-Pindaí II,C1	49.50	230	oct/15	jun/42
	Paraiso-Lauga Nova II, C1	65.40	230	dec/16	out/41	3.98	9.32%
Furnas	Ibiúna - Bateias Circuito 1	332.00	500	mar/03	mai/31	281.82	IGPM
	Ibiúna - Bateias Circuito 2	332.00	500	mar/03	mai/31
	LT Bom Despacho 3 – Ouro Preto 2 (3) (4)	180.00	500	feb/16	jan/39	9.87	IPCA
	Tijuco Preto - Itapeti 3	21.00	345	jan/13	abr/36	18.50	IPCA
	Tijuco Preto - Itapeti 4	21.00	345	jan/13	abr/36
	Itapeti - Nordeste	29.00	345	dec/14	abr/36
	Campos - Macaé 3	90.00	345	jun/10	mar/35	18.66	IGPM
	Manso – Nobres (2)	66.00	230	nov/00	fev/35	-	-
	Manso – Nobres (2)	70.00	138	aug/99	fev/35	-	-
	Batalha – Paracatu (2)	85.00	138	sept/13	ago/41	-	-
	Simplício - Rocha Leão 1 (2)	119.00	138	jun/13	ago/41	-	-
	Simplício - Rocha Leão 2 (2)	119.00	138	jun/13	ago/41	-	-
Eletrosul	Abdon Batista/Biguaçu	234.80	525	sept/06	mar/35	48.37	IGPM
	Abdon Batista/Campos Novos	35.00	525	sept/06	mar/35	8.46	IGPM
	Biguaçu / Blumenau	88.00	525	sept/06	mar/35	18.63	IGPM
	Salto Santiaug/Ivaiporã	168.50	525	oct/05	fev/34	35.46	IGPM
	Ivaiporã/Cascavel Oeste	203.40	525	oct/05	fev/34	38.79	IGPM
	Campos Novos(SC)/Nova S. Rita(RS)	257.43	525	may/09	abr/36	32.39	IPCA
	Candiota - Melo	60.00	525	jul/15	fev/40	(5)	IPCA
	Presidente Médici-Candiota	2.80	230	jul/15	fev/40	(5)	IPCA
	Presidente Médice/Santa Cruz	237.40	230	jan/10	mar/38	5.17	IPCA
	Monte Claro /Garibaldi	32.70	230	sept/13	out/40	2.08	IPCA
	Monte Claro/Nova Prata 2	11.00	230	sept/04	dez/42	0.42	IPCA
	Passo Fundo/Nova Prata 2	11.00	230	nov/92	dez/42	0.42	IPCA
	Cascavel Oeste / Guaíra (melhorias)	-	230	mar/13	dez/42	0.06	IPCA
	Biguaçu / Jorge Lacerda B (melhorias)	-	230	aug/14	dez/42	0.09	IPCA
	Foz do Chapecó/Xanxerê1	77.60	230	oct/10	jun/41	(7)	IPCA
	Foz do Chapecó/Xanxerê2	77.60	230	oct/10	jun/41	(7)	IPCA
	Gaspar/Palhoça	2.50	230	oct/16	dez/42	0.88	IPCA
	Gaspar/Blumenau	2.50	230	oct/16	dez/42	0.98	IPCA
	Palhoça/Palhoça Pinheira	9.50	138	feb/16	dez/42	0.15	IPCA
	Palhoça Pinheira/Imbituba	9.50	138	feb/16	dez/42	0.15	IPCA
	Joinville Santa Catarina / Picarras	1.00	138	oct/99	dez/42	0.23	IPCA
	Joinville / Joinville Santa Catarina	1.06	138	oct/99	dez/42
	Araquari/Joinville GM	0.10	138	may/12	dez/42	0.25	IPCA
	Joinville/Joinville GM	0.10	138	may/12	dez/42	0.10	IPCA
	Ivinhema2/Nova Andradina	9.77	138	jul/16	dez/42	1.47	IPCA
	Nova Andradina - Porto Primavera	12.23	138	jul/16	dez/42	0.27	IPCA
	Ivinhema/Ivinhema 2	3.50	138	jan/16	jan/44	(6)	IPCA
	Ivinhema2/Nova Andradina	3.50	138	jan/16	jan/44	(6)	IPCA
	Biguaçu / Tijucas (melhorias)	-	138	nov/12	dez/42	0.02	IPCA
	Conversora de Uruguaiana / Passo de Los Libres - 132 kV	12.50	132	sept/94	jul/21	0.35	IPCA
(1) Last readjustment on 07/01/2016

(2) These transmission assets are not part of the core network. They are connecting branches of the generation enterprises. The concession contracts are the same as those of the plants: a) Manso-Nobres: CT 010.2000; B) Battle-Paracatu: CT 002.2006; C) Simplício-Rocha León 1 and 2: CT 003.2006.

(2) These transmission assets are not part of the core network. They are connecting branches of the generation enterprises. The concession contracts are the same as those of the plants: a) Manso-Nobres: CT 010.2000; B) Battle-Paracatu: CT 002.2006; C) Simplício-Rocha León 1 and 2: CT 003.2006.

(3) On 02/20/2016, the 500 kV Bom Despacho 3 - Ouro Preto 2 LT and the respective 500 kV line input modules were energized in the Bom Despacho 3 and Ouro Preto 2 SE. The energization occurred as a function of Judicial decision in

(4) LT Bom Despacho 3-Ouro Preto 2, in 500 kV (CC 003/2009): The total amount of the RAP cycle 2016/2017 is R $ 10,960,934.33, and Furnas is receiving the partial RAP in the amount of R $ 9,872,839.01 related to assets that entered into commercial operation.

(6) Revenue considered at the Substation
(7) Non-onerous transfer of assets of Foz do Chapecó Energia S.A.

Marketletter 4Q16

VII.3.2 Transmission Lines – Enterprises affected by 12,783 Law

Eletrobras Companies	From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 12.31.16 (R$ Million) (1)	Readjustment Index
Eletronorte	Boa Vista- Santa Elena	190.20	230	jun/01	dez/42	(2)	(2)
	Coaracy Nunes - Santana - C1	108.00	138	oct/75	dez/42	(2)	(2)
	Coaracy Nunes - Santana - C2	109.00	138	feb/05	dez/42	(2)	(2)
	Santana – Portuária	4.00	138	apr/96	dez/42	(2)	(2)
	Coaracy Nunes - Tartarugalzinho	87.00	138	jun/00	dez/42	(2)	(2)
	Santana - Macapá II	20.00	69	nov/96	dez/42	(2)	(2)
	Santana – Equatorial	13.00	69	aug/00	dez/42	(2)	(2)
	Tartarugalzinho – Calçoene	130.00	69	dec/01	dez/42	(2)	(2)
	Tartarugalzinho – Amapá	17.00	69	feb/02	dez/42	(2)	(2)
	Santana - Santa Rita	12.60	69	dec/07	dez/42	(2)	(2)
	Equatorial - Santa Rita	5.09	69	sept/08	dez/42	(2)	(2)
	Colinas – Miracema	173.97	500	mar/99	dez/42	8.42	9.40%
	Imperatriz – Colinas	342.60	500	mar/99	dez/42	14.13	9.40%
	Imperatriz – Marabá - C1	181.09	500	apr/81	dez/42	7.93	9.40%
	Imperatriz – Marabá - C2	181.82	500	mar/88	dez/42	7.77	9.40%
	Tucuruí – Marabá – C1	222.14	500	oct/81	dez/42	9.13	9.40%
	Tucuruí – Marabá – C2	221.70	500	feb/88	dez/42	9.31	9.40%
	Tucuruí - Vila do Conde	327.10	500	dec/81	dez/42	12.01	9.40%
	Tucuruí (Usina) - Tucuruí (Se)	10.71	500	nov/84 a may/05	jul/24	(3)	(3)
	Pres. Dutra - Boa Esparança	205.39	500	jan/00	dez/42	8.41	9.40%
	Imperatriz - Pres. Dutra - C1	386.60	500	oct/82	dez/42	14.89	9.40%
	Imperatriz - Pres. Dutra - C2	385.30	500	jan/00	dez/42	14.79	9.40%
	Miranda II - S.Antonio dos Lopes	142.60	500	nov/10	dez/42	1.96	9.40%
	S.Antonio dos Lopes - Pres. Dutra	52.90	500	nov/10	dez/42	5.51	9.40%
	Miranda II - Pres. Dutra – C2	195.80	500	mar/86	dez/42	7.52	9.40%
	São Luiz II - Miranda II – C1	106.80	500	jul/84	dez/42	4.31	9.40%
	São Luiz II - Miranda II – C2	106.80	500	mar/86	dez/42	4.31	9.40%
	Altamira – Rurópolis	-	230	oct/88	dez/42	5.56	9.40%
	Altamira – Transamazônica	184.62	230	oct/88	dez/42	0.73	9.40%
	Transamazônica – Rurópolis	145.40	230	oct/88	dez/42	0.73	9.40%
	Guamá - Utinga - C1	19.40	230	dec/81	dez/42	0.60	9.40%
	Guamá - Utinga - C2	19.40	230	dec/81	dez/42	0.60	9.40%
	Tucuruí – Altamira	317.60	230	jun/98	dez/42	5.66	9.40%
	Utinga - Castanhal	69.27	230	dec/94	dez/42	2.31	9.40%
	Castanhal - Santa Maria	25.04	230	dec/94	dez/42	1.33	9.40%
	Vila do Conde - Guamá - C1	49.30	230	apr/81	dez/42	0.88	9.40%
	Vila do Conde - Guamá - C2	49.30	230	dec/82	dez/42	0.84	9.40%
	Marabá - Carajás	145.00	230	oct/04	dez/42	2.13	9.40%
	Carajás – Integradora - C1	83.00	230	aug/08	dez/42	(4)	(4)
	Carajás – Integradora - C2	85.35	230	aug/13	dez/42	0.72	9.40%
	Carajás – Integradora - C3	85.35	230	aug/13	dez/42	0.64	9.40%
	Imperatriz - Porto Franco	110.10	230	oct/94	dez/42	1.80	9.40%
	São Luiz II - Miranda II	105.30	230	nov/02	dez/42	1.90	9.40%
	São Luiz II - São Luiz I - C1	18.60	230	jan/83	dez/42	0.61	9.40%
	São Luiz II - São Luiz I – C2	19.00	230	sept/88	dez/42	0.61	9.40%
	Miranda II - Peritoró	94.20	230	dec/02	dez/42	1.75	9.40%
	Pres. Dutra - Peritoró	115.00	230	mar/03	dez/42	1.75	9.40%
	Peritoró - Coelho Neto	223.00	230	jul/06	dez/42	3.31	9.40%
	Coelho Neto - Teresina	127.10	230	sept/06	dez/42	1.89	9.40%
	São Luiz II - UTE São Luiz	0.05	230	jan/82	dez/42	-	-
	Barra Peixe – Rondonópolis – C1	217.00	230	oct/97	dez/42	3.16	9.40%
	Rondonópolis - Coxipó - C1	187.80	230	sept/88	dez/42	3.11	9.40%
	Rondonópolis - Coxipó - C2	187.80	230	jul/84	dez/42	3.06	9.40%
	Coxipó - Nobres	112.41	230	sept/96	dez/42	2.47	9.40%
	Nobres – Nova Mutum - C1	104.57	230	sept/96	dez/42	2.00	9.40%
	Nova Mutum – Lucas do Rio Verde - C1	93.80	230	sept/96	dez/42	1.41	9.40%
	Lucas do Rio Verde - Sorriso C-1	52.50	230	sept/96	dez/42	0.86	9.40%
	Sinop - Sorriso C-1	74.78	230	sept/96	dez/42	0.90	9.40%
	Barra Peixe – Rondonópolis – C2	216.79	230	mar/08	dez/42	3.51	9.40%
	Rio Verde (C. Magalhães) – Rondonópolis	177.83	230	jul/83	dez/42	0.50	9.40%
	Jauru - Coxipó - C1	-	230	jun/03	dez/42	SECTION	-
	Jauru - Várzea Grande - C1	336.89	230	jun/03	dez/42	4.38	9.40%
	Várzea Grande - Coxipó - C1	28.80	230	jun/03	dez/42	0.46	9.40%
	Jauru - Coxipó - C2	-	230	jun/03	dez/42	SECTION	-
	Jauru - Várzea Grande - C2	336.89	230	jun/03	dez/42	4.61	9.40%
	Várzea Grande - Coxipó - C2	28.80	230	jun/03	dez/42	0.40	9.40%
	Abunã - Rio Branco –C1	302.00	230	nov/02	dez/42	4.64	9.40%
	Ariquemes - Jarú	83.82	230	sept/94	dez/42	1.76	9.40%
	Jarú - Ji-Paraná	80.69	230	sept/94	dez/42	1.80	9.40%
	Samuel - Ariquemes	151.60	230	aug/94	dez/42	2.35	9.40%
	Samuel - Porto Velho – C1	40.55	230	jul/89	dez/42	0.75	9.40%
	Samuel - Porto Velho – C2	40.55	230	jul/89	dez/42	0.75	9.40%
	Samuel (Usina) - Samuel (SE)	2.85	230	jul/89	set/29	(3)	(3)
	Porto Velho - Abunã	188.00	230	may/02	dez/42	3.07	9.40%
	Ji-Paraná - Pimenta Bueno	117.80	230	jun/08	dez/42	2.08	9.40%
	Pimenta Bueno – Vilhena	160.20	230	oct/08	dez/42	2.71	9.40%
	Tucuruí-Vila - Cametá	214.21	138	aug/98	dez/42	2.00	9.40%
	Curuá-Una - Tapajós-Celpa	68.80	138	jan/06	jul/28	(3)	(3)
	Coxipó - São Tadeu	44.17	138	jul/81	dez/42	1.74	9,40%
	São Tadeu - Jaciara	77.92	138	jul/81	dez/42	-
	Jaciara - Rondonopolis-Cemat	70.00	138	jul/81	dez/42	-
	Cocto Magalhães - Rondonopolis-Cemat	176.00	138	apr/81	dez/42
	Tucuruí - Tucuruí Vila - C2	2.30	69	jul/97	dez/42
	Tucuruí - Tucuruí Vila - C1	-	69	jan/00	jan/00	-
	Tucuruí (Usina) - Tucuruí (SE)	1.40	69	jan/80	dez/42	(3)
	Tucuruí (Usina) - Tucuruí (SE)	1.40	69	dec/85	dez/42	(3)
Chesf	Angelim II-Pau Ferro, C1	219.40	500	aug/77	dez/42	(5)	9.32%
	Recife II-Pau Ferro, C1	114.50	500	aug/77	dez/42	(5)	9.32%
	Angelim II-Recife II, C2	170.70	500	mar/80	dez/42	(5)	9.32%
	Jardim-Camaçari IV, C1	249.60	500	may/00	dez/42	(5)	9.32%
	Camaçari II-Camaçari IV, C1	0.30	500	nov/12	dez/42	(5)	9.32%
	Garanhuns II-Angelim II, C1	13.20	500	feb/77	dez/42	(5)	9.32%
	L. Gonzaga-Garanhuns II, C1	238.70	500	feb/77	dez/42	(5)	9.32%
	L. Gonzaga-Milagres, C1	230.80	500	feb/02	dez/42	(5)	9.32%
	L. Gonzaga-Olindina, C1	248.60	500	may/76	dez/42	(5)	9.32%
	Luiz Gonzaga-Sobradinho, C1	290.60	500	oct/79	dez/42	(5)	9.32%
	Messias-Suape II, C1	176.60	500	dec/98	dez/42	(5)	9.32%
	Suape II-Recife II, C1	45.40	500	dec/98	dez/42	(5)	9.32%
	Milagres-Quixada, C1	268.00	500	sept/03	dez/42	(5)	9.32%
	Olindina-Camacari II, C1	147.20	500	oct/76	dez/42	(5)	9.32%
	Olindina-Camacari II, C2	146.90	500	sept/78	dez/42	(5)	9.32%
	P.Afonso IV-Angelim II, C2	221.50	500	jul/79	dez/42	(5)	9.32%
	P.Afonso IV-Olindina, C2	212.80	500	jun/78	dez/42	(5)	9.32%
	P.Afonso IV-L. Gonzaga, C1	37.40	500	oct/79	dez/42	(5)	9.32%
	P.Afonso IV-Xingo, C1	53.80	500	feb/93	dez/42	(5)	9.32%
	Pres.Dutra II-Teresina II, C1	207.90	500	may/00	dez/42	(5)	9.32%
	Pres.Dutra II-Teresina II, C1mo	207.70	500	apr/03	dez/42	(5)	9.32%
	Quixada-FortalezaII, C1	136.50	500	sept/03	dez/42	(5)	9.32%
	Sobral III-Pecem II, C1	176.60	500	may/00	dez/42	(5)	9.32%
	Pecem II-Fortaleza II, C1	73.10	500	may/00	dez/42	(5)	9.32%
	S.J.Piaui-B.Esperanca, C1	233.50	500	dec/80	dez/42	(5)	9.32%
	Sobradinho-S.J.Piaui, C1	211.00	500	dec/80	dez/42	(5)	9.32%
	Sobradinho-Luiz Gonzaga, C2	316.00	500	jun/88	dez/42	(5)	9.32%
	Teresina II-Sobral III, C1	334.20	500	may/00	dez/42	(5)	9.32%
	U. Luiz Gonzaga-L.Gonzaga, C1	0.60	500	may/79	dez/42	(5)	9.32%
	U. Luiz Gonzaga-L.Gonzaga, C2	0.60	500	may/79	dez/42	(5)	9.32%
	U. Luiz Gonzaga-L.Gonzaga, C3	0.60	500	may/79	dez/42	(5)	9.32%
	Usina IV-P.Afonso IV, C1	0.60	500	dec/79	dez/42	(5)	9.32%
	Usina IV-P.Afonso IV, C2	0.60	500	may/80	dez/42	(5)	9.32%
	Usina IV-P.Afonso IV, C3	0.60	500	oct/80	dez/42	(5)	9.32%
	Usina IV-P.Afonso IV, C4	0.60	500	jul/81	dez/42	(5)	9.32%
	Usina IV-P.Afonso IV, C5	0.60	500	dec/81	dez/42	(5)	9.32%
	Usina IV-P.Afonso IV, C6	0.60	500	may/83	dez/42	(5)	9.32%
	Usina Xingo – Xingo, C1	0.90	500	oct/95	dez/42	(5)	9.32%
	Usina Xingo – Xingo, C2	0.90	500	oct/95	dez/42	(5)	9.32%
	Usina Xingo – Xingo, C3	0.90	500	oct/95	dez/42	(5)	9.32%
	Usina.Xingo.- Xingo, C4	0.90	500	oct/95	dez/42	(5)	9.32%
	Usina Xingo – Xingo, C5	0.80	500	mar/94	dez/42	(5)	9.32%
	Usina Xingo – Xingo, C6	0.80	500	nov/94	dez/42	(5)	9.32%
	Xingo-Jardim, C1	159.80	500	may/00	dez/42	(5)	9.32%
	Xingo-Messias, C1	219.00	500	feb/93	dez/42	(5)	9.32%
	Angelim-Messias, C1	78.90	230	apr/77	dez/42	(5)	9.32%
	Angelim-Messias, C2	78.50	230	oct/76	dez/42	(5)	9.32%
	Angelim-Messias, C3	79.10	230	aug/86	dez/42	(5)	9.32%
	Angelim-Ribeirão, C1	115.70	230	jan/53	dez/42	(5)	9.32%
	Angelim-Recife II, C2	171.70	230	jan/67	dez/42	(5)	9.32%
	Angelim-Recife II, C3	171.70	230	jan/61	dez/42	(5)	9.32%
	Angelim-Tacaimbó, C1	63.90	230	mar/63	dez/42	(5)	9.32%
	Angelim-Tacaimbó, C2	64.10	230	mar/73	dez/42	(5)	9.32%
	Angelim-Tacaimbó, C3	65.70	230	jun/98	dez/42	(5)	9.32%
	Arapiraca III–Rio Largo II, C1	124.70	230	jan/98	dez/42	(5)	9.32%
	Arapiraca III–Penedo, C1	89.60	230	jan/98	dez/42	(5)	9.32%
	Boa Esperança-Teresina, C1	198.00	230	mar/70	dez/42	(5)	9.32%
	Boa Esperança-Teresina, C2	198.00	230	dec/81	dez/42	(5)	9.32%
	Bongi-Açonorte, C1	6.00	230	aug/76	dez/42	(5)	9.32%
	B.Jesus da Lapa-Barreiras, C1	233.50	230	dec/90	dez/42	(5)	9.32%
	Banabuiu-Fortaleza, C1	177.20	230	oct/65	dez/42	(5)	9.32%
	Banabuiu-Fortaleza, C2	176.00	230	jul/78	dez/42	(5)	9.32%
	Aquiraz II-Banabuiu, C1	181.80	230	aug/78	dez/42	(5)	9.32%
	Aquiraz II-Fortaleza, C1	30.10	230	aug/78	dez/42	(5)	9.32%
	Banabuiu-Mossoro II, C1	177.20	230	jul/03	dez/42	(5)	9.32%
	Banabuiu-Mossoro II, C2	177.20	230	jul/03	dez/42	(5)	9.32%
	Banabuiu-Russas II, C1	110.40	230	may/71	dez/42	(5)	9.32%
	Bom Nome-Milagres, C1	83.70	230	sept/61	dez/42	(5)	9.32%
	Bom Nome-Milagres, C2	84.10	230	dec/74	dez/42	(5)	9.32%
	Bom Nome-Milagres, C3	83.90	230	sept/79	dez/42	(5)	9.32%
	Cauipe-Sobral, C1	177.40	230	nov/73	dez/42	(5)	9.32%
	Cicero Dantas-Catu, C1	200.70	230	mar/68	dez/42	(5)	9.32%
	Cicero Dantas-Catu, C2	201.30	230	apr/72	dez/42	(5)	9.32%
	C. Grande II - C. Grande III, C1	10.60	230	oct/99	dez/42	(5)	9.32%
	C. Grande II - C. Grande III, C2	10.60	230	oct/02	dez/42	(5)	9.32%
	Campina Grande-Coteminas, C1	2.50	230	oct/99	dez/42	(5)	9.32%
	Campina Grande-Goianinha, C1	99.30	230	feb/70	dez/42	(5)	9.32%
	C. Grande III – Extremoz II C1	191.40	230	oct/99	dez/42	(5)	9.32%
	Campina Grande III-Natal III, C1	175.80	230	oct/02	dez/42	(5)	9.32%
	Natal III-Natal II, C1	11.60	230	oct/99	dez/42	(5)	9.32%
	Natal III-Natal II, C2	11.60	230	oct/02	dez/42	(5)	9.32%
	Campina Grande II-Paraiso, C1	118.10	230	may/79	dez/42	(5)	9.32%
	Campina Grande II-Paraiso, C2	119.00	230	apr/79	dez/42	(5)	9.32%
	Camaçari-Caraíba Metais, C1	3.20	230	feb/82	dez/42	(5)	9.32%
	Camaçari-Cqr, C1	7.20	230	may/92	dez/42	(5)	9.32%
	Camaçari IV-Cotegipe, C1	22.90	230	jun/70	dez/42	(5)	9.32%
	Camaçari-Cotegipe, C2	23.50	230	oct/76	dez/42	(5)	9.32%
	Camaçari-Gov.Mangabeira, C1	83.70	230	sept/82	dez/42	(5)	9.32%
	Camaçari-Gov.Mangabeira, C2	83.70	230	sept/82	dez/42	(5)	9.32%
	Camaçari IV-Jacaracanga, C1	19.20	230	jul/77	dez/42	(5)	9.32%
	Camaçari IV-Jacaracanga, C2	19.20	230	mar/77	dez/42	(5)	9.32%
	Camaçari-Matatu, C1	47.00	230	aug/53	dez/42	(5)	9.32%
	Camaçari IV-Pituaçu, C1	39.20	230	oct/84	dez/42	(5)	9.32%
	Camaçari-Pituaçu, C2	39.20	230	jan/02	dez/42	(5)	9.32%
	Cotegipe-Jacaracanga, C1	15.20	230	dec/71	dez/42	(5)	9.32%
	Cotegipe-Matatu, C1	30.00	230	may/77	dez/42	(5)	9.32%
	Catu-Camaçari, C1	25.00	230	jun/70	dez/42	(5)	9.32%
	Catu-Camaçari, C2	25.00	230	aug/53	dez/42	(5)	9.32%
	Catu-Gov.Mangabeira, C1	77.20	230	aug/67	dez/42	(5)	9.32%
	Catu-Itabaianinha, C1	143.90	230	aug/53	dez/42	(5)	9.32%
	Funil-Itapebi, C1	198.10	230	jul/90	dez/42	(5)	9.32%
	Funil-Itapebi, C2	198.10	230	jul/90	dez/42	(5)	9.32%
	Fortaleza-Cauipe, C1	58.20	230	nov/73	dez/42	(5)	9.32%
	Fortaleza-Delmiro Gouveia, C1	7.10	230	jun/89	dez/42	(5)	9.32%
	Fortaleza-Delmiro Gouveia, C2	7.10	230	jun/89	dez/42	(5)	9.32%
	Fortaleza-Fortaleza II, C1	0.30	230	feb/00	dez/42	(5)	9.32%
	Fortaleza-Fortaleza II, C2	0.30	230	feb/00	dez/42	(5)	9.32%
	Fortaleza-Fortaleza II, C3	0.30	230	oct/05	dez/42	(5)	9.32%
	Fortaleza II-Cauipe, C1	58.00	230	nov/03	dez/42	(5)	9.32%
	Fortaleza II-Cauipe, C2	58.00	230	nov/03	dez/42	(5)	9.32%
	Fortaleza II-Pici, C1	27.50	230	may/09	dez/42	(5)	9.32%
	Fortaleza II-Pici, C2	27.50	230	may/09	dez/42	(5)	9.32%
	Goianinha-Santa Rita II, C1	59.00	230	oct/77	dez/42	(5)	9.32%
	Santa Rita II-Mussuré, C1	17.00	230	oct/77	dez/42	(5)	9.32%
	Goianinha-Mussure, C2	50.60	230	oct/77	dez/42	(5)	9.32%
	Gov.Mangabeira-Sapeaçu, C1	23.50	230	dec/68	dez/42	(5)	9.32%
	Gov.Mangabeira-Sapeaçu, C2	22.50	230	feb/84	dez/42	(5)	9.32%
	Gov.Mangabeira-Sapeaçu, C3	22.60	230	feb/84	dez/42	(5)	9.32%
	Icó-Banabuiú, C1	124.70	230	dec/77	dez/42	(5)	9.32%
	Itapebi-Eunápolis, C1	47.00	230	jul/90	dez/42	(5)	9.32%
	Itapebi-Eunápolis, C2	47.00	230	jul/90	dez/42	(5)	9.32%
	Irecê-Brotas de Macaúba, C1	135.40	230	sept/81	dez/42	(5)	9.32%
	Brotas de Macaúba-B.J Lapa, C1	204.60	230	sept/81	dez/42	(5)	9.32%
	Itabaianinha-Itabaiana, C1	76.80	230	aug/53	dez/42	(5)	9.32%
	Itabaiana-Jardim, C1	44.00	230	aug/79	dez/42	(5)	9.32%
	Itabaiana-Jardim, C2	44.00	230	aug/79	dez/42	(5)	9.32%
	Jacaracanga-Alunordeste, C1	1.80	230	may/83	dez/42	(5)	9.32%
	Jacaracanga-Dow, C1	7.90	230	jul/77	dez/42	(5)	9.32%
	Jacaracanga-Dow, C2	7.80	230	mar/77	dez/42	(5)	9.32%
	Jardim-Fafen, C1	12.50	230	aug/81	dez/42	(5)	9.32%
	Jardim-Cia.Vale.Rio Doce, C1	0.80	230	feb/07	dez/42	(5)	9.32%
	Jaguarari-Sr. do Bonfim, C1	80.70	230	jan/80	dez/42	(5)	9.32%
	Juazeiro -Jaguarari, C1	88.00	230	jan/80	dez/42	(5)	9.32%
	Juazeiro II-Sr.do Bonfim II, C2	148.60	230	apr/81	dez/42	(5)	9.32%
	Libra-Libra, C1	1.50	230	dec/91	dez/42	(5)	9.32%
	Milagres-Banabuiu, C1	225.90	230	feb/65	dez/42	(5)	9.32%
	Milagres-Ico, C1	103.40	230	dec/77	dez/42	(5)	9.32%
	Milagres-Banabuiu, C3	225.10	230	dec/77	dez/42	(5)	9.32%
	Milagres-Coremas, C1	119.40	230	nov/86	dez/42	(5)	9.32%
	Mirueira-Pau Ferro, C1	23.10	230	oct/99	dez/42	(5)	9.32%
	Mirueira-Goianinha, C1	50.10	230	dec/89	dez/42	(5)	9.32%
	Messias-Maceió, C1	25.90	230	nov/96	dez/42	(5)	9.32%
	Messias-Maceió, C2	25.90	230	nov/96	dez/42	(5)	9.32%
	Messias-Rio Largo, C1	11.90	230	aug/86	dez/42	(5)	9.32%
	Messias-Rio Largo, C2	11.60	230	oct/76	dez/42	(5)	9.32%
	Messias-Rio Largo, C3	11.60	230	apr/77	dez/42	(5)	9.32%
	Mossoró-Açu, C1	71.30	230	jul/87	dez/42	(5)	9.32%
	Natal III - Extremoz II, C1	17.00	230	feb/14	dez/42	(5)	9.32%
	Olindina-Olindina, C1	0.20	230	may/80	dez/42	(5)	9.32%
	Olindina-Olindina, C2	0.20	230	may/80	dez/42	(5)	9.32%
	Paulo Afonso-Angelim, C1	221.30	230	jan/53	dez/42	(5)	9.32%
	Paulo Afonso-Garanhuns II, C1	209.30	230	jan/67	dez/42	(5)	9.32%
	Paulo Afonso-Garanhuns II, C2	209.30	230	jan/61	dez/42	(5)	9.32%
	Paulo Afonso-Garanhuns II, C3	214.10	230	dec/73	dez/42	(5)	9.32%
	Garanhuns II-Angelim, C1	12.30	230	jan/61	dez/42	(5)	9.32%
	Garanhuns II-Angelim, C2	11.60	230	dec/73	dez/42	(5)	9.32%
	Floresta II-Bom Nome,230 Kv,C1	92.20	230	dec/74	dez/42	(5)	9.32%
	P.Afonso-Tacaratu, 230 Kv, C1	47.40	230	oct/61	dez/42	(5)	9.32%
	Tacaratu-Bom Nome, 230 Kv, C1	137.10	230	oct/61	dez/42	(5)	9.32%
	Paulo Afonso-Bom Nome, C3	170.80	230	nov/78	dez/42	(5)	9.32%
	Paulo Afonso-C. Dantas, C1	134.20	230	mar/68	dez/42	(5)	9.32%
	Paulo Afonso-C. Dantas, C2	133.80	230	jun/72	dez/42	(5)	9.32%
	Paulo Afonso – Floresta II, C1	79.00	230	dec/74	dez/42	(5)	9.32%
	Paulo Afonso-Itabaiana, C2	162.50	230	apr/87	dez/42	(5)	9.32%
	Paulo Afonso-Itabaiana, C3	162.50	230	sept/85	dez/42	(5)	9.32%
	Paulo Afonso IV-P.Afonso, C1	1.10	230	oct/79	dez/42	(5)	9.32%
	Paulo Afonso IV-P.Afonso, C2	1.40	230	feb/81	dez/42	(5)	9.32%
	Pau Ferro-Coteminas, C1	123.90	230	oct/99	dez/42	(5)	9.32%
	Pau Ferro-Campina Grande II, C2	125.90	230	oct/99	dez/42	(5)	9.32%
	Paraiso-Natal II, C1	96.20	230	may/79	dez/42	(5)	9.32%
	Paraiso-Natal II, C2	97.20	230	apr/79	dez/42	(5)	9.32%
	Ibiapina II-Piripiri, C1	86.00	230	aug/73	dez/42	(5)	9.32%
	Ibiapina I-Sobral, C1	103.00	230	aug/73	dez/42	(5)	9.32%
	Pituaçu-Narandiba, C1	3.60	230	nov/83	dez/42	(5)	9.32%
	Pituaçu-Narandiba, C2	3.60	230	nov/83	dez/42	(5)	9.32%
	Pituaçu-Pituaçu, C1	2.00	230	jan/77	dez/42	(5)	9.32%
	Recife II-Joairam, C1	7.40	230	jan/67	dez/42	(5)	9.32%
	Recife II-Joairam, C2	7.40	230	jan/67	dez/42	(5)	9.32%
	Recife II-Joairam, C3	7.40	230	jan/61	dez/42	(5)	9.32%
	Joairam-Bongi, C1	6.30	230	jan/53	dez/42	(5)	9.32%
	Joairam-Bongi, C2	6.40	230	jan/67	dez/42	(5)	9.32%
	Joairam-Bongi, C3	6.40	230	jan/61	dez/42	(5)	9.32%
	Recife II-Goianinha, C1	71.40	230	feb/72	dez/42	(5)	9.32%
	Recife II-Goianinha, C2	71.50	230	feb/72	dez/42	(5)	9.32%
	Recife II-Mirueira, C1	31.00	230	jun/80	dez/42	(5)	9.32%
	Recife II-Mirueira, C2	31.50	230	jun/80	dez/42	(5)	9.32%
	Recife II-Mirueira, C3	31.50	230	jun/86	dez/42	(5)	9.32%
	Recife II-Pau Ferro, C1	33.20	230	sept/04	dez/42	(5)	9.32%
	Recife II-Pau Ferro, C2	33.20	230	sept/04	dez/42	(5)	9.32%
	Recife II-Pirapama II, C1	27.60	230	jun/80	dez/42	(5)	9.32%
	Recife II-Pirapama II, C2	27.60	230	jun/80	dez/42	(5)	9.32%
	Ribeirão-Recife II, C1	56.60	230	sept/94	dez/42	(5)	9.32%
	Rio Largo-Braskem, C1	23.20	230	jun/76	dez/42	(5)	9.32%
	Quixere-MossoróII,C1	50.20	230	apr/81	dez/42	(5)	9.32%
	Russas II – Quixere, C1	25.40	230	apr/81	dez/42	(5)	9.32%
	Sobral III-Sobral II, C1	13.80	230	may/09	dez/42	(5)	9.32%
	Sobral III-Sobral II, C2	13.80	230	may/09	dez/42	(5)	9.32%
	Sobral II – Cccp, 230 Kv, C1	2.90	230	jun/01	dez/42	(5)	9.32%
	S.João Piauí-Picos, C1	167.80	230	jul/85	dez/42	(5)	9.32%
	S.João Piaui-Eliseu Martins, C1	172.90	230	feb/98	dez/42	(5)	9.32%
	C. Formoso-Irecê, C1	158.20	230	sept/81	dez/42	(5)	9.32%
	Sr.do Bonfim-C. Formoso, C1	64.70	230	sept/81	dez/42	(5)	9.32%
	Sapeaçu-Funil, C1	195.70	230	dec/68	dez/42	(5)	9.32%
	Sapeaçu- S.Ant.Jesus, C2	32.00	230	feb/84	dez/42	(5)	9.32%
	Sapeaçu- S.Ant.Jesus, C3	32.00	230	feb/84	dez/42	(5)	9.32%
	S.Ant.Jesus-Funil, C2	162.60	230	feb/84	dez/42	(5)	9.32%
	S.Ant.Jesus-Funil, C3	162.10	230	feb/84	dez/42	(5)	9.32%
	Tacaimbo-C.Grande II, C1	124.70	230	jun/85	dez/42	(5)	9.32%
	Tacaimbo-C.Grande II, C2	124.70	230	jun/85	dez/42	(5)	9.32%
	Teresina I-Teresina II, C1	25.30	230	sept/02	dez/42	(5)	9.32%
	Teresina I-Teresina II, C2	25.30	230	sept/02	dez/42	(5)	9.32%
	Teresina-Piripiri, C1	154.70	230	nov/71	dez/42	(5)	9.32%
	Usina Apol.Sales- P.Afonso, C1	5.80	230	oct/77	dez/42	(5)	9.32%
	Usina Apol.Sales- P.Afonso, C2	5.70	230	mar/77	dez/42	(5)	9.32%
	Us. B.Esperança-B.Esperança, C1	2.80	230	dec/80	dez/42	(5)	9.32%
	Sobradinho-Juazeiro II, C1	42.50	230	jan/80	dez/42	(5)	9.32%
	Sobradinho-Juazeiro II, C2	42.50	230	apr/81	dez/42	(5)	9.32%
	Usina II-Paulo Afonso, C1	0.70	230	oct/61	dez/42	(5)	9.32%
	Usina II-Paulo Afonso, C3	0.70	230	may/67	dez/42	(5)	9.32%
	Usina II-Paulo Afonso, C4	0.70	230	may/67	dez/42	(5)	9.32%
	Usina II-Paulo Afonso, C5	0.70	230	dec/67	dez/42	(5)	9.32%
	Usina III-Paulo Afonso, C1	0.60	230	oct/71	dez/42	(5)	9.32%
	Usina III-Paulo Afonso, C2	0.60	230	apr/72	dez/42	(5)	9.32%
	Usina III-Paulo Afonso, C3	0.60	230	apr/74	dez/42	(5)	9.32%
	Usina III-Paulo Afonso, C4	0.60	230	aug/74	dez/42	(5)	9.32%
	Usina I-Paulo Afonso, C1	0.60	230	jan/55	dez/42	(5)	9.32%
	Usina I-Paulo Afonso, C2	0.60	230	jan/55	dez/42	(5)	9.32%
	C.Grande II-S.Cruz II, C1	117.30	138	apr/63	dez/42	(5)	9.32%
	C.Grande II-Pilões, C1	79.30	138	jan/68	dez/42	(5)	9.32%
	Paraíso-Santa Cruz II, C1	8.70	138	jan/68	dez/42	(5)	9.32%
	Pilões – Paraíso, C1	107.90	138	jan/68	dez/42	(5)	9.32%
	C. Novos-Santana do Matos, C1	38.80	138	dec/67	dez/42	(5)	9.32%
	Santana do Matos-Açu, C1	49.60	138	dec/67	dez/42	(5)	9.32%
	Santa Cruz II-C.Novos II, C1	55.00	138	oct/65	dez/42	(5)	9.32%
	Usina II-Zebu, C1	6.00	138	dec/64	dez/42	(5)	9.32%
	Abaixadora-Mulungu, C1	6.50	69	may/75	dez/42	(5)	9.32%
	Abaixadora-Moxoto, C1	5.30	69	oct/70	dez/42	(5)	9.32%
	Abaixadora-Zebu, C1	5.40	69	oct/72	dez/42	(5)	9.32%
	Camacari-Camacari, C2	1.40	69	jun/60	dez/42	(5)	9.32%
	Cotegipe-Catu, C1	48.70	69	jun/60	dez/42	(5)	9.32%
	Cotegipe-Catu, C2	48.70	69	jun/60	dez/42	(5)	9.32%
	Jaboatao-Recife II, C1	3.10	69	jan/65	dez/42	(5)	9.32%
	M.Reduzido-M.Reduzido, C1	0.50	69	apr/73	dez/42	(5)	9.32%
	Matatu-Pituacu, C1	7.50	69	jun/60	dez/42	(5)	9.32%
	Matatu-Pituacu, C2	7.40	69	jun/60	dez/42	(5)	9.32%
	Pirapama II-Recife II, C1	21.30	69	jan/65	dez/42	(5)	9.32%
	Pituacu-Cotegipe, C1	22.10	69	jun/60	dez/42	(5)	9.32%
	Pituacu-Cotegipe, C2	21.90	69	jun/60	dez/42	(5)	9.32%
	Usina de Pedra-Jequié, C1	20.50	69	nov/78	dez/42	(5)	9.32%
	Vila Zebu-Itaparica, C1	27.00	69	jul/77	dez/42	(5)	9.32%
	Zebu-Moxoto, C1	7.20	69	apr/83	dez/42	(5)	9.32%
	Zebu-Xingo, C1	56.50	69	aug/81	dez/42	(5)	9.32%
Furnas	Foz do Iguaçu - Ivaiporã 1	322.00	765	aug/89	dez/42	(6)	-
	Foz do Iguaçu - Ivaiporã 2	323.00	765	dec/86	dez/42	(6)	-
	Foz do Iguaçu - Ivaiporã 3	331.00	765	mar/99	dez/42	(6)	-
	Itaberá - Ivaiporã 1	265.00	765	aug/89	dez/42	(6)	-
	Itaberá - Ivaiporã 2	264.00	765	oct/82	dez/42	(6)	-
	Itaberá - Ivaiporã 3	272.00	765	may/00	dez/42	(6)	-
	Itaberá - Tijuco Preto 1	305.00	765	jul/89	dez/42	(6)	-
	Itaberá - Tijuco Preto 2	304.00	765	oct/82	dez/42	(6)	-
	Itaberá - Tijuco Preto 3	312.00	765	may/01	dez/42	(6)	-
	Foz do Iguaçu - Ibiúna Bipolo 1	792.00	600	mar/85	dez/42	(6)	-
	Foz do Iguaçu - Ibiúna Bipolo 2	820.00	600	aug/87	dez/42	(6)	-
	Adrianópolis - Baixada Fluminense	19.00	500	may/04	dez/42	(6)	-
	Adrianópolis - Cachoeira Paulista 1	171.00	500	feb/74	dez/42	(6)	-
	Adrianópolis – Grajaú	55.00	500	dec/77	dez/42	(6)	-
	Adrianópolis – Resende	115.00	500	dec/79	dez/42	(6)	-
	Adrianópolis - São José	33.00	500	aug/91	dez/42	(6)	-
	Angra - Cachoeira Paulista	103.00	500	jun/77	dez/42	(6)	-
	Angra - São José	133.00	500	dec/98	dez/42	(6)	-
	Angra - Zona Oeste	97.50	500	dec/98	dez/42	(6)	-
	Araraquara – Campinas	171.00	500	jul/76	dez/42	(6)	-
	Araraquara - Poços de Caldas	176.00	500	apr/76	dez/42	(6)	-
	Baixada Fluminense - Cachoeira Paulista	160.50	500	may/04	dez/42	(6)	-
	Cachoeira Paulista - Campinas	223.00	500	sept/77	dez/42	(6)	-
	Cachoeira Paulista - Itajubá	53.00	500	jul/02	dez/42	(6)	-
	Cachoeira Paulista - Resende	56.00	500	dec/79	dez/42	(6)	-
	Cachoeira Paulista - Taubaté	83.00	500	jun/83	dez/42	(6)	-
	Cachoeira Paulista - Tijuco Preto 1	181.00	500	nov/88	dez/42	(6)	-
	Campinas - Itatiba	26.50	500	mar/03	dez/42	(6)	-
	Grajaú - Zona Oeste	79.00	500	dec/98	dez/42	(6)	-
	Gurupi – Miracema	255.00	500	mar/99	dez/42	(6)	-
	Ibiúna - Itatiba	86.50	500	mar/03	dez/42	(6)	-
	Itumbiara - São Simão	166.00	500	jan/79	dez/42	(6)	-
	Marimbondo - Água Vermelha	172.00	500	aug/79	dez/42	(6)	-
	Marimbondo - Araraquara 1	195.00	500	apr/76	dez/42	(6)	-
	Marimbondo - Araraquara 2	194.00	500	aug/76	dez/42	(6)	-
	Poços de Caldas – Itajubá	139.00	500	jul/02	dez/42	(6)	-
	Serra da Mesa – Gurupi 1	256.00	500	mar/99	dez/42	(6)	-
	Serra da Mesa - Samambaia 1	249.00	500	mar/98	dez/42	(6)	-
	Serra da Mesa - Samambaia 2	248.50	500	jan/99	dez/42	(6)	-
	Tijuco Preto - Taubaté	108.50	500	mar/84	dez/42	(6)	-
	Adrianópolis - Itutinga 1	199.00	345	mar/68	dez/42	(6)	-
	Adrianópolis - Itutinga 2	199.00	345	aug/70	dez/42	(6)	-
	Adrianópolis - Jacarepaguá 1	38.00	345	mar/68	dez/42	(6)	-
	Adrianópolis - Jacarepaguá 2	38.00	345	aug/70	dez/42	(6)	-
	Adrianópolis - Macaé	177.00	345	sept/02	dez/42	(6)	-
	Adrianópolis - Venda das Pedras	107.00	345	nov/01	dez/42	(6)	-
	Bandeirantes - Samambaia 1	157.00	345	feb/99	dez/42	(6)	-
	Bandeirantes - Samambaia 2	155.00	345	feb/99	dez/42	(6)	-
	Barro Branco - Ouro Preto	59.00	345	mar/05	dez/42	(6)	-
	Barro Branco - Padre Fialho	104.50	345	mar/05	dez/42	(6)	-
	Campinas - Guarulhos	88.00	345	feb/03	dez/42	(6)	-
	Campinas - Poços de Caldas	126.00	345	oct/72	dez/42	(6)	-
	Campos - Macaé 1	89.00	345	nov/01	dez/42	(6)	-
	Campos - Macaé 2	89.00	345	sept/02	dez/42	(6)	-
	Campos – Viana	199.00	345	dec/05	dez/42	(6)	-
	Campos – Vitória	224.00	345	sept/78	dez/42	(6)	-
	Corumbá - Brasília Sul	254.00	345	mar/97	dez/42	(6)	-
	Corumbá – Itumbiara	79.00	345	mar/97	dez/42	(6)	-
	Furnas - Estreito	112.00	345	feb/70	dez/42	(6)	-
	Furnas - Itutinga 1	198.00	345	mar/68	dez/42	(6)	-
	Furnas - Itutinga 2	199.00	345	dec/69	dez/42	(6)	-
	Furnas - Mascarenhas de Moraes	104.00	345	may/68	dez/42	(6)	-
	Furnas – Pimenta	66.00	345	mar/67	dez/42	(6)	-
	Furnas - Poços de Caldas 1	131.00	345	sept/63	dez/42	(6)	-
	Furnas - Poços de Caldas 2	131.00	345	apr/65	dez/42	(6)	-
	Guarulhos - Ibiúna 1	75.00	345	jun/90	dez/42	(6)	-
	Guarulhos - Ibiúna 2	75.00	345	jul/90	dez/42	(6)	-
	Guarulhos – Nordeste	35.00	345	mar/64	dez/42	(6)	-
	Guarulhos - Poços de Caldas 1	182.00	345	sept/63	dez/42	(6)	-
	Guarulhos - Poços de Caldas 2	184.00	345	nov/66	dez/42	(6)	-
	Ibiúna - Tijuco Preto 1	97.00	345	nov/83	dez/42	(6)	-
	Ibiúna - Tijuco Preto 2	97.00	345	jul/84	dez/42	(6)	-
	Itumbiara - Bandeirantes 1	180.00	345	jul/73	dez/42	(6)	-
	Itumbiara - Bandeirantes 2	180.00	345	jul/77	dez/42	(6)	-
	Itumbiara - Porto Colômbia	201.00	345	jun/73	dez/42	(6)	-
	L.C.Barreto - Estreito 1	24.00	345	mar/69	dez/42	(6)	-
	L.C.Barreto - Estreito 2	24.00	345	feb/70	dez/42	(6)	-
	L.C.Barreto - Poços de Caldas 1	198.00	345	nov/69	dez/42	(6)	-
	L.C.Barreto - Poços de Caldas 2	197.00	345	sept/70	dez/42	(6)	-
	L.C.Barreto - Volta Grande	112.00	345	jun/73	dez/42	(6)	-
	Macaé - Venda das Pedras	122.00	345	nov/01	dez/42	(6)	-
	Marimbondo - Porto Colômbia	77.00	345	oct/75	dez/42	(6)	-
	Mascarenhas de Moraes - Estreito	13.00	345	mar/69	dez/42	(6)	-
	Mogi das Cruzes – Atibaia	64.50	345	feb/71	dez/42	(6)	-
	Mogi das Cruzes – Nordeste	25.00	345	mar/64	dez/42	(6)	-
	Pimenta – Barreiro	198.00	345	mar/67	dez/42	(6)	-
	Poços de Caldas – Atibaia	142.50	345	feb/71	dez/42	(6)	-
	Porto Colômbia - Volta Grande	45.00	345	jun/73	dez/42	(6)	-
	Brasília Sul - Samambaia 1	13.50	345	feb/99	dez/42	(6)	-
	Brasília Sul - Samambaia 2	14.00	345	feb/99	dez/42	(6)	-
	Viana – Vitória	26.00	345	dec/05	dez/42	(6)	-
	Vitória - Padre Fialho	220.50	345	mar/05	dez/42	(6)	-
	Barro Alto – Niquelândia	87.00	230	oct/99	dez/42	(6)	-
	Brasília Geral - Brasília Sul 1	13.00	230	oct/72	dez/42	(6)	-
	Brasília Geral - Brasília Sul 2	13.00	230	nov/06	dez/42	(6)	-
	Barro Alto – Águas Lindas	102.00	230	mar/82	dez/42	(6)	-
	Brasília Sul - Águas Lindas	30.00	230	mar/82	dez/42	(6)	-
	Brasília Sul – Pirineus	107.00	230	sept/07	dez/42	(6)	-
	Itumbiara - Cachoeira Dourada	44.00	230	oct/73	dez/42	(6)	-
	Itumbiara - Rio Verde 1	208.00	230	jan/86	dez/42	(6)	-
	Itumbiara - Rio Verde 2	202.00	230	apr/92	dez/42	(6)	-
	Pirineus – Xavantes C1	40.00	230	nov/06	dez/42	(6)	-
	Rio Verde - Barra do Peixe 1	240.00	230	nov/87	dez/42	(6)	-
	Rio Verde - Barra do Peixe 2	240.00	230	feb/94	dez/42	(6)	-
	Rio Verde - Cachoeira Dourada 1	175.00	230	dec/86	dez/42	(6)	-
	Rio Verde – Rondonópolis	257.00	230	nov/82	dez/42	(6)	-
	Serra da Mesa - Niquelândia	105.00	230	oct/99	dez/42	(6)	-
	Adrianópolis - Cepel C1	1.50	138	apr/81	dez/42	(6)	-
	Adrianópolis - Cepel C2	1.50	138	apr/81	dez/42	(6)	-
	Adrianópolis - Magé C1	48.00	138	apr/73	dez/42	(6)	-
	Adrianópolis - Magé C2	48.00	138	jan/73	dez/42	(6)	-
	Alcântara - Adrianópolis 1	19.50	138	jul/76	dez/42	(6)	-
	Alcântara - Adrianópolis 2	20.00	138	dec/98	dez/42	(6)	-
	Alcântara - Adrianópolis 3	20.00	138	dec/98	dez/42	(6)	-
	Alcântara - Imbariê - Adrianópolis	19.50	138	may/75	dez/42	(6)	-
	Angra - Angra (Ampla)	34.00	138	apr/71	dez/42	(6)	-
	Angra - Jacuacanga	34.00	138	oct/77	dez/42	(6)	-
	Angra - Santa Cruz	96.00	138	oct/77	dez/42	(6)	-
	Cachoeira Paulista - Volta Redonda 1	105.00	138	nov/86	dez/42	(6)	-
	Cachoeira Paulista - Volta Redonda 2	105.00	138	jun/87	dez/42	(6)	-
	Campos - Cachoeiro do Itapemirim C1	106.00	138	feb/73	dez/42	(6)	-
	Campos - Cachoeiro do Itapemirim C2	106.00	138	feb/73	dez/42	(6)	-
	Campos – Iriri	97.00	138	aug/73	dez/42	(6)	-
	Campos - Rocha Leão	110.00	138	feb/73	dez/42	(6)	-
	Cocto Magalhães - Parque das Emas	80.50	138	jan/77	dez/42	(6)	-
	Iriri - Rocha Leão	13.00	138	aug/73	dez/42	(6)	-
	Jacarepaguá - Ari Franco	10.00	138	dec/67	dez/42	(6)	-
	Jacarepaguá – Cosmos	24.00	138	dec/67	dez/42	(6)	-
	Jacarepaguá - Mato Alto	16.00	138	sept/73	dez/42	(6)	-
	Jacarepaguá – Paciência	23.00	138	nov/72	dez/42	(6)	-
	Paciência – Palmares	5.00	138	nov/72	dez/42	(6)	-
	Jacarepaguá – ZIN	33.00	138	nov/72	dez/42	(6)	-
	Jacuacanga - Brisamar	44.00	138	oct/77	dez/42	(6)	-
	Muriqui - Angra (Ampla)	36.00	138	apr/71	dez/42	(6)	-
	Muriqui - Brisamar	20.00	138	apr/71	dez/42	(6)	-
	Mato Alto - Palmares	13.00	138	sept/73	dez/42	(6)	-
	Parque das Emas - Rio Claro	87.50	138	jan/77	dez/42	(6)	-
	Rio Verde - Cachoeira Dourada 2	174.00	138	aug/77	dez/42	(6)	-
	Rio Verde - Rio Claro	87.00	138	jan/77	dez/42	(6)	-
	Rocha Leão - Magé 1	108.00	138	jan/73	dez/42	(6)	-
	Rocha Leão - Magé 2	108.00	138	jan/73	dez/42	(6)	-
	Santa Cruz - Brisamar 1	20.00	138	oct/77	dez/42	(6)	-
	Santa Cruz - Brisamar 2	13.00	138	apr/71	dez/42	(6)	-
	Santa Cruz - Jacarepaguá	38.00	138	oct/72	dez/42	(6)	-
	Santa Cruz - Palmares 1	14.00	138	nov/72	dez/42	(6)	-
	Santa Cruz - Palmares 2	14.00	138	sept/73	dez/42	(6)	-
	Santa Cruz – ZIN	5.00	138	nov/72	dez/42	(6)	-
	Santa Cruz - ZIN - Ari Franco	31.00	138	dec/67	dez/42	(6)	-
	Santa Cruz - ZIN - Cosmos	17.00	138	dec/67	dez/42	(6)	-
	Imbariê São José C1	18.00	138	dec/98	dez/42	(6)	-
	Imbariê São José C2	18.00	138	dec/98	dez/42	(6)	-
	São José - Magé C1	46.00	138	jun/01	dez/42	(6)	-
	São José - Magé C2	46.00	138	jun/01	dez/42	(6)	-
	Campos Usina - Campos SE C1	1.00	138	jul/77	dez/42	(6)	-
	Campos Usina - Campos SE C2	1.00	138	jul/87	dez/42	(6)	-
	Eletrodo de Terra - Foz do Iguaçu 1	16.00	25	apr/85	dez/42	(6)	-
	Eletrodo de Terra - Foz do Iguaçu 2	15.00	25	aug/87	dez/42	(6)	-
	Eletrodo de Terra - Ibiúna 1	67.00	25	apr/85	dez/42	(6)	-
	Eletrodo de Terra - Ibiúna 2	67.00	25	aug/87	dez/42	(6)	-
Eletrosul	Areia/Bateias	220.30	525	jun/00	dez/42	11.61	IPCA
	Areia / Segredo	57.80	525	aug/92	dez/42	3.05	IPCA
	Areia / Gov. Bento Munhoz 1	10.70	525	sept/80	dez/42	1.37	IPCA
	Areia / Gov. Bento Munhoz 2	10.90	525	aug/81	dez/42
	Areia/Campos Novos	176.30	525	sept/82	dez/42	9.29	IPCA
	Areia/Curitiba	235.82	525	jun/00	dez/42	12.43	IPCA
	Areia/Ivaiporã	173.20	525	may/82	dez/42	9.13	IPCA
	Blumenau / /Curitiba	135.70	525	dec/83	dez/42	7.15	IPCA
	Campos Novos / Caxias	203.30	525	dec/01	dez/42	10.71	IPCA
	Campos Novos / Machadinho	50.30	525	jan/02	dez/42	2.65	IPCA
	Cascavel D'Oeste /Guaíra	126.20	525	apr/01	dez/42	2.78	IPCA
	Caxias / Gravataí	78.70	525	dec/01	dez/42	4.15	IPCA
	Caxias / Itá	256.00	525	feb/02	dez/42	13.49	IPCA
	Curitiba –Bateias	33.50	525	jun/00	dez/42	1.77	IPCA
	Gravataí – Nova Santa Rita	29.03	525	apr/06	dez/42	1.68	IPCA
	Itá – Nova Santa Rita	314.75	525	apr/06	dez/42	16.59	IPCA
	Itá / Machadinho	70.10	525	jan/02	dez/42	4.17	IPCA
	Itá / Salto Santiaug	186.80	525	sept/87	dez/42	9.84	IPCA
	Ivaiporã / Londrina	121.90	525	apr/88	dez/42	6.42	IPCA
	Ivaiporã / Salto Santiaug	165.55	525	may/82	dez/42	8.72	IPCA
	Ivaiporã Eletrosul / Ivaiporã Furnas 1	0.79	525	sept/82	dez/42	0.16	IPCA
	Ivaiporã Eletrosul / Ivaiporã Furnas 2	0.76	525	feb/92	dez/42
	Ivaiporã Eletrosul / Ivaiporã Furnas 3	0.76	525	jun/04	dez/42
	Salto Santiaug / Segredo	60.90	525	aug/92	dez/42	3.21	IPCA
	Salto Santiaug/SE Salto Santiaug 1, 2 e 3	2.10	525	aug/92	dez/42	0.09	IPCA
	Anastácio – Dourados	210.90	230	aug/94	dez/42	4.55	IPCA
	Areia / Ponta Grossa Norte	181.60	230	oct/76	dez/42	3.92	IPCA
	Areia / Salto Osório 1	156.27	230	jan/77	dez/42	6.74	IPCA
	Areia / Salto Osório 2	156.16	230	dec/76	dez/42
	Areia / São Mateus do Sul	129.00	230	jul/90	dez/42	2.78	IPCA
	Assis / Londrina Copel	114.30	230	mar/79	dez/42	2.47	IPCA
	Atlândida 2 / Osório 2	36.00	230	may/07	dez/42	0.97	IPCA
	Atlântida 2/Gravataí 3	100.17	230	apr/08	dez/42	2.16	IPCA
	Biguaçu – Gaspar	110.00	230	mar/15	dez/42	2.28	IPCA
	Biguaçu – Desterro (Continente)	56.58	230	dec/08	dez/42	1.22	IPCA
	Biguaçu –Jorge Lacerda B	129.50	230	oct/80	dez/42	2.80	IPCA
	Biguaçu –Palhoça	20.40	230	oct/08	dez/42	0.55	IPCA
	Blumenau – Itajaí 1	37.55	230	jan/02	dez/42	1.28	IPCA
	Blumenau – Itajaí 2	37.55	230	mar/02	dez/42
	Blumenau – Joinville	67.00	230	sept/79	dez/42	1.45	IPCA
	Blumenau – Joinville Norte	72.85	230	apr/79	dez/42	1.57	IPCA
	Campo Mourão / Apucarana	114.50	230	feb/76	dez/42	2.47	IPCA
	Campo Mourão /Maringá	79.90	230	feb/76	dez/42	1.72	IPCA
	Campo Mourão /Salto Osório 1	181.20	230	feb/76	dez/42	7.83	IPCA
	Campo Mourão /Salto Osório 2	181.30	230	may/76	dez/42
	Canoinhas /São Mateus do Sul	47.70	230	feb/88	dez/42	1.03	IPCA
	Cascavel /Cascavel D'Oeste	9.90	230	apr/01	dez/42	0.26	IPCA
	Caxias / Caxias 5	22.49	230	jun/09	dez/42	0.53	IPCA
	Curitiba /Joinville Norte	96.36	230	nov/76	dez/42	2.08	IPCA
	Curitiba /São Mateus do Sul	116.70	230	jul/90	dez/42	2.52	IPCA
	Curitiba –Joinville	99.70	230	jun/77	dez/42	2.15	IPCA
	Dourados –Guaíra	226.50	230	nov/91	dez/42	4.89	IPCA
	El Dorado / Guaíra	16.90	230	oct/82	dez/42	0.32	IPCA
	Farroupilha /Caxias 5	17.90	230	oct/05	dez/42	0.43	IPCA
	Farroupilha /Monte Claro	30.96	230	sept/04	dez/42	1.34	IPCA
	Farroupilha /Monte Claro2	31.00	230	sept/04	dez/42
	Monte Claro – Passo Fundo	211.50	230	sept/04	dez/42
	Gaspar/Palhoça	118.33	230	jan/84	dez/42	2.89	IPCA
	Gaspar/Blumenau	15.57	230	jan/84	dez/42
	Gaspar/Blumenau	15.00	230	mar/15	dez/42	0.24	IPCA
	Gravataí 3/Seccionamento LT Gravataí 2 - CIAG (2 x 3,2 km em CS)	6.40	230	nov/07	dez/42	0.06	IPCA
	Joinville – Joinville Norte	5.27	230	nov/76	dez/42	0.14	IPCA
	Joinville / Vega do Sul 1	44.10	230	nov/02	dez/42	1.50	IPCA
	Joinville / Vega do Sul 2	44.10	230	nov/02	dez/42
	Jorge Lacerda "B"/ Palhoça	120.60	230	aug/05	dez/42	2.60	IPCA
	Jorge Lacerda / Siderópolis 1	49.40	230	jun/79	dez/42	2.09	IPCA
	Jorge Lacerda / Siderópolis 2	47.30	230	aug/79	dez/42
	Jorge Lacerda A / Jorge Lacerda B 2	0.80	230	oct/07	dez/42	0.04	IPCA
	Jorge Lacerda A /Jorge Lacerda	0.80	230	dec/79	dez/42
	Jorge Lacerda B / Jorge Lacerda C 1	0.50	230	feb/97	dez/42	0.02	IPCA
	Jorge Lacerda B / Jorge Lacerda C 2	0.50	230	feb/97	dez/42
	Lajeado Grande / Caxias 5	65.60	230	oct/05	dez/42	1.42	IPCA
	Lajeado Grande / Forquilhinha	116.50	230	sept/03	dez/42	0.30	IPCA
	Londrina – Apucarana	40.40	230	apr/88	dez/42	0.87	IPCA
	Londrina Eletrosul / Londrina Copel	31.60	230	apr/88	dez/42	0.68	IPCA
	Londrina(Eletrosul) / Assis	156.50	230	may/05	dez/42	3.38	IPCA
	Londrina(Eletrosul) / Maringá	95.30	230	may/05	dez/42	2.06	IPCA
	Monte Claro – Nova Prata	19.90	230	sept/04	dez/42	1.20	IPCA
	Passo Fundo – Xanxerê 1	79.30	230	may/75	dez/42	3.42	IPCA
	Passo Fundo – Xanxerê 2	79.20	230	nov/79	dez/42
	Passo Fundo / Nova Prata 2	188.10	230	nov/92	dez/42	8.33	IPCA
	Passo Fundo / Passo Fundo 1	0.45	230	mar/73	dez/42	0.02	IPCA
	Passo Fundo / Passo Fundo 2	0.45	230	may/73	dez/42
	Salto Osório – Xanxerê	162.00	230	oct/75	dez/42	3.50	IPCA
	Salto Osório / Pato Branco	85.90	230	dec/79	dez/42	1.85	IPCA
	Salto Osório / Salto Osório (1 a 6)	2.28	230	nov/75	dez/42	0.05	IPCA
	Siderópolis / Forquilhinha	27.60	230	oct/11	dez/42	0.30	IPCA
	Xanxerê / Pato Branco	79.60	230	dec/79	dez/42	1.72	IPCA
	Anastácio / Aquidauana 1	11.10	138	nov/06	dez/42	0.31	IPCA
	Anastácio / Aquidauana 2	11.10	138	nov/06	dez/42
	Araquari/Joinville GM	19.20	138	may/12	dez/42	0.28	IPCA
	Biguaçu – Florianópolis	19.50	138	feb/02	dez/42	0.60	IPCA
	Biguaçu/ Florianópolis 2	19.50	138	oct/90	dez/42
	Biguaçu/Itajaí Fazenda	58.40	138	oct/90	dez/42	0.98	IPCA
	Biguaçu/Tijucas	27.28	138	feb/02	dez/42	0.51	IPCA
	Blumenau / Ilhota	40.20	138	oct/88	dez/42	0.77	IPCA
	Blumenau / Gaspar	29.00	138	sept/89	dez/42
	Campo Grande / Mimoso 1	108.30	138	oct/83	dez/42	4.61	IPCA
	Campo Grande / Mimoso 3	108.30	138	sept/83	dez/42
	Campo Grande / Mimoso 4	108.30	138	sept/83	dez/42
	Dourados das Nações / Ivinhema	94.70	138	dec/83	dez/42	0.25	IPCA
	Florianópolis / Palhoça 1	9.60	138	nov/83	dez/42	1.41	IPCA
	Florianópolis / Palhoça 2	9.60	138	nov/83	dez/42
	Ilhota – Picarras	14.80	138	apr/94	dez/42	0.28	IPCA
	Ilhota / Itajaí 1	7.89	138	mar/02	dez/42	0.15	IPCA
	Ilhota / Itajaí 2	7.89	138	jan/02	dez/42
	Ilhota/Araquari Hyosung	47.65	138	sept/11	dez/42	0.71	IPCA
	Ilhota/Gaspar	11.20	138	oct/88	dez/42	0.21	IPCA
	Itajaí / Camboriú Morro do Boi	13.31	138	feb/02	dez/42	0.27	IPCA
	Itajaí / Itajaí Fazenda	5.35	138	mar/02	dez/42	0.10	IPCA
	Ivinhema / Ivinhema2	30.00	138	mar/82	jan/44	0.36	IPCA
	Ivinhema2 / Nova Andradina	27.09	138	mar/82	dez/42	0.31	IPCA
	Nova Andradina / Porto Primavera	33.91	138	mar/82	dez/42	0.68	IPCA
	Joinville / Joinville Santa Catarina	10.00	138	oct/99	dez/42	0.21	IPCA
	Joinville Santa Catarina / Picarras	49.00	138	oct/99	dez/42	0.95	IPCA
	Joinville/Joinville GM	8.63	138	may/12	dez/42	0.19	IPCA
	Jorge Lacerda A / Imbituba	45.70	138	oct/80	dez/42	0.87	IPCA
	Jorge Lacerda A / Palhoça	108.60	138	oct/83	dez/42	2.07	IPCA
	Jupiá – Mimoso 1	218.70	138	feb/92	dez/42	4.17	IPCA
	Jupiá – Mimoso 3	218.70	138	jan/82	dez/42	2.57	IPCA
	Jupiá – Mimoso 4	218.70	138	jan/82	dez/42	2.57	IPCA
	Palhoça/Palhoça Pinheira	21.66	138	mar/82	dez/42	0.35	IPCA
	Palhoça Pinheira/Imbituba	52.34	138	mar/82	dez/42	0.96	IPCA
	Tijucas/Camboríu Morro do Boi	23.13	138	feb/02	dez/42	0.45	IPCA
	Salto Osório / Salto Santiaug	56.20	69	oct/78	dez/42	-	IPCA

(1) Last readjust on 7/01/2016

(2) Lines in Isolated System

(3) Exclusive use of Generating Eletronorte.

(4) The line has not yet been transferred to Eletronorte

(5) These Transmission Lines are part of Concession Agreement No. 061/2001 which also include the substations listed below. The amount of active RAP related to this agreement, adjusted on 07/17/2016, is R $ 833,863,957.06.

(6) These Transmission Lines are part of Concession Agreement No. 062/2001 which also include the substations listed below. The amount of active RAP related to this agreement, readjusted on 06/01/2016, is R $ 983,043,089.94.

Marketletter 4Q16

VII.4 Substation

V.4.1 Substation  - Eneterprises renewed in terms of 12,783/13 Law

Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR on 12.31.16 (R$ million)(1)	Readjustment Index
Eletronorte	Altamira	180,3	PA	jun/98	dez/42	2,70	9,40%
	Cametá	23,6	PA	ago/98	dez/42	0,53	9,40%
	Carajás	0,3	PA	nov/06	dez/42	0,95	9,40%
	Castanhal	-	0	jan/00	jan/00	0,37	9,40%
	Guamá	454,0	PA	dez/81	dez/42	3,27	9,40%
	Marabá	1.063,8	PA	out/81	dez/42	13,64	9,40%
	Miramar	-	0	jan/00	jan/00	0,22	9,40%
	Rurópolis	300,6	PA	dez/98	dez/42	3,93	9,40%
	Santa Maria	600,2	PA	set/95	dez/42	4,57	9,40%
	Tucuruí	969,0	PA	out/81	dez/42	22,23	9,40%
	Transamazônica	60,3	PA	dez/98	dez/42	0,78	9,40%
	Tucuruí-Vila	58,4	PA	jun/99	dez/42	0,94	9,40%
	Utinga	602,0	PA	dez/81	dez/42	4,30	9,40%
	Vila do Conde	3.817,4	PA	dez/81	dez/42	24,51	9,40%
	Integradora	-	PA	jul/13	dez/42	0,47	9,40%
	São Luis I	401,7	MA	dez/82	dez/42	4,69	9,40%
	São Luis II	2.829,0	MA	dez/82	dez/42	28,58	9,40%
	Miranda II	500,6	MA	jun/98	dez/42	5,77	9,40%
	Peritoró	300,1	MA	dez/82	dez/42	3,79	9,40%
	Presidente Dutra	721,0	MA	dez/82	dez/42	16,33	9,40%
	Coelho Neto	130,0	MA	jan/00	dez/42	1,35	9,40%
	Imperatriz	1.842,2	MA	dez/82	dez/42	19,13	9,40%
	Porto Franco	399,5	MA	fev/94	dez/42	4,09	9,40%
	Colinas	1,5	TO	mar/99	dez/42	2,82	9,40%
	Miracema	362,5	TO	mar/99	dez/42	9,11	9,40%
	Barra do peixe	150,6	MT	nov/93	dez/42	6,21	9,40%
	Cocto Magalhães	15,1	MT	out/81	dez/42	0,97	9,40%
	Coxipó	571,2	MT	jul/87	dez/42	7,55	9,40%
	Jauru	600,5	MT	jun/03	dez/42	2,29	9,40%
	Nobres	-	0	jan/00	jan/00	0,38	9,40%
	Nova Mutum	60,6	MT	set/96	dez/42	1,03	9,40%
	Rondonopolis	400,9	MT	jul/83	dez/42	6,64	0,09
	Sinop	356,0	MT	set/96	dez/42	5,27	0,09
	Sorriso	60,6	MT	set/96	dez/42	1,28	9,40%
	Epitaciolândia	22,1	AC	mar/08	dez/42	(2)	(2)
	Sena Madureira	18,8	AC	out/08	dez/42	(2)	(2)
	Rio Branco	423,0	AC	nov/12	dez/42	6,11	9,40%
	Ariquemes	120,3	RO	ago/94	dez/42	1,42	9,40%
	Ji-Paraná	380,6	RO	set/94	dez/42	5,85	9,40%
	Porto Velho	525,6	RO	jul/89	dez/42	3,38	9,40%
	Abunã	110,6	RO	mai/02	dez/42	2,26	9,40%
	Samuel	0,3	RO	jul/89	dez/42	0,39	9,40%
	Pimenta Bueno	110,6	RO	jun/08	dez/42	3,65	0,09
	Vilhena	120,6	RO	out/08	dez/42	3,89	0,09
	Jaru	90,2	RO	set/97	dez/42	1,90	0,09
	Coaracy Nunes	40,1	AP	nov/75	dez/42	(2)	(2)
	Portuária	20,0	AP	abr/96	dez/42	(2)	(2)
	Amapá	10,1	AP	dez/01	dez/42	(2)	(2)
	Tartarugalzinho	40,2	AP	jun/00	dez/42	(2)	(2)
	Calçoene	10,1	AP	mai/02	dez/42	(2)	(2)
	Santana	120,5	AP	out/75	dez/42	(2)	(2)
	Santa Rita	80,0	AP	dez/07	dez/42	(2)	(2)
	Equatorial	80,0	AP	ago/00	dez/42	(2)	(2)
	Macapá II	53,4	AP	nov/96	dez/42	(2)	(2)
	Boa Vista	301,7	RR	jul/01	dez/42	1,00	-
Chesf	SS Elev. Usina Apolonio Sales	480,0	AL	fev/77	dez/42	(5)	-
	SS Elev. Usina Luiz Gonzaga	1.665,0	PE	mai/88	dez/42	(5)	-
	SS Elev. Usina Paulo Afonso I	202,5	BA	jan/55	dez/42	(5)	-
	SS Elev. Usina Paulo Afonso II	495,0	BA	jan/62	dez/42	(5)	-
	SS Elev. Usina Paulo Afonso III	960,0	BA	jan/71	dez/42	(5)	-
	SS Elev. Usina Paulo Afonso IV	2.700,0	BA	nov/79	dez/42	(5)	-
	SS Elev. Usina Xingó	3.330,0	SE	nov/94	dez/42	(5)	-
	SS Elev. Usina de Araras	5,0	CE	fev/60	dez/42	(5)	-
	SS Elev. Usina B. Esperança	280,0	PI	mar/70	dez/42	(5)	-
	SS Elev. Usina de Funil	43,2	BA	jan/59	dez/42	(5)	-
	SS Elev. Usina de Pedra	27,0	BA	nov/78	dez/42	(5)	-
	SS Pau Ferro	301,0	PE	ago/02	dez/42	(5)	-
	SS Paraiso	200,0	RN	fev/04	dez/42	(5)	-
	SS Bom Nome	388,0	PE	out/63	dez/42	(5)	-
	SS Irecê	229,0	BA	set/81	dez/42	(5)	-
	SS Milagres	2.120,0	CE	jan/64	dez/42	(5)	-
	SS Mirueira	401,0	PE	ago/78	dez/42	(5)	-
	SS Moxotó	20,0	BA	jan/72	dez/42	(5)	-
	SS Mulungú	10,0	BA	mai/75	dez/42	(5)	-
	SS Pilões II	-	PB	out/12	dez/42	(5)	-
	SS Coteminas	-	PB	dez/09	dez/42	(5)	-
	SS Brotas de Macaubas	-	BA	jul/12	dez/42	(5)	-
	SS Tacaratu (4)	-	PE	dez/14	dez/42	(5)	-
	SS Quixerê (4)	-	CE	nov/14	dez/42	(5)	-
	SS Campo Formoso	-	BA	dez/15	dez/42	(5)	-
	SS Jaguarari	-	BA	jan/80	dez/42	(5)	-
	SS Sapeaçu (3)	-	BA	mai/03	dez/42	(5)	-
	SS Sobradinho	900,0	BA	out/79	dez/42	(5)	-
	SS Sobral II	400,0	CE	nov/73	dez/42	(5)	-
	SS Tacaimbó	301,0	PE	jun/85	dez/42	(5)	-
	SS Cícero Dantas	101,0	BA	mai/56	dez/42	(5)	-
	SS Açu II	378,0	RN	nov/89	dez/42	(5)	-
	SS Angelim	310,0	PE	jan/56	dez/42	(5)	-
	SS Angelim II	-	PE	jan/80	dez/42	(5)	-
	SS Bongi	530,0	PE	mai/56	dez/42	(5)	-
	SS Campina Grande II	410,0	PB	mai/64	dez/42	(5)	-
	SS Itapebi	-	BA	jan/03	dez/42	(5)	-
	SS Funil	550,0	BA	jan/56	dez/42	(5)	-
	SS SSnhor Do Bonfim II	433,3	BA	mai/81	dez/42	(5)	-
	SS Eunápolis	400,0	BA	set/98	dez/42	(5)	-
	SS Picos	173,0	PI	jul/92	dez/42	(5)	-
	SS Modelo Reduzido	12,5	BA	jan/67	dez/42	(5)	-
	SS Mossoró II	400,0	RN	jan/77	dez/42	(5)	-
	SS Barreiras	401,0	BA	jun/96	dez/42	(5)	-
	SS Sto. Antonio de Jesus	301,0	BA	mar/97	dez/42	(5)	-
	SS Icó	200,0	CE	mai/97	dez/42	(5)	-
	SS Mussuré II	401,0	PB	mar/79	dez/42	(5)	-
	SS Paulo Afonso	-	AL	mar/74	dez/42	(5)	-
	SS Penedo	302,0	AL	mai/97	dez/42	(5)	-
	SS Cauípe	201,0	CE	mar/01	dez/42	(5)	-
	SS Pici II	400,0	CE	mai/05	dez/42	(5)	-
	SS Piripiri	330,0	PI	ago/73	dez/42	(5)	-
	SS Pituaçu	402,0	BA	mar/83	dez/42	(5)	-
	SS Santa Cruz II	100,0	RN	mar/63	dez/42	(5)	-
	SS Banabuiú	121,0	CE	jan/64	dez/42	(5)	-
	SS Currais Novos II	103,0	RN	nov/75	dez/42	(5)	-
	SS Santana dos Matos II	50,0	RN	nov/75	dez/42	(5)	-
	SS Coremas	300,0	PB	dez/90	dez/42	(5)	-
	SS Fortaleza	405,0	CE	jan/64	dez/42	(5)	-
	SS Joairam	451,0	PE	jul/06	dez/42	(5)	-
	SS Juazeiro da Bahia II	402,0	BA	abr/81	dez/42	(5)	-
	SS Matatu	380,0	BA	jan/65	dez/42	(5)	-
	SS Natal II	401,0	RN	jan/79	dez/42	(5)	-
	SS Itabaianinha	240,0	SE	fev/96	dez/42	(5)	-
	SS Pirapama II	400,0	PE	fev/72	dez/42	(5)	-
	SS Russas II	300,0	CE	nov/82	dez/42	(5)	-
	SS Elizeu Martins	101,0	PI	jan/06	dez/42	(5)	-
	SS Boa Esperança 230 Kv	127,0	PI	mar/70	dez/42	(5)	-
	SS Boa Esperança 500 Kv	300,0	PI	nov/80	dez/42	(5)	-
	SS Xingó 500 Kv	-	SE	nov/94	dez/42	(5)	-
	SS Paulo Afonso IV	1.200,0	AL	jan/79	dez/42	(5)	-
	SS Recife II	2.410,0	PE	jan/79	dez/42	(5)	-
	SS S. João do Piaui	418,0	PI	nov/80	dez/42	(5)	-
	SS Zebu	38,0	AL	nov/76	dez/42	(5)	-
	SS Abaixadora	110,0	BA	out/67	dez/42	(5)	-
	SS Bom Jesus da Lapa	162,0	BA	set/81	dez/42	(5)	-
	SS Gov. Mangabeira	200,0	BA	mar/60	dez/42	(5)	-
	SS Quixadá	-	CE	jul/03	dez/42	(5)	-
	SS Jacaracanga	301,0	BA	jan/82	dez/42	(5)	-
	SS Ribeirão	400,0	PE	out/94	dez/42	(5)	-
	SS Rio Largo II	301,0	AL	dez/62	dez/42	(5)	-
	SS Messias	1.201,0	AL	nov/94	dez/42	(5)	-
	SS Camaçari II	2.605,0	BA	jan/79	dez/42	(5)	-
	SS Catu	300,0	BA	mai/56	dez/42	(5)	-
	SS Cotegipe	302,0	BA	jan/56	dez/42	(5)	-
	SS Teresina	590,0	PI	abr/70	dez/42	(5)	-
	SS Fortaleza II	1.800,0	CE	mai/00	dez/42	(5)	-
	SS Goianinha	300,0	PE	jan/61	dez/42	(5)	-
	SS Teresina II	900,0	PI	mai/00	dez/42	(5)	-
	SS Delmiro Gouveia	401,0	CE	jun/89	dez/42	(5)	-
	SS Maceió	400,0	AL	set/02	dez/42	(5)	-
	SS Itabaiana	223,0	SE	mai/57	dez/42	(5)	-
	SS Itaparica	10,0	PE	jan/83	dez/42	(5)	-
	SS Jardim	1.601,0	SE	ago/79	dez/42	(5)	-
	SS Sobral III	1.200,0	CE	abr/00	dez/42	(5)	-
	SS Xingó 69 Kv	12,5	SE	jan/87	dez/42	(5)	-
	SS Olindina	40,0	BA	abr/80	dez/42	(5)	-
	SS Luiz Gonzaga 500kv	-	PE	mai/88	dez/42	(5)	-
	SS Floresta II (4)	-	PE	out/14	-	(5)	-
Furnas (7)	Adrianópolis	3.290,0	RJ	nov/70	dez/42	(6)	-
	Angra	974,6	RJ	abr/71	dez/42	(6)	-
	Araraquara	-	SP	abr/76	dez/42	(6)	-
	Bandeirantes	1.433,3	GO	out/72	dez/42	(6)	-
	Barro Alto	183,0	GO	mar/82	dez/42	(6)	-
	Brasília Geral	300,0	DF	fev/60	dez/42	(6)	-
	Brasília Sul	2.094,2	DF	mar/73	dez/42	(6)	-
	Cachoeira Paulista	583,3	SP	out/76	dez/42	(6)	-
	Campinas	1.970,0	SP	set/72	dez/42	(6)	-
	Campos	1.283,3	RJ	fev/73	dez/42	(6)	-
	Foz do Iguaçu	15.968,0	PR	dez/82	dez/42	(6)	-
	Grajaú	2.800,0	RJ	dez/79	dez/42	(6)	-
	Guarulhos	-	SP	set/63	dez/42	(6)	-
	Gurupi	-	TO	mar/99	dez/42	(6)	-
	Ibiúna	12.050,4	SP	abr/84	dez/42	(6)	-
	Imbariê	-	RJ	out/68	dez/42	(6)	-
	Iriri	-	RJ	out/09	dez/42	(6)	-
	Itabera	-	SP	set/82	dez/42	(6)	-
	Itutinga	-	MG	abr/67	dez/42	(6)	-
	Ivaiporã	10.956,0	PR	out/82	dez/42	(6)	-
	Jacarepaguá	1.350,0	RJ	dez/67	dez/42	(6)	-
	Macaé	-	RJ	nov/01	dez/42	(6)	-
	Mogi das Cruzes	1.166,7	SP	mar/64	dez/42	(6)	-
	Niquelândia	-	GO	out/99	dez/42	(6)	-
	Pirineus	-	GO	nov/06	dez/42	(6)	-
	Poços de Caldas	1.846,7	MG	set/63	dez/42	(6)	-
	Resende	-	RJ	abr/09	dez/42	(6)	-
	Rio Verde	333,3	GO	dez/75	dez/42	(6)	-
	Rocha Leão	-	RJ	dez/72	dez/42	(6)	-
	Samambaia	4.250,0	DF	mar/98	dez/42	(6)	-
	São José	2.600,0	RJ	ago/91	dez/42	(6)	-
	Tijuco Preto	17.014,7	SP	set/82	dez/42	(6)	-
	Viana	750,0	ES	dez/05	dez/42	(6)	-
	Vitória	969,2	ES	nov/78	dez/42	(6)	-
	Corumbá	556,0	GO	mar/97	dez/42	(6)	-
	Funil	300,0	RJ	dez/69	dez/42	(6)	-
	Furnas	1.399,2	MG	set/63	dez/42	(6)	-
	Luiz C. Barreto	1.333,3	SP	mar/69	dez/42	(6)	-
	Marimbondo	2.393,3	MG	ago/75	dez/42	(6)	-
	Porto Colômbia	425,0	MG	jul/73	dez/42	(6)	-
	SS Barreiro / Cemig	350,0	MG	jan/63	dez/42	(6)	-
	SS Ouro Preto / Cemig	533,3	MG	fev/04	dez/42	(6)	-
	HPU Água Vermelha / AES Rio Grande	1.000,0	MG	jan/02	dez/42	(6)	-
	HPU Cachoeira Dourada / Celg	160,0	GO	jan/86	dez/42	(6)	-
	Margem Direita (HPU Itaipu) / Ande	7,0	Hernandarias/Paraguai	abr/83	dez/42	(6)	-
Eletrosul	Alegrete	83,0	RS	mai/71	dez/42	2,43	IPCA
	Anastácio	150,0	MS	ago/94	dez/42	2,34	IPCA
	Areia	672,0	PR	ago/80	dez/42	14,04	IPCA
	Assis (8)	336,0	SP	mar/79	dez/42	3,73	IPCA
	Atlântida 2	249,0	RS	mai/07	dez/42	3,58	IPCA
	Biguaçu	300,0	SC	abr/08	dez/42	4,89	IPCA
	Blumenau	1.962,0	SC	abr/79	dez/42	18,90	IPCA
	Campos Novos	2.466,0	SC	set/82	dez/42	21,92	IPCA
	Canoinhas	375,0	SC	fev/88	dez/42	3,27	IPCA
	Caxias	2.016,0	RS	dez/01	dez/42	17,54	IPCA
	Caxias 5 (8)	215,0	RS	jun/05	dez/42	4,31	IPCA
	Charqueadas	88,0	RS	jan/72	dez/42	3,21	IPCA
	Curitiba	1.344,0	PR	out/80	dez/42	15,72	IPCA
	Desterro	150,0	SC	dez/08	dez/42	2,32	IPCA
	Dourados	300,0	MS	nov/87	dez/42	5,06	IPCA
	Farroupilha	88,0	RS	jun/73	dez/42	4,24	IPCA
	Florianópolis	75,0	SC	dez/74	dez/42	2,45	IPCA
	Gravataí	2.016,0	RS	set/82	dez/42	16,93	IPCA
	Gravataí 3	165,0	RS	nov/07	dez/42	3,09	IPCA
	Ilhota	100,0	SC	dez/76	dez/42	5,10	IPCA
	Itajaí	450,0	SC	jan/02	dez/42	5,56	IPCA
	Joinville	691,0	SC	nov/74	dez/42	9,73	IPCA
	Joinville Norte	300,0	SC	jun/09	dez/42	4,19	IPCA
	Jorge Lacerda "A"	399,8	SC	jun/73	dez/42	7,06	IPCA
	Londrina	1.344,0	PR	abr/88	dez/42	11,15	IPCA
	Nova Santa Rita	2.016,0	RS	ago/09	dez/42	16,25	IPCA
	Palhoça	384,0	SC	jan/84	dez/42	6,99	IPCA
	Passo Fundo	168,0	RS	nov/92	dez/42	5,38	IPCA
	Salto Osório	33,3	PR	out/75	dez/42	3,61	IPCA
	Salto Santiaug	15,0	PR	nov/80	dez/42	6,21	IPCA
	Santo Ângelo	1.344,0	RS	dez/99	dez/42	15,82	IPCA
	Siderópolis	352,0	SC	abr/75	dez/42	4,61	IPCA
	Tapera 2	166,0	RS	mar/05	dez/42	2,18	IPCA
	Xanxerê	600,0	SC	jun/83	dez/42	5,30	IPCA
(1) Last readjustment on 07/01/2016
(2) Substation in Isolated System.
(3) Substations belonging to third parties in which Chesf has its own equipment installed with at least one line input.
4) Substations transferred to Chesf by donation by accessory, according to contractual clause between ANEEL and the agents that needed to build these facilities.

5) These Substations are part of Concession Agreement No. 061/2001 which also include the Transmission Lines listed above. The amount of active RAP related to this agreement, adjusted on 07/17/2016, is R $ 833,863,957.06.

(6) These Substations are part of Concession Agreement No. 062/2001 which also include the Transmission Lines listed above. The amount of active RAP related to this agreement, readjusted on 06/01/2016, is R $ 983,043,089.94.

(7) Total Transformation Capacity (Total MVA) = Capacity in operation + Capacity in reserve + Capacity in revision.
(8) Transformers installed in third-party substations.

V.4.2 Substation – Enterprises not renewed in terms of 12,783/13 Law

Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR on 12.31.16 (R$ Million)(1)	Readjustment Index
Eletronorte	Ribeiro Gonçalves	650.0	MA	dec/11	jan/39	5,58	9.32%
	Balsas	200.0	MA	dec/11	jan/39	1,67	9.32%
	São Luis III	300.3	MA	may/10	mar/38	4,42	9.32%
	Miranda II (ATR1)	450.0	MA	nov/10	jan/39	10,14	9.32%
	Lucas do Rio Verde	75.0	MT	apr/13	jun/41	2,55	-3.75%
	Nobres	200.0	MT	sept/13	dec/41	2,05	9.32%
	Tucuruí	300.0	PA	dec/14	dec/41	2,24	9.32%
	Lechuga	450.0	AM	mar/15	may/42	7,38	9.32%
	Coletora Porto Velho	5438.4	RO	mar/13	feb/39	69,32	9.32%
	Miramar	600.0	PA	apr/16	apr/46	4,19	9.32%
	Araraquara (inversora)	3505.2	SP	mar/13	feb/39	112,65	9.32%
	Ji-Paraná	0.0	RO	jan/00	jan/00	0,64	9.32%
	Porto Velho (retificadora)	0.0	RO	mar/13	feb/39	118,90	9.32%
	Rio Branco (EX RBTE)	0.0	AC	jan/00	jan/00	5,15	9.32%
Chesf	SS Elev. Usina de Curemas	5.0	PB	jan/68	nov/24	-	-
	SS Elev. Usina Term. Camaçari	400.0	BA	sept/78	aug/27	-	-
	SS Elev. Usina de Sobradinho	1200.0	BA	oct/79	feb/22	-	-
	SS Tauá II	202.0	CE	dec/07	mar/35	(4)	(4)
	SS Ibicoara (2)	410.0	BA	jan/11	jun/37	(4)	(4)
	SS Santa Rita II	450.0	PB	jul/12	aug/39	(4)	(4)
	SS Suape III	300.0	PE	jul/12	jan/39	(4)	(4)
	SS Natal III	300.0	RN	aug/12	aug/39	(4)	(4)
	SS Zebu II	200.0	AL	jul/12	aug/39	(4)	(4)
	SS Brumado (2)	-	BA	aug/10	jun/37	(4)	(4)
	SS Camaçari IV	2400.0	BA	nov/12	jul/40	9.72	9.32%
	SS Suape II	1200.0	PE	dec/12	jan/39	(4)	(4)
	SS Arapiraca III	200.0	AL	jun/13	oct/40	7.24	9.32%
	SS Extremoz II	150.0	RN	feb/14	nov/40	(4)	(4)
	SS João Câmara	360.0	RN	feb/14	nov/40	(4)	(4)
	SS Acaraú	200.0	CE	apr/14	nov/40	(4)	(4)
	SS Igaporã	450.0	BA	jun/14	nov/40	(4)	(4)
	SS Aquiraz II (2)	-	CE	dec/13	-	(4)	(4)
	SS Pecém II (2)	-	CE	oct/13	-	(4)	(4)
	SS Ceará Mirim II (2)	-	RN	sept/14	-	(4)	(4)
	SS Bom Jesus da Lapa II (2)	-	BA	dec/15	nov/40	(4)	(4)
	SS Igaporã III	750.0	BA	dec/15	jun/42	(4)	(4)
	SS Pindaí II	300.0	BA	dec/15	jun/42	(4)	(4)
	SS Campina Grande III (2)	-	PB	dec/15	oct/41	(4)	(4)
	SS Garanhuns II (2)	-	PE	dec/15	dec/41	(4)	(4)
	SS Lauga Nova II	450.0	RN	dec/15	oct/41	3.45	9.32%
	SS Mirueira II	300.0	PE	apr/16	jun/42	(4)	(4)
	SS Polo	100.0	BA	apr/16	oct/40	1.31	9.32%
	SS Ibiapina II (3)	200.0	CE	sept/16	aug/41	3.56	9.32%
Furnas (9)	Zona Oeste	1200.0	RJ	dec/14	may/42	9.52	IPCA
	Batalha	90.0	MG	aug/06	aug/41	(7)	-
	Campos	186.0	RJ	dec/68	jul/27	(7)	-
	Itumbiara	5075.0	MG	mar/73	feb/20	(7)	-
	Manso	312.5	MT	nov/00	feb/35	(7)	-
	Mascarenhas de Moraes	1650.7	MG	dec/56	oct/23	(7)	-
	Santa Cruz (5)	1544.0	RJ	jun/67	jul/15	(7)	-
	São Gonçalo	42.5	RJ	jul/77	(6)	(7)	-
	Serra da Mesa	1576.4	GO	mar/98	nov/39	(7)	-
	Simplício	497.5	RJ	aug/06	aug/41	(7)	-
Eletrosul	Foz do Chapecó	150.0	RS	dec/12	jun/41	3.9	IPCA
	Missões	150.0	RS	nov/10	jan/39	5.2	IPCA
	Biguaçu	1344.0	SC	apr/08	mar/35	28.9	IPCA
	Concession 010/2005 – entry of lines/reactor inputs/capacitor bank / other substation equipment	-	SC	Diversos	mar/35	10.4	IPCA
	Caxias 6	330.0	RS	aug/12	oct/40	4.1	IPCA
	Ijuí 2	166.0	RS	apr/13	oct/40	3.4	IPCA
	Lajeado Grande	75.0	RS	nov/12	oct/40	1.7	IPCA
	Lajeado Grande - expansion	75.0	RS	sept/16	oct/40	0.0	IPCA
	Nova Petrópolis 2	83.00	RS	nov/12	oct/40	2.4	IPCA
	Concession 012/2010 - Line inputs at substations	0.0	RS	jul/13	oct/40	1.0	IPCA
	Frequency Converter Uruguaiana	109.7	RS	sept/94	jul/21	9.6	IPCA
	Ivinhema 2 (8)	300.0	MS	jan/16	jan/44	3.2	IPCA
	Biguaçu –expansion	300.0	SC	oct/12	dec/42	4.1	IPCA
	Itajaí – expansion	150.0	RS	dec/13	dec/42	1.0	IPCA
	Joinville Norte - expansion	150.0	SC	sept/13	dec/42	4.5	IPCA
	Joinville Norte – 2nd expansion	150.0	SC	aug/16	dec/42	0.0	IPCA
	Nova Santa Rita –expansion	672.0	RS	dec/13	dec/42	6.8	IPCA
	Tapera 2 - expansion	83.0	RS	nov/12	dec/42	1.9	IPCA
	Desterro - Expansion	150.00	SC	jul/16	dec/42	0.0	IPCA
( (1) Last reajust n 07/01/2016 (1) Last readjustment on 07/01/2016
(2) Substations belonging to SPEs in which Chesf has its own equipment installed with at least one line input.
(3) Although energized, the reported revenue of SE Ibiapina is still foreseen since it has not yet entered commercial operation.
(4) The AAR of these SSs is informed jointly with that of the TLs, according to concession contract.
(5) Affected, but not yet extended.
(6) Extension denied.
(7) These facilities are not part of the Furnas transmission contracts.
(8) Transformers installed in third-party substations.
(9) Total Transformation Capacity (Total MVA) = Operating Capacity + Reserve Capacity + Capacity under review.

VIII.Distribution Data

VIII.1 Distribution Data

Company	Extension of Distribution Lines (Km)	Number of Customers	Number of Municipalities Assisted	Substations
ED Acre	20,071	254,200	22	15
ED Alaugas	42,744	1,117,108	102	40
ED Amazonas Energia	47,932	945,179	62	24
ED Piauí	90,839	1,227,333	244	84
ED Rondônia	57,885	609,080	52	60
ED Roraima	3,663	112,180	1	3

VIII.2 Energy Sold – MWh

Companies	1Q16	2Q16	3Q16	4Q16
ED Acre	243,983	239,089	245,538	256,580
ED Alagoas	872,817	805,717	780,206	901,851
ED Amazonas Energia	1,503,876	1,460,731	1,541,332	1,504,871
ED Piauí	765,182	811,192	854,653	914,530
ED Rondônia	717,507	711,682	742,003	749,335
ED Roraima	200,319	190,045	200,564	266,781
Total	4,303,683	4,218,457	4,364,296	4,593,949

VIII.2.1 Energy Sold by class of consumers

Distribution to	1Q16		2Q16		3Q16		4Q16
	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Captive Market
Residential	39,347.70	1,765.171	36,223.80	1,713,207	40,610.80	1,757,759	50,800.80	1,844,219
Industrial	1,838.60	676,641	1,742.10	656,102	1,943.40	665,244	1,928.30	557,753
Commercial, services and others activities	15,503.40	955,607	14,854.00	945,893	17,784.70	939,715	19,945.20	912,847
Rural	994.3	201,302	929	166,159	824.9	181,984	1,153.70	224,153
Public Utilities	5,748.40	342,064	5,575.20	367,018	6,875.40	356,163	7,442.20	362,039
Public Ilumination	1,536.80	187,452	1,608.90	193,130	4,558.60	204,411	2,099.50	197,722
Public service	1,131.00	161,953	1,068.00	163,897	1,232.70	162,894	1,361.70	149,621
Own Consumption	62.7	8,777	56.2	7,934	71.7	9,270	79.9	44,652
Others	126.8	59.583	27	53.716	46.5	53.992	39.9	61.766
Captive TotalCaptive Total	66,289.70	4,358,551	62,084.30	4,267,056	73,948.80	4,331,432	84,851.20	4,354,772
Free Costumer
Residential	0,4	5.219	0,4	6.626	1.7	11,872	1,9	19.639
Industrial	3,5	47.893	3,8	50.010	4	46,600	3,3	47.493
Commercial, services and others activities	0,5	4.643	0,5	4.668	1	8,369	1,6	13.560
ED Amazonas Energia (1)	-	-	-	674	281.42	67,998	n/d	158.485
Free Costumer Total	4,4	57,755.00	4,7	61,978.00	288.1	134,839.00	6,7	239.177,40
(1) ED Amazonas Energia does not make free customer separation by class.

VIII.3 Energy purchased for resale

Company	Buyer	1Q16		2Q16		3Q16		4Q16
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
ED Acre	Sistema Eletrobras	145,78	243.429,00	100,00	239.089	103,00	243.258	108,00	247.918
	Outros	-	-	-	-	-	-	-	-
ED Alagoas	Sistema Eletrobras	56,30	262.812	71,05	258.143	39,00	255.124	64,20	263.157
	Outros	231,90	1.051.246	113,70	1.032.570	172,70	1.020.493	165,40	1.052.624
ED Amazonas Energia	Sistema Eletrobras	86.90	2.067.005	118.10	2.067.880	110.30	2.249.102	202.60	2.180.154
	Outros	133,36	511.184	159.70	496.549	156,76	500.223	244.40	504.455
ED Piauí	Sistema Eletrobras	53,78	380.422	54,20	384.602	54,16	384.602	56,11	441.642
	Outros	188,33	762.631	185,22	848.869	166,42	955.308	169,15	1.002.983
ED Rondônia	Sistema Eletrobras	34,53	188.340	51,36	206.632	42,06	206.632	7,05	207.093
	Outros	181,65	990.742	270,20	1.086.963	221,28	1.086.963	130,95	906.456
ED Roraima	Sistema Eletrobras	58,29	261.740	55,13	247.561	56,09	251.873	62,63	265.861
	Outros	46,97	38.822	46,60	23.172	57,95	23.764	49,05	43.038
CELG D	Sistema Eletrobras	207,99	1.000.535	204,29	1.028.206	224,91	1.061.775	199,53	1.035.335
	Outros	380,00	2.590.376	383,81	2.849.629	430,61	3.110.124	435,02	2.912.490

VIII.4 Network Expansion – number of new connections

Company	1Q16	2Q16	3Q16	4Q16	2016
ED Acre	489	1.274	2.052	2.055	5.870
ED Alagoas	10.301	32.513	24.238	4.790	71.842
ED Amazonas Energia	11.328	9.745	9.189	8.027	38.289
ED Piaui	13.166	12.991	14.869	12.184	53.210
ED Rondonia	8.394	7.092	9.017	6.678	31.181
ED Roraima	909	1.461	1.333	1.271	4.974

VIII.5 Fuel used to produce electric energy

Company	Type (Unit)	1Q16		2Q16		3Q16		4Q16
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
ED Acre	Diesel Oil (L)	15.458.374	44,9	14.972.912	43,5	14.298.459	41,6	5.439.288	15,8
	Gas (m3)	-	-	-	-	-	-	-	-
ED Alagoas	Diesel Oil (L)	-	-	-	-	-	-	-	-
	Gas (m3)	-	-	-	-	-	-	-	-
ED Amazonas Energia	Diesel Oil (L)	117.843.801	392,2	113.541.586	379,3	122.110.310	406,4	121.559.232	403,1
	Gas (m3)	315.384.257	441,4	274.359.871	385,2	224.256.995	316,6	224.289.761	334,9
ED Piauí	Diesel Oil (L)	-	-	-	-	-	-	-	-
	Gas (m3)	-	-	-	-	-	-	-	-
ED Rondônia	Diesel Oil (L)	32.421.500	99,5	14.445.551	40,1	5.637.000	16,3	-	-
	Gas (m3)	-	-	-	-	-	-	-	-
ED Roraima	Diesel Oil (L)	10.937.402	26,0	6.569.168	20,2	6.614.134	16,3	11.983.198	44,3
	Gas (m3)	-	-	-	-	-	-	-	-
CELG D	Diesel Oil (L)	-	-	-	-	-	-	-	-
	Gas (m3)	-	-	-	-	-	-	-	-

VIII.6 Quality Indicators and Operational Performance Indicators – cumulative values

Company	DEC/ Stoppage Duration – hours	FEC Stoppage Frequency	TMA – Average Time of Assistence – minutes	Losses (%)
				Technical	Commercial
ED Acre	58.9	43.5	428.9	9.9	14.4
ED Alaugas	21.5	16.8	228.9	10.3	16.4
ED Amazonas Energia	47.3	29.9	324.3	7.8	36.1
ED Piauí	23.4	16.4	403.9	12.2	18.4
ED Rondônia	32.2	21.6	302.4	11.2	18.6
ED Roraima	34.5	50.5	121.1	7.0	5.4
CELG D	11.5	6.2	395.60	9.6	3.2

VIII.7 Default (R$ million)

Class	ED Acre	ED Alaugas	ED Amazonas Energia	ED Piauí	ED Rondônia	ED Roraima	Total
Residential	27.14	79.69	173.81	125.59	66.48	13.52	486.23
Industrial	2.52	18.69	50.03	11.19	14.94	0.70	98.07
Commercial, services and others activities	8.03	29.22	68.56	47.49	23.91	3.65	180.85
Rural	4.02	9.33	5.92	7.63	14.55	0.47	41.92
Public Utilities	18.39	23.84	99.27	18.77	10.90	6.94	178.11
Public Ilumination	10.40	3.50	24.18	7.30	7.00	-	52.38
Public service	2.44	7.25	11.52	14.34	13.42	9.22	58.19
Own Consumption	-	0.00	1.19	-	-	-	1.19
Others	3.80	0.37	0.11	0.31	12.44	-	17.03
Total	76.74	171.88	434.60	232.62	163.63	34.48	1,113.96

IX.Employees  - Effective Headcount

Company	Administrative	Operational	Total
Eletronorte	1,297	1,735	3,032
Chesf	1,495	3,052	4,547
Furnas	1,160	2,646	3,806
Eletronuclear	514	1,449	1,963
Eletrosul	531	813	1,344
CGTEE	488	104	592
Amazonas GT	86	382	468
Itaipu Binacional	973	376	1,349
ED Acre	121	132	253
ED Alaugas	314	803	1,117
ED Amazonas Energia	458	1,252	1,710
ED Piauí	224	1,713	1,937
ED Rondônia	230	464	694
ED Roraima	139	211	350
Eletropar	4	0	4
Total	8,034	15,132	23,166

IX.2 Complementary Work-force

Company	1Q16	2Q16	3Q16	4Q16
Eletronorte	344	237	193	0
Chesf	0	0	0	0
Furnas	1,083	1,077	1,076	1,070
Eletronuclear	0	0	0	0
Eletrosul	0	0	0	0
CGTEE	0	0	0	0
Amazonas GT	0	0	0	0
Itaipu Binacional	0	0	0	0
ED Acre	402	402	402	402
ED Alaugas	467	541	568	929
ED Amazonas Energia	0	0	0	0
ED Piauí	1,564	1,602	1,279	1,311
ED Rondônia	947	1,374	1,537	1,138
ED Roraima	192	164	144	78
Eletropar	0	0	0	0
Total	4,999	5,397	5,199	5,199

X. Investments Eletrobras Companies

X.1 Total Investment– R$ Milllions
Generation	1Q16	2Q16	3Q16	4Q16	2016 Budget
Eletrobras	-	-	-		-
Eletronorte	0.99	0.49	0.39	0.35	41
Chesf	2.48	2.63	27.55	36.81	104.5
Furnas	7.15	4.32	4.7	9.37	51.61
Eletronuclear	253.88	337.2	89.74	103.18	4,006.43
Eletrosul	13.43	0.19	0.06	-	65.35
CGTEE	1.26	0.53	0.7	0.42	30.58
Amazonas GT	14.91	63.72	56.74	49.49	225.07
Itaipu Binacional	-	-	-	-	-
ED Amazonas Energia	-	1.84	3.25	2.09	7.21
Subsidiárias Furnas	-	-	-	0.97	-
Subsidiárias Eletrosul	0.2	1.04	0.02	0.23	-

Generation - Maintenance	1Q16	2Q16	3Q16	4Q16	2016 Budget
Eletrobras	-	-	-	-
Eletronorte	1.64	0.74	2.74	2.52	21
Chesf	8.4	8.03	6.63	10.53	46.6
Furnas	5.21	12.62	5.37	11.89	68.9
Eletronuclear	7.01	40.3	22.1	28.78	213.21
Eletrosul	0.4	0.04	0.37	5	11.79
CGTEE	1.13	1.16	0.59	0.36	18.79
Amazonas GT	0.04	0.05	0.66	1.37	26.8
Itaipu Binacional	-	-	-	-	-
ED Amazonas Energia	-	3.35	1.08	11.06	4.5
Subsidiárias Furnas	-	-	-	-	-
Subsidiárias Eletrosul	-	-	-	-	-

Generation – Partnership Investments	1Q16	2Q16	3Q16	4Q16	2016 Budget
Eletrobras	255	133.5	95.25	116.25	250.64
Eletronorte	364.16	235.74	135.45	154.85	286.81
Chesf	258.83	10	400.93	205.35	789.21
Furnas	338.1	91.32	165.45	83.84	844.3
Eletronuclear	-	-	-	-	-
Eletrosul	109.38	94.45	110.49	92.2	238.6
CGTEE	-	-	-	-	-
Amazonas GT	-	-	-	-	-
Itaipu Binacional	-	-	-	-	-
ED Amazonas Energia	-	-	-	-	-
Subsidiárias Furnas	-	-	-	-	-
Subsidiárias Eletrosul	-	-	-	-	-

Transmission	1Q16	2Q16	3Q16	4Q16	2016 Budget
Eletrobras	4.4	-	-	0.66	12
Eletronorte	86.35	94.66	64.88	102.77	588.92
Chesf	178.42	137.22	96.84	65.53	476.96
Furnas	40.83	49.79	30.35	59.32	350.1
Eletrosul	21.15	35.69	32.84	22.38	879.69
Amazonas GT	0.53	0.14	0.23	0	22.2
ED Amazonas Energia	-	-	-	-	-
Subsidiárias Furnas	-	-	-	53.7	-
Subsidiárias Eletrosul	3.78	1.24	0.74	0.5	-
Demays Empresas (1)	9.43	1.61	0.88	8.06	19.78
1) Include the companies Cepel, Eletropar, Uirapuru, TSBE, TSLE, LVTE.

Transmission - Maintenance	1Q16	2Q16	3Q16	4Q16	2016 Budget
Eletrobras	-	-	-	-	-
Eletronorte	5.32	3.93	10.46	13.76	55
Chesf	29.27	26.15	21.55	28.88	99.16
Furnas	33.58	48.04	24.41	62.22	300.63
Eletrosul	0.8	0.54	1.6	2.21	7.51
Amazonas GT	-	-	-	2.9	4.22
ED Amazonas Energia	-	-	-	-	-
Subsidiárias Furnas	-	-	-	-	-
Subsidiárias Eletrosul	-	-	-	-	-
Demays Empresas (1)	-	-	-	-	-
(1) Include the companies Cepel, Eletropar, Uirapuru, TSBE, TSLE, LVTE.

Transmission – Partnership Investments	1Q16	2Q16	3Q16	4Q16	2016 Budget
Eletrobras	-	-	-	-
Eletronorte	18	201.35	123.68	49	194.46
Chesf	0.74	-	-	-	15
Furnas	9.91	191.35	258.76	189.72	607.56
Eletrosul	1.6	0.28	0.32	0.2	103.42
Amazonas GT	-	-	-	-	-
ED Amazonas Energia	-	-	-	-	-
Demays Empresas (1)	-	-	-	-	-

Distribution	1Q16	2Q16	3Q16	4Q16	2016 Budget
ED Acre	4.53	7.83	4.71	6.31	59.41
ED Alaugas	13.44	20.06	38.91	23.89	169.91
ED Amazonas Energia	20.61	34.18	55.08	31	551.82
ED Piauí	12.14	14.9	22.58	24.96	215.93
ED Rondônia	15.79	18.31	19.96	30.27	133.42
ED Roraima	4.84	7.59	3.05	5.96	29.81
CELG D	51.5	54.82	48.47	61.51	235.17

Distribution - Maintenance	1Q16	2Q16	3Q16	4Q16	2016 Budget
ED Acre	2.56	2.05	3.33	3.83	15.07
ED Alaugas	8.35	10.82	13.94	16.19	59.91
ED Amazonas Energia	12.15	10.32	12.95	29.93	79.75
ED Piauí	6.74	14.02	9.11	14.12	56.49
ED Rondônia	8.44	10.22	5.49	14.81	44.19
ED Roraima	0.69	0.79	2.11	0.61	4.74
CELG D	10.07	11.65	15.96	16.09	125.54

Others	1Q16	2Q16	3Q16	4Q16	2016 Budget
Eletrobras	0.06	0.05	0.13	0.02	37.8
Eletronorte	3.39	4.29	4.71	15.04	49.4
Chesf	12.3	16.45	12.59	11.96	105.53
Furnas	14.78	16.81	23.75	35.45	142.12
Eletronuclear	0.35	2.08	5.15	1.13	19.88
Eletrosul	1.41	0.42	1.08	0.45	30.43
CGTEE	0.29	1.02	0.05	0.14	35.97
Amazonas GT	0.04	-	0.01	0.24	16.84
Itaipu Binacional	-	-	-	-	-
ED Acre	7.5	7.27	8.28	6.85	28.38
ED Alaugas	9.05	7.83	5.48	7.41	66.28
ED Amazonas Energia	17.96	33.02	23.39	31.39	199.47
ED Piauí	2.48	4.08	14.54	12.01	137.47
ED Rondônia	7.32	11.61	10.07	9.46	86.2
ED Roraima	0.74	0.62	1.09	0.72	6.07
CELG D	13.52	7.7	6.11	15.42	92.88
Subsidiárias Furnas	-	-	-	-	-
Subsidiárias Eletrosul	-	-	-	-	-
Demays Empresas (1)	0.42	1.49	0.66	5.86	10.18
(1) Include the companies Cepel, Eletropar, Brasil Ventos Energia and Uirapuru.

X.2 Investiments in new projects

X.2.1 Generation

X.2.1.1 Integral Responsibility

Eletrobras Companies	Plant	Location (State)	Investiment (R$ Million)		Installed Capacity (MW)	Energy Assured (MW)	Beginning of Operation	Beginning of Construction	End of Concession	RCE		FCE
			Total	Up to 4Q16						MW Avg	Avg Price (R$/MWh)	MW Avg
Chesf	WPP Casa Nova I	BA	800.00	665.60	180	61.4	(1)	(2)	(2)	(2)	(2)	(2)
	WPP Casa Nova II	BA	102.50	36.99	28	7.1	Dec/17	May/49 (3)	May /49 (3)	7.10	149.15	-
	WPP Casa Nova III	BA	93.10	32.12	24	5.5	Dec/17	May /49 (3)	May /49 (3)	10.00	149.15	-
Furnas	SHU Anta	RJ/MG	2,296,6 (4) Basis: Dec/08	2,492.22	28	15,9 (6)	GU1 and GU2: See (5)	Mar/07	-	15.38	207.60	-
Eletronuclear	Angra 3	RJ	21051.2 (7)	8,477.9 (8)	1,405	1,184.00	Jan/23	Jul/08	Dec/62 (9)	n/a	n/a	n/a
Amazonas GT	TPU Mauá 3	AM	1,183.28	184.85	590.75	507.2	Apr/17	Sep/12	Nov/44	-	-	-

(1) Uncertainties associated with the continuity of the construction of the enterprise, including the impossibility of disposing of its energy to the SIN until 2021, according to Technical Note of ONS 121/2016 r0, dated 10/3/2006, results at the time of the unpredictability of the data for its entry into operation

(2) Wind farm project withoct concession and energy not commercialized

(3) According to MME Ordinance No. 220 of 05.26.2014 and MME Ordinance No. 225 of 05.28.2014.

(4) Includes Simplicio, which is already in operation.

(5) Scheduled date for start of commercial operation of the generating units of SHU Anta as Correspondence DE.E.026.2016 of June 23, 2016, sent to ANEEL: GU1 - 05.01.2018 and UG2 – 09.01.2018. It is worth mentioning that the contract supplier consortium was terminated.

(6) Assured Energy is only the increase to occur when the Anta commercial operation. It does not include the assured energy of Simplicio, reported in Section 1.2.

(7) Includes direct costs of R$ 21,051.2 million approved in RDE 1302.007/16 07.26.2016, approving the new date entry. With indirect costs of R$ 26,144.0 million.

(8) Includes estimated direct and indirect costs.

(9) No operating license for Angra 3. It is considered 40 years from 01.01.2021 by analogy with Angra 2.

X.2.1.2 Special Proposed Company
SPE	Plant	Eletrobras Companies (%)	location	Installed Caapacity (MW)	Energy Assured	Beginning of Operation	Beginning of Construction	End of Concession	Investiment (R$ Million)		Working Schedule (%)	Partners	RCE		FCE(7)
			(State)		(MW)				Total	Up to 4Q16			MW Average	Price Avg (R$/MWh)	MW Average
Norte Energia S.A. (2)	HPU Belo Monte	Eletronorte (19,98%) Chesf (15%) Eletrobras Holding (15%)	PA	11,233.10	4,571.00	Apr/16	aug/11	Aug/45	End of final grade: 35173,39 Base April / 10: 27,706.00	31,617.53	91.81%	Petros (10,00%) Belo Monte Part (10,00%) Amazônia (Cemig e Light) (9,77%) Octros (20,25%)	(4)	117.55	(4)
Cia. Energética Sinop S.A.	HPU Sinop	Eletronorte (24,5%) Chesf (24,5%)	MT	408.00	239.8	dec/18	dec/13	dec/47	2,598.76	1261.02	48.52%	EDF UTE Norte Fluminense (51,0%)	209.33	109.40	27.25
ESBR Participações S.A. (1)	HPU Jirau	Chesf (20%) Eletrosul (20%)	RO	3,750.00	2,205.10	sept/13	dec/09	Aug/43	19,385.00	19,094.20	98.00%	Suez Energy (40%) Mizha Energia (20%)	1,642.59	139.26	562.51
Acauã Energia S.A.	WPP Acauã	Chesf (99,93%)	BA	12.00	3.1	oct/17	may/15	Apr/49	38.40	33.36	80,4 (3)	Sequóia (0,0668%)	3.10	134.69	-
Angical 2 Energia S.A.	WPP Angical 2	Chesf (99,96%)	BA	14.00	5.1	may/17	may/15	Apr/49	59.40	48.81	78,2 (3)	Sequóia (0,04%)	5.10	134.69	-
Arapapá Energia S.A.	WPP Arapapá	Chesf (99,9%)	BA	10.00	2.2	oct/17	may/15	Apr/49	30.20	19.33	53,6 (3)	Sequóia (0,1%)	2.20	134.69	-
Caititú 2 Energia S.A.	WPP Caititú 2	Chesf (99,96%)	BA	14.00	5.1	nov/17	may/15	Apr/49	61.90	44.91	65,2 (3)	Sequóia (0,04%)	5.10	134.69	-
Caititú 3 Energia S.A.	WPP Caititú 3	Chesf (99,96%)	BA	14.00	4.7	dec/17	may/15	Apr/49	60.50	43.94	65,6 (3)	Sequóia (0,04%)	4.70	134.69	-
Carcará Energia S.A.	WPP Carcará	Chesf (99,96%)	BA	10.00	4.6	jan/18	may/15	Apr/49	62.90	52.31	75,4 (3)	Sequóia (0,04%)	4.60	134.69	-
Coqueirinho 2 Energia S.A.	WPP Coqueirinho 2	Chesf (99,98%)	BA	20.00	8.5	may/17	may/15	jun/49	110.80	93.10	81,2 (3)	Sequóia (0,0238%)	8.50	147.69	-
Corrupião 3 Energia S.A.	WPP Corrupião 3	Chesf (99,96%)	BA	14.00	4.2	feb/18	may/15	Apr/49	63.10	47.85	69,7 (3)	Sequóia (0,04%)	4.20	134.69	-
Papagaio Energia S.A.	WPP Papagaio	Chesf (99,96%)	BA	18.00	4.9	sept/17	may/15	jun/49	68.80	52.01	67,4 (3)	Sequóia (0,04%)	4.90	147.69	-
Tamanduá Mirim 2 Energia S.A.	WPP Tamanduá Mirim 2	Chesf (83,01%)	BA	24.00	8	jun/17	may/15	jun/49	108.20	85.33	72,7 (3)	Sequóia (16,99%)	8.00	156.83	-
Teiú 2 Energia S.A.	WPP Teiú 2	Chesf (99,95%)	BA	14.00	4.2	oct/17	may/15	Apr/49	48.70	35.32	64,0 (3)	Sequoia (0,05%)	4.20	134.69	-
Madeira Energia S.A. (5)	HPU Santo Antônio	Furnas (39%)	RO	417.57	206.20	mar/12	Aug/08	jun/43	20743.00	4027.40	99.90%	Odebrecth Energia(18,6%) Cemig (10,0%) SAAG (12,4%) Andrade Gutierrez (12,4%) Fundo de Invest. e Participações Amazônia Energia (20,0%)	(6)	(6)	(6)
Empresa de Energia São Manoel S.A.	HPU São Manoel	Furnas (33,33%)	MT/PA	700.00	421.70	A partir de jan/18	Aug/14	Apr/49	3178.00	245.00	78.00%	EDP – Energias do Brasil S.A.(33,33%) CWEI (33,33%)	(6)	(6)	(6)
Central Geradora Eólica Famosa I S.A.	Famosa I	Furnas (49%)	RN	22.50	11.10	oct/18	Aug/16	may/47	78.68	7.58	-	PF Participações (51,00%)	(6)	(6)	(6)
Central Geradora Eólica Pau Brasil S.A.	Pau Brasil	Furnas (49%)	CE	15.00	7.70	oct/18	Aug/16	may/47	78.68	5.05	-	PF Participações (51,00%)	(6)	(6)	(6)
Central Geradora Eólica Rosada S.A.	Rosada	Furnas (49%)	RN	30.00	13.40	oct/18	Aug/16	may/48	78.68	9.57	-	PF Participações (51,00%)	(6)	(6)	(6)
Central Geradora Eólica São Paulo S.A.	São Paulo	Furnas (49%)	CE	17.50	8.10	oct/18	Aug/16	mar/47	78.68	5.59	-	PF Participações (51,00%)	(6)	(6)	(6)
Energia dos Ventos V S.A.	São Januário	Furnas (99,99%)	CE	19.20	9.00	nov/19	jan/17	jul/47	109.06	10.69	-	Alupar(0%) Central Eólica Goiabeira (0,01%)	(6)	(6)	(6)
Energia dos Ventos VI S.A.	Nossa Senhora de Fátima	Furnas (99,99%)	CE	28.80	12.80	nov/19	jan/17	aug/47	109.06	10.69	-	Alupar(0%) Central Eólica Goiabeira (0,01%)	(6)	(6)	(6)
Energia dos Ventos VII S.A.	Jandaia	Furnas (99,99%)	CE	28.80	14.10	nov/19	jan/17	Aug/47	109.06	10.69	-	Alupar(0%) Central Eólica Goiabeira (0,01%)	(6)	(6)	(6)
Energia dos Ventos VIII S.A.	São Clemente	Furnas (99,99%)	CE	19.20	9.30	nov/19	jan/17	jul/47	109.06	10.69	-	Alupar(0%) Central Eólica Goiabeira (0,01%)	(6)	(6)	(6)
Energia dos Ventos IX S.A.	Jandaia I	Furnas (99,99%)	CE	19.20	9.90	nov/19	jan/17	jul/47	109.06	10.69	-	Alupar(0%) Central Eólica Goiabeira (0,01%)	(6)	(6)	(6)
Bom Jesus Eólica S.A.	Bom Jesus	Furnas (49%)	CE	18.00	8.10	dec/18	Aug/16	Apr/49	136.16	8.10	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	(6)	(6)	(6)
Cachoeira Eólica S.A.	Cachoeira	Furnas (49%)	CE	12.00	5.00	dec/18	Aug/16	Apr/49	136.16	8.10	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	(6)	(6)	(6)
Pitimbu Eólica S.A.	Pitimbu	Furnas (49%)	CE	18.00	7.20	dec/18	Aug/16	mar/49	136.16	8.10	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	(6)	(6)	(6)
São Caetano Eólica S.A.	São Caetano	Furnas (49%)	CE	25.20	11.00	dec/18	Aug/16	Apr/49	136.16	8.10	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	(6)	(6)	(6)
São Caetano I Eólica S.A.	São Caetano I	Furnas (49%)	CE	18.00	7.70	dec/18	Aug/16	Apr/49	136.16	8.10	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	(6)	(6)	(6)
São Galvão Eólica S.A.	São Galvão	Furnas (49%)	CE	22.00	9.50	dec/18	Aug/16	mar/49	136.16	8.10	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	(6)	(6)	(6)
Carnaúba I Eólica S.A.	Carnaúba I	Furnas (49%)	RN	22.00	9.40	dec/18	Aug/16	jul/49	142.02	7.83	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	(6)	(6)	(6)
Carnaúba II Eólica S.A.	Carnaúba II	Furnas (49%)	RN	18.00	7.30	dec/18	Aug/16	jul/49	142.02	7.83	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	(6)	(6)	(6)
Carnaúba III Eólica S.A.	Carnaúba III	Furnas (49%)	RN	16.00	7.50	dec/18	Aug/16	jul/49	142.02	7.83	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	(6)	(6)	(6)
Carnaúba V Eólica S.A.	Carnaúba V	Furnas (49%)	RN	24.00	10.10	dec/18	Aug/16	jul/49	142.02	7.83	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	(6)	(6)	(6)
Cervantes I Eólica S.A.	Cervantes I	Furnas (49%)	RN	16.00	7.10	dec/18	Aug/16	jul/49	142.02	7.83	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	(6)	(6)	(6)
Cervantes II Eólica S.A.	Cervantes II	Furnas (49%)	RN	12.00	5.60	dec/18	Aug/16	jul/49	142.02	7.83	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	(6)	(6)	(6)
Punaú I Eólica S.A.	Punaú I	Furnas (49%)	RN	24.00	11.00	dec/18	Aug/16	jul/49	142.02	7.83	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	(6)	(6)	(6)
Geradora Eólica Arara Azul S.A.	Arara Azul	Furnas (90%)	RN	27.50	10.70	oct/18	jan/17	nov/49	88.58	There is no value realized..	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Arara Azul Ltda (0,01%)	(6)	(6)	(6)
Geradora Eólica Bentevi S.A.	Bentevi	Furnas (90%)	RN	15.00	5.70	oct/18	jan/17	nov/49	88.58	There is no value realized.	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Bentevi Ltda (0,01%)	(6)	(6)	(6)
Geradora Eólica Ouro Verde I S.A.	Ouro Verde I	Furnas (90%)	RN	27.50	10.70	oct/18	jan/17	nov/49	88.58	There is no value realized.	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Ouro Verde I Ltda (0,01%)	(6)	(6)	(6)
Geradora Eólica Ouro Verde II S.A.	Ouro Verde II	Furnas (90%)	RN	30.00	11.20	oct/18	jan/17	nov/49	88.58	There is no value realized.	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Ouro Verde II Ltda (0,01%)	(6)	(6)	(6)
Geradora Eólica Ouro Verde III S.A.	Ouro Verde III	Furnas (90%)	RN	25.00	9.40	oct/18	jan/17	nov/49	88.58	There is no value realized.	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Ouro Verde III (0,01%)	(6)	(6)	(6)
Geradora Eólica Ventos de Santa Rosa S.A.	Santa Rosa	Furnas (90%)	CE	20.00	8.40	oct/18	jan/17	Oct/49	91.20	There is no value realized.	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Santa Rosa Ltda (0,01%)	(6)	(6)	(6)
Geradora Eólica Ventos de Uirapuru S.A.	Uirapuru	Furnas (90%)	CE	28.00	12.60	oct/18	jan/17	Oct/49	91.20	There is no value realized.	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Uirapuru Ltda (0,01%)	(6)	(6)	(6)
Geradora Eólica Ventos do Angelim S.A.	Ventos de Angelim	Furnas (90%)	CE	24.00	10.30	oct/18	jan/17	nov/49	91.20	There is no value realized.	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Angelim Ltda (0,01%)	(6)	(6)	(6)
Consórcio Serra do Mel	Serra do Mel I	Furnas (90%)	RN	28.00	13.00	oct/18	Apr/17	Oct/49	135.29	There is no value realized.	-	Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil S.A. (0,01%)	(6)	(6)	(6)
Consórcio Serra do Mel	Serra do Mel II	Furnas (90%)	RN	28.00	12.80	oct/18	Apr/17	oct/49	135.29	There is no value realized.	-	Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil S.A. (0,01%)	(6)	(6)	(6)
Consórcio Serra do Mel	Serra do Mel III	Furnas (90%)	RN	28.00	12.50	oct/18	Apr/17	nov/49	135.29	There is no value realized.	-	Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil S.A. (0,01%)	(6)	(6)	(6)
Geradora Eólica Itaguaçu da Bahia SPE S.A.	Itaguaçu da Bahia	Furnas (49%)	BA	28.00	14.00	feb/19	May/18	Sept/49	144.93	6.96	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	(6)	(6)	(6)
Geradora Eólica Ventos de Santa Luiza SPE S.A.	Ventos de Santa Luiza	Furnas (49%)	BA	28.00	14.20	feb/19	jan/17	Sept/49	144.93	6.96	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	(6)	(6)	(6)
Geradora Eólica Ventos de Santa Madalena SPE S.A.	Ventos de Santa Madalena	Furnas (49%)	BA	28.00	14.70	feb/19	jan/17	Sept/49	144.93	6.96	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	(6)	(6)	(6)
Geradora Eólica Ventos de Santa Marcella SPE S.A.	Ventos de Santa Marcella	Furnas (49%)	BA	28.00	13.60	feb/19	jan/17	Sept/49	144.93	6.96	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	(6)	(6)	(6)
Geradora Eólica Ventos de Santa Vera SPE S.A.	Ventos de Santa Vera	Furnas (49%)	BA	28.00	15.20	feb/19	jan/17	Sept/49	144.93	6.96	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	(6)	(6)	(6)
Geradora Eólica Ventos de Santo Antônio SPE S.A.	Ventos de Santo Antônio	Furnas (49%)	BA	28.00	16.10	feb/19	jan/17	Sept/49	144.93	6.96	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	(6)	(6)	(6)
Geradora Eólica Ventos de São Bento SPE S.A.	Ventos de São Bento	Furnas (49%)	BA	28.00	14.40	feb/19	jan/17	Sept/49	144.93	6.96	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	(6)	(6)	(6)
Geradora Eólica Ventos de São Cirilo SPE S.A.	Ventos de São Cirilo	Furnas (49%)	BA	28.00	14.70	feb/19	jan/17	Sept/49	144.93	6.96	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	(6)	(6)	(6)
Geradora Eólica Ventos de São João SPE S.A.	Ventos de São João	Furnas (49%)	BA	28.00	15.00	feb/19	jan/17	Sept/49	144.93	6.96	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	(6)	(6)	(6)
Geradora Eólica Ventos de São Rafael SPE S.A.	Ventos de São Rafael	Furnas (49%)	BA	28.00	13.80	feb/19	jan/17	Sep/49	144.93	6.96	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	(6)	(6)	(6)

(1)Operating with 3,750 MW.

(2) Operating with 1988.7 MW.

 (3)Withoct evolution in relation to the last quarter, as a result of the work stoppage.

(4) Due to the motorization plant and with a judicial injunction that limits the billing of energy to a percentage of the physical guarantee in commercial operation, it is not possible to calculate the marketable energy in advance.

(5) Installed power is the one that is still in implementation. Physical guarantee is the additional value corresponding to the installed power still in deployment.

(6) Information not provided by Furnas.

X.2.2 Transmission

X.2.2.1 Integral Responsability

X.2.2.1.1 Transmission Line

Eletrobras Companies	From - To	Total Investment (R$ Million)	Lines Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR (R$ Million)
Eletronorte	TL Utinga - Miramar 230 kv - Adequation	3.06	68.00	230	Feb/16	Dec/42	0.04
	TL Jaurú / Coxipó - Port SS Várzea Grande	2.11	0.36	230	Jul/16	Dec/42	0.31
Chesf	Eunápolis-Teixeira Freitas II C1	30.09	145.00	230	Dec/17	Oct/38	7.02
	Funil-Itapebi C3	41.07	223.00	230	Dec/17	Apr/37	6.31
	Eunápolis-Teixeira Freitas II C2	44.15	152.00	230	Dec/17	Aug/39	7.44
	Pau Ferro-Santa Rita II	36.11	96.70	230	Jan/18	Aug/39	6.16
	Paraíso-Açu II	84.89	123.00	230	Dec/18	Nov/40	4.90
	Açu II-Mossoró II		69.00	0	Dec/18	Nov/40
	Morro do Chapéu II-Irecê	22.13	65.00	230	Mar/17	Oct/41	5.71
	Teresina II-Teresina III	13.76	26.00	230	Apr/17	Dec/41	11.56
	Recife II-Suape II C2	41.91	44.00	230	Dec/18	Dec/41	7.86
	Camaçari IV-Sapeaçu	84.29	105.00	230	Dec/18	Dec/41	11.85
	Sapeaçu-Sto.Antonio de Jesus C3		31.00	230	Dec/18	Dec/41
	Jardim-N Sra do Socorro	13.60	1.30	230	Dec/17	May/42	20.09
	Messias-Maceió II		20.00	230	Aug/17	May/42
	Camaçari IV-Pirajá	47.07	45.00	230	Oct/18	May/42	12.10
	Pituaçú-Pirajá		5.00	230	Oct/18	May/42
	Mossoró II-Mossoró IV	81.74	40.00	230	Jul/17	Jun/42	16.44
	Ceará Mirim II-Touros II		56.17	230	Jul/17	Jun/42
	Russas II-Banabuiu C2		1,357,17	0	Jul/17	Jan/00
Furnas	TL Mascarenhas – Linhares and SS Linhares	67,2 (Base: Dec/08)	99	230	Dec/17	Jul/40	7.34
	TL Xavantes – Pirineus (1)	31,18 (Base: Sep/11)	50	230	Apr/18	Dec/41	4.23
Eletrosul	Port. Jorge Lacerda A - Palhoça, in SS Garopaba	7.61	5.4	138	Aug/18	Dec/42	1.19
	Concession contract 001/2015 (several projects in RS	(2)	1,802,00	230 e 525	Mar/18	Mar/45	225.98

(1) The transmission line was energized in 03/25/2016, the detached form the circuit 1 (CELG), and still depends on the completion of the line inputs at substations associated with the project.

(2) In 2016, the Company promoted a public call to select investors interested in equity participation in the projects inherent to Concession Contract 001/2015, whose budget forecast is approximately R $ 3.3 billion (lines and SEs). There was a proposal, which is under negotiation.

X.2.2.1.2 Substations

Eletrobras Companies	SS	Investment Total (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR (R$ Millions)
Eletronorte	SS Miramar - Etapa 2 EL 230 kv p/ SS Utinga	10.57	---	PA	apr/16	dec/42	2.15
	SS Rondonópolis - Etapa AT4	15.92	---	MT	Feb/16	dec/42	1.92
	SS Tucuruí - Etapa BY RLL	8.86	---	PA	Feb/16	dec/42	1.02
	SS Tucuruí - Etapa AT2 e Pátio 230kv	73.70	---	PA	Feb/16	dec/42	8.24
	SS Utinga - EL 230kv p/ Miramar - C1 e C2	16.47	---	PA	Feb/16	dec/42	0.91
	SS Várzea Grande - EL 230kv - (1)	10.16	---	MT	Feb/16	dec/42	1.63
	SS Altamira - Etapa IB (2)	11.56	---	PA	jul/16	dec/42	1.70
	SS Ribeiro Gonçalves - AT2	39.00	3 x 100	MA	jul/16	dec/42	4.87
	SS Transamazônica - Adequação do Pátio (3)	27.10	---	MA	Aug/16	dec/42	4.28
	SS Rio Branco I - Etapa RB (4)	6.78	---	PA	Sep/16	dec/42	0.96
	SS Coxipó - Implantação 3 ATT	52.64	3 x 150	AC	jul/19	may/53	7.87
Chesf	SS 230/69 kv Morro do Chapéu II	24.33	150	BA	mar/17	Oct/41	(1)
	SS 230/69 kv Teresina III	29.21	400	PI	apr/17	dec/41	(1)
	SS 230/69 kv N.S. Socorro	94.43	300	SE	dec/17	may/42	(1)
	SS 230/69 kv Maceió II	94.43	400	AL	Aug/17	may/42	(1)
	SS 230/138 kv Poções II	94.43	200	BA	dec/17	may/42	(1)
	SS 230/69 kv Pirajá	30.57	360	BA	Oct/18	may/42	(1)
	SS 230/69 kv Jaboatão II	68.77	300	PE	jul/18	jun/42	5.42
	SS 230/69 kv Touros II	46.18	150	RN	jul/17	jun/42	(1)
	SS 230/69 kv Mossoró IV	46.18	100	RN	jul/17	jun/42	(1)
	SS 230/138 kV Teixeira de Freitas II	17.91	100	BA	dec/17	Oct/38	(1)
Eletrosul	Garopaba – Implementation of two modules EL	6.24	-	SC	Aug/18	dec/42	0.91
	Biguaçu –3º Auto transformer Bank 525/ 230 Kv	37.58	672.00	SC	feb/17	mar/35	5.60
	Biguaçu - Expansion – Reactors bench Bar 525 kV - 200 MVAr	26.20	-	SC	jun/17	mar/35	4.36
	SS Nova Petrópolis – Imp. 2nd transformer 230/69 Kv	14.62	83.00	RS	sep/18	oct/40	1.53
	Canoinhas – Replacement 3rd Autotr. 230/138 kv (75 MVA por 150 MVA)	8.78	75	SC	jan/18	dec/42	1.43
	Santo Ângelo - 3rd bank of 525 / 230kV autotransformers	44.30	672	RS	feb/18	dec/42	7.58
	Tapera - Capacitor bank installation 230Kv – 50 MVAr	7.70	-	RS	jan/18	dec/42	1.24
	Dourados Installation of the transforming unit 230/138 Kv	13.35	-	MS	apr/18	dec/42	2.51
	Dourados Installation of the transforming unit 230/138 kV	0.86	75	MS	Aug/17	dec/42	0.22
	Biguaçu - Capacitor bank 230 kV, 100 MVAr and 230 kV connection	9.46	-	SC	sept/18	dec/42	1.40
	Concession agreement 001/2015 (several developments in RS)	(2)	4781	RS	mar/18	mar/45	110.02

(1) The substation AAR is being informed jointly with the TLs, according to the concession agreement.

 (2) In 2016, the Company promoted a public call to select investors interested in equity participation in the projects inherent to the Concession Agreement 001/2015, whose budget forecast is approximately R $ 3.3 billion (lines and SEs). There was a proposal, which is under negotiation.

X.2.2.2 Special Proposed Company

   X.2.2.2.1 Transmission Lines

SPE	Object From - To	Eletrobras Companies (%)	Investiment (R$ Million		Lines Extension (km)	Tensão (kV)	Beginning of Operation	End of Concession	AAR (R$ Million)
			Total (1)	Up to 4Q16
Transnorte Energia S.A.	Eng. Lechuga - Equador	Eletronorte (49%)	488.58	170.86	400.3	500	apr/19	jan/42	75.68
	Equador - Boa Vista		399.57	0.00	315.20				61.89
Belo Monte Transmissora de Energia SPE S.A.	Linha de Transmissão em Corrente Contínua de ±800 kV Xingu - Estreito.	Eletronorte (24,5%) Furnas (24,5%)	2.620	1,915.00	2092	±800	Feb/18	jun/44	434,65 (Valor total do C. Concessão)
TDG Transmissora Delmiro Gouveia S.A.	TL São Luiz II/ São Luiz III	Chesf (49%)	425.00	383.00	156	230	jul/17	jul/40	26.90
Transenergia Goiás S.A.	Serra da Mesa – Niquelândia	Furnas (99%)	130.00	87.40	100	230	may/17	sept/39	12.04
Paranaíba Transmissora de Energia S.A.	Barreiras II - Rio das Éguas	Furnas (49%)	1,061.20	1,039.50	244	500	jan/17	may/43	-
Mata de Santa Genebra Transmissora S.A.	Itatiba – Bateias	Furnas (49,9%)	2.021 (2)	598.52	399	500	dec/17	may/44	174.45
	Araraquara II - Itatiba				207	500	dec/17
	Araraquara II - Fernão Dias				241	500	dec/17
Vale do São Bartolomeu Transmissora de Energia S.A.	Luziânia - Brasília Leste Circ 1	Furnas (39%)	293.30	209.98	67	500	Aug/17	Oct/43	34.47
	Luziânia - Brasília Leste Circ 2				67	500	Oct/17
	Brasília Sul - Brasília Geral				13.5	230	mar/17
Fronteira Oeste Transmissora de Energia S.A.	Santo Ângelo/Maçambará Pinhalzinho/Foz do Chapecó, double circuit	Eletrosul (51%)	110.57	20.83	199 72	230 230	Nov/18 Oct/17 e Jun/18	jan/44	7.42
Paraíso Transmissora de Energia S.A. (3)	Paraíso 2-Chapadão; Campo Grande 2-Paraíso 2; Portioning TL Chapadão - Campo Grande 2 - C1 in	Eletrosul (100%)	133.97	6.51	65 217 1	230	Sept/17 Mar/18 Sept/17	mar/45	11.76
(1) Investment Total Amount on the basis of the development of the business plan.
(2) Includes substations and refers to June / 16.
(3)Predicted start of operation is being reevaluated. AAR reference date: 06/30/2014

X.2.2.2.2 Substations

SPE	SS	Eletrobras Companies (%)	Total Investiment (R$ Million)	Total Investiment (R$ Million)	Location (State)	Beginning of Operation	End of Concession	AAR (R$ Million)
Transnorte Energia S.A.	SS Boa Vista - CER	Eletronorte (49%)	100.14	n/a	RR	May/15	Jan/42	7.22
	SS Engenheiro Lechuga		26.24	n/a	AM	Jan/19		2.75
	SS Equador		111.44	n/a	RR			11.66
	SS Boa Vista		100.24	800 MVA	RR			10.49
Mata de Santa Genebra Transmissora S.A.	SS Santa Bárbara D’Oeste 440 kV, Static Compensator (-300,+300) Mvar; SS Itatiba 500 kV, Static Compensator; (-300,+300) Mvar.	Furnas (49.9%)	(1)	-	SP	Nov/17	May/44	(1)
	SS 500/440 kV Fernão Dias 1.200 MVA – 1st Trnsformator bench			1,200	SP	Nov/17
	SS 500/440 kV Fernão Dias 2.400 MVA 2nd e 3rd Trnsf. Bench			2,400	SP	Feb/18
Vale do São Bartolomeu Transmissora de Energia S.A.	SS Brasília Leste	Furnas (39%)	(1)	1,080	DF	Feb/18	Oct/43	(1)
Belo Monte Transmissora de Energia S.A.	Converter Station CA/CC,±800 kV, 4,000 MW with SS 500 kV Xingu;	Eletronorte (24.5%) Furnas (24.5%)	(1)	4,000	Xingu (PA); Estreito (MG)	Feb/18	Jun/44	(1)
	Converter Station CA/CC, ±800 kV, 3,850 MW, with SS 500 kV Estreito			3,850		Feb/18
Fronteira Oeste Transmissora de Energia S.A. (2)	Pinhalzinho, em 230/138 kV (ATF1, ATF2 e ATF3); Expansions SE Maçarambá, Foz do Chapecó e Santo Angelo.	Eletrosul (51%)	58.69	450	SC/RS	Oct/17	Jan/44	11,41

Transmissora Sul Litorânea de Energia - TSLE	Expansion SS Povo Novo 525/230 kV	Eletrosul (51%)	36.99	672	RS	Jan/18	Aug/42	6.21
ETAU	Expansio SS Lauga Vermelha II - 50 Mvar	Eletrosul (27,42%)	8.32	-	RS	Sep/18	Dec/32	1.22
Paraíso Transmissora de Energia S.A. (4)	Campo Grande 2 EL 230 PAR2; Chapadão EL PAR2; Paraíso 2, 230/138 kV.	Eletrosul (100%)	72.23	300	MS	Mar/18 Sep/17 Sep/17	Mar/45	10.24
(1) The RAP and total investment value of the Substations is being informed jointly with the LTs, according to the concession agreement.
(2) Expansions of the São Paulo and Santo Angelo SEs are scheduled for Nov / 18. SE located in SC, and enlargements in RS. RAP reference date: 08/08/2013
(3) Start-of-operation forecast is being revalued. RAP reference date: 06/30/2014

XI. SPEs Data,

XI.1 Operational Data

XI.1.1 Generation

XI.1.1.1 Operational Assepts and Generated Energy

SPE	Plant	Eletrobras Companies (%)	Location (State)	Installed Capacity(MW)	Energy Assured (MW Avg)	Generated Energy MWh				Beginning of Operation	End of Concession	RCE		FCE15
						1Q16	2Q16	3Q16	4Q16			MW Médio	Avg Price (R$/ MWh)	MW Average
EAPSA - Energia Águas Da Pedra S.A.	HPU Dardanelos	Eletronorte (24,5%) Chesf (24,5%)	MT	261,0	154,9	319.240	234.471	6.037	156.434	ago/11	jul/42	154,9	202,86	-
Amapari Energia S.A.(1)	TPP Serra do Navio	Eletronorte (49%)	AP	23,3	21,0	-	-	-	-	jun/08	mai/37	-	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	Wind farm Miassaba 3	Eletronorte (24,5%) Furnas (24,5%)	RN	68,5	22,8	26	40	64	58	jul/14 (2)	ago/45	63,8	236,43	-
Brasventos Eolo Geradora de Energia S.A.	Wind farm Rei dos Ventos 1	Eletronorte (24,5%) Furnas (24,5%)	RN	58,5	21,9	29	35	57	55	jul/14 (2)	dez/45	57,2	237,52	-
Rei dos Ventos 3 Geradora de Energia S.A.	Wind farm Rei dos Ventos 3	Eletronorte (24,5%) Furnas (24,5%)	RN	60,1	21,1	29	37	57	51	jul/14 (2)	dez/45	57,3	237,99	-
ESBR Participações S.A. (3)	HPU Jirau	Chesf (20%) Eletrosul (20%)	RO	3.750,0	2.205,1	3.526.896	3.110.105	1.058.534	1.391.512	set/13	ago/43	1.642,6	139	563
Norte Energia S.A. (8)	HPU B. Monte	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	PA	1.924,4	4.571,0	-	1.100.654	2.615.448	3.762.668	abr/16	ago/45	(13)	117,55	(13)
Pedra Branca S.A.	Pedra Branca	Chesf (49%)	BA	30,0	12,2	20.280	31.410	37.049	27.658	mar/13	fev/46	12,2	183	-
São Pedro do Lago S.A.	São Pedro do Lago	Chesf (49%)	BA	30,0	13,5	17.760	28.871	34.466	25.173	mar/13	fev/46	13,5	183	-
Sete Gameleiras S.A.	Sete Gameleiras	Chesf (49%)	BA	30,0	12,6	16.344	28.013	34.551	25.451	mar/13	fev/46	12,6	183	-
Baraúnas I Energética S.A.	WPP Baraúnas I	Chesf (49%)	BA	32,9	12,4	16.591	29.264	35.113	26.163	nov/15	fev/49	12,4	135	-
Mussambê Energética S.A.	WPP Mussambê	Chesf (49%)	BA	32,9	11,5	16.246	28.167	34.732	25.317	out/15	fev/49	11,5	135	-
Morro Branco I Energética S.A.	WPP Morro Branco I	Chesf (49%)	BA	32,9	12,7	15.713	27.562	35.993	26.140	nov/15	fev/49	12,7	135	-
Banda de Couro Energética S.A.	WPP Banda de Couro	Chesf (49%)	BA	32,9	12,8	3.232	26.953	33.257	24.208	mar/16	jul/49	-	145	12,80(16)
Baraúnas II Energética S.A.	WPP Baraunas II	Chesf (1,76%)	BA	25,9	10,7	2.630	20.473	26.420	19.635	mar/16	jul/49	-	143	12,80(16)
V. de Santa Joana IX Energia Renováveis S.A. (4)	Santa Joana IX	Chesf (1,56%)	PI	29,6	14,8	15.004	29.973	37.807	22.613	ago/15	ago/35	11,8	128,28	1,43
V. de Santa Joana X Energia Renováveis S.A. (4)	Santa Joana X	Chesf (49%)	PI	29,6	15,5	16.105	30.973	38.377	23.642	jul/15	ago/35	12,0	128,28	1,63
V. de Santa Joana XI Energia Renováveis S.A. (4)	Santa Joana XI	Chesf (49%)	PI	29,6	16,0	16.632	29.127	37.020	23.194	jul/15	ago/35	12,4	128,28	1,71
V. de Santa Joana XII Energia Renováveis S.A. (4)	Santa Joana XII	Chesf (49%)	PI	28,9	17,4	22.752	34.464	39.970	28.697	jul/15	ago/35	13,5	128,28	1,85
V. de Santa Joana XIII Energia Renováveis S.A. (4)	Santa Joana XIII	Chesf (49%)	PI	29,6	16,2	17.242	30.148	36.340	23.765	jul/15	ago/35	11,1	128,28	2,33
V. de Santa Joana XV Energia Renováveis S.A. (4)	Santa Joana XV	Chesf (49%)	PI	28,9	17,3	21.221	34.571	39.553	28.137	jul/15	ago/35	13,0	128,28	2,00
V. de Santa Joana XVI Energia Renováveis S.A. (4)	Santa Joana XVI	Chesf (49%)	PI	28,9	17,8	20.567	35.422	40.920	28.222	jul/15	ago/35	13,2	128,28	2,13
V. de Santa Joana I Energia Renováveis S.A. (7)	WPP Santa Joana I	Chesf (49%)	PI	28,9	14,7	20.320	20.690	38.066	26.735	jan/16	dez/35	15,8 (14)	157,11	-0,4 (14)
V. de Santa Joana III Energia Renováveis S.A. (7)	WPP Santa Joana III	Chesf (49%)	PI	29,6	14,3	25.084	14.779	33.614	21.982	mar/16	dez/35	15,1 (14)	156,67	-0,4 (14)
V. de Santa Joana IV Energia Renováveis S.A. (7)	WPP Santa Joana IV	Chesf (49%)	PI	27,2	14,2	17.474	24.787	38.024	26.711	jan/16	dez/35	12,65	156,89	0,75
V. de Santa Joana V Energia Renováveis S.A. (7)	WPP Santa Joana V	Chesf (49%)	PI	28,9	14,1	18.897	26.088	38.942	27.619	jan/16	dez/35	12,84	156,85	1,36
V. de Santa Joana VII Energia Renováveis S.A. (7)	WPP Santa Joana VII	Chesf (49%)	PI	28,9	14,8	22.109	26.604	40.076	28.028	jan/16	dez/35	13,34	156,88	0,76
V. de Santo Augusto IV Energia Renováveis S.A. (7)	WPP Santo Augusto IV	Chesf (49%)	PI	28,9	15,7	22.832	25.627	39.253	26.433	fev/16	dez/35	13,95	155,25	0,85
U.E.E. Caiçara I S.A. (5)	WPP Caiçara I	Chesf (49%)	RN	27,0	15,1	21.296	27.246	38.270	39.541	nov/15	jun/47	14,48	146,27	0,62
U.E.E. Caiçara II S.A.(5)	WPP Caiçara II	Chesf (49%)	RN	18,0	9,6	14.553	18.624	26.036	25.734	nov/15	jul/47	9,54	146,17	0,06
U.E.E. Junco I S.A. (5)	WPP Junco I	Chesf (49%)	RN	24,0	13,1	17.963	23.150	32.501	33.323	nov/15	jul/47	12,79	147,29	0,31
U.E.E. Junco II S.A (5)	WPP Junco II	Chesf (49%)	RN	24,0	13,3	18.428	22.754	32.457	33.689	nov/15	jul/47	12,52	146,55	0,78
Eólica Serra das Vacas I S.A. (6)	Serra das Vacas I	Chesf (49%)	PE	23,9	12,2	22.908	23.517	30.419	34.507	dez/15	jun/49	12,20	146,27	-
Eólica Serra das Vacas II S.A. (6)	Serra das Vacas II	Chesf (49%)	PE	22,3	9,9	17.359	18.310	25.690	32.073	dez/15	jun/49	9,90	145,88	-
Eólica Serra das Vacas III S.A. (6)	Serra das Vacas III	Chesf (49%)	PE	22,2	11,0	20.989	19.545	26.393	32.326	dez/15	jun/49	11,00	146,35	-
Eólica Serra das Vacas IV S.A. (6)	Serra das Vacas IV	Chesf (49%)	PE	22,3	10,5	20.290	20.076	26.460	33.110	dez/15	jun/49	10,50	146,42	-
Enerpeixe S.A.	HPU Peixe Angical	Furnas (40%)	TO	498,8	280,5	597.207	339.700	408.022	350.639	jun/06	nov/36	15,01	156,58	265,49
Baguari Geração de Energia S.A.	HPU Baguari	Furnas (15%)	MG	140,0	80,0	5.215	28.848	15.037	53.294	set/09	ago/41	77,07	217,07	3,13
Retiro Baixo Energética S.A.	HPU Retiro Baixo	Furnas (49%)	MG	82,0	38,5	83.611	23.069	221	48.271	mar/10	ago/41	36,00	216,47	2,50
Foz de Chapecó Energia S.A.	HPU Foz de Chapecó	Furnas (40%)	RS/SC	855,0	432,0	1.421.289	1.206.771	1.198.467	1.089.199	out/10	nov/36	432,00	231,45	-
Serra do Facão Energia S.A.	HPU Serra do Facão	Furnas (49,5%)	GO	212,6	182,4	113.508	106.671	78.550	72.964	jul/10	nov/36	122,03	231,45	60,37
Madeira Energia S.A.	HPU Santo Antônio (9)	Furnas (39%)	RO	3.150,4	2.218,0	3.468.985	3.634.245	2.075.666	2.305.323	mar/12	jun/43	1.552,60	137,89	665,40
Tijoá Participações e Investimentos S.A.	HPU Três Irmãos (11)	Furnas (49,9%)	SP	807,5	217,5	909.052,81	485.517,87	574.854,21	705.902	out/14	set/44	(15)	(15)	(15)
Teles Pires Participações S.A.	HPU Teles Pires (10)	Furnas (24,5%) Eletrosul (24,72%)	PA/MT	1.819,8	930,7	506.486	640.950	489.093	1.139.982	nov/15	jun/46	482,29	87,11	85,11
Eólica Livramento S.A. (12)	Wind farm de Cerro Chato IV, V, VI, Ibirapuitã e Trindade	Eletrosul (59%)	RS	25,2	31,1	16.870	20.525	22.899	19.289	nov/13	mar/47	21,85	131,60	0,21
Santa Vitória do Palmar S.A.	Wind farm Geribatu I a X	Eletrosul (49%)	RS	258,0	109,2	174.034	190.927	199.774	215.669	fev/15	abr/47	22,05	132,93	-
Eólica –Chuí Holding S.A.	Wind farm Chuí I a V, e Minuano I e II	Eletrosul (49%)	RS	144,0	59,6	92.611	101.998	102.935	107.682	mai/15	abr/47	22,05	138,97	-
Hermenegildo I S.A.	Wind farm Verace 24 a 27	Eletrosul (99,99%)	RS	57,3	24,9	43.507	47.522	47.238	49.761	nov/15	jun/49	1.561,28	148,99	643,82
Hermenegildo II S.A.	Wind farm Verace 28 a 31	Eletrosul (99,99%)	RS	57,3	25,3	39.012	42.850	43.133	46.371	dez/15	jun/49	1.566,78	148,48	638,32
Hermenegildo III S.A.	Wind farm Verace 34 a 36	Eletrosul (99,99%)	RS	48,3	21,0	22.976	36.465	37.354	40.034	dez/15	jun/49	1.549,53	148,36	655,57
Chuí IX S.A.	Wind farm Chuí 09	Eletrosul (99,99%)	RS	17,9	7,4	12.321	13.643	13.418	14.527	out/15	mai/49	1.554,88	148,40	650,22

(1)  The plant has been out of operation since 07/04/2014. The Data Collection System - SCD has been deactivated

(2) Decision obtained by injunction, requesting a preliminary injunction.

(3) The first turbine went into operation in Sep / 2013 with 75MW of installed capacity. In the fourth quarter of 2016, the company totaled 50 machines in operation, resulting in an installed capacity of 3,750 MW. Increase in the physical guarantee of the Jirau HPP due to revision of the hydraulic loss, according to MME Ordinance No. 337, of 11/11/2015.

(4) The shares of the SPEs V. de Santa Joana IX, X, XI, XII, XIII, XV and XIV Energia Renováveis S.A. were merged into Chapada do Piauí I Holding S.A.

(5) The shareholdings of SPEs U.E.E. Caiçara I S.A., U.E.E. Caiçara II S.A., U.E.E. Junco I S.A. and U.E.E. Junco II S.A were merged into Vamcruz I Participações S.A ..

(6) The interests of the SPEs were merged into Serra das Vacas Holding S.A.

(7) The shares of the SPEs V. de Santa Joana I, III, IV, V, VII and Santo Augusto IV Energia Renováveis S.A. were merged into Chapada do Piauí II Holding S.A.

(8) 07 generating units in commercial operation totaling 1988.7 MW in commercial operation, oct of a total of 11,233.10 MW.

(9) 44 units (oct of a total of 50) in operation up to 4Q16, totaling 3,150.43 MW, with a total power of 3,568 MW. Physical guarantee corresponds to operating units.

(10) The concession of Três Irmãos HPP, owned by Cesp and due in November 2011, was not renewed under the terms of Law 12,783 / 2013. In the Auction No. 002/2014 - ANEEL, on March 28, 2014, the FURNAS consortium (49.9%) and FIP CONSTANTINOPLA (50.1%) won the concession for the Três Irmãos HPP concession, By means of a proposal for the contracting of an electric power generation service, by the lower Generation Assept Management Cost (GAG), including the costs of operation, mayntenance, administration, compensation and amortization of the hydroelectric plant, when applicable, under the regime of Deals with art. 8 of Law 12,783 of 11/01/13, for a period of 30 years as of the effective date of the respective Concession Agreement, which was signed on 09/10/2014.

(11) All five generating units are in operation.

(12) In commercial operation 25.2 MW, oct of a total of 79.2 MW available, corresponding to Ibirapuitã park, whose physical guarantee is 11.7 MW. The operation of the other parks is under judicial discussion, due to an accident occurred on 12/2014.

(13) Due to the power plant with a judicial injunction that limits energy billing to a percentage of the physical guarantee in commercial operation, it is not possible to calculate marketable energy in advance. Currently installed capacity in commercial operation is 1,295MW

(14) SPEs had the physical guarantee adjusted after the auction with the contracted energy being greater than the current physical guarantee.

(15) Tijoá operates the Três Irmãos HPP under the Special Administration regime (Law no. 12,783 / 2013).

(16) The BSP de Barro and Baraúnas II Wind Spas come from Auction A-5, with 100% energy sales contracts in the ACR for delivery starting in May 2018. Since these wind farms were in operation in advance, the energy Is being sold in the FCE.

XI.1.1.2  Energy Sold

SPE	Eletrobras Companies (%)	Buyer	Sell Type	1Q16		2Q16		3Q16		4Q16
				R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24,5%) Chesf (24,5%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	62.00	332,274	60.00	314,225	62.00	313,960	66.94	330,789
Amapari Energia S.A. (1)	Eletronorte (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24,5%) Furnas (24,5%)	Eletrobras System	A	5.70	26,401	8.60	39,822	15.09	63,811	13.79	58,336
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	Eletrobras System	A	6.31	28,918	7.71	35,340	13.59	57,206	13.06	54,967
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	Eletrobras System	A	6.26	28,645	8.17	37,355	13.64	57,329	12.05	50,640
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
ESBR Participações S.A. (3)	Chesf (20%) Eletrosul (20%)	Eletrobras System	A	63.19	532,235	61.75	560,308	68.26	673,711	50.72	363,135
			B	101.06	470,195	101.02	469,979	102.13	535,398	109.44	474,929
		Others	A	356.70	2,981,698	331.63	2,857,059	341.65	3,232,042	353.29	3,049,295
			B	171.75	799,078	136.29	634,085	153.19	803,097	161.95	693,010
Norte Energia S.A. (8)	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	98.05	880,524	265.85	2,218,022	364.14	3,010,135
			B	-	-	-	-	-	-	-	-
Pedra Branca S.A.	Chesf (49%)	Eletrobras System	A	2.76	15,078	2.76	15,078	2.76	15,078	2.99	15,078
			B	-	-	-	-	-	-	-	-
		Others	A	2.13	11,640	2.13	11,640	2.13	11,640	2.31	11,640
			B	-	-	-	-	-	-	-	-
São Pedro do Laug S.A.	Chesf (49%)	Eletrobras System	A	2.98	16,314	2.98	16,314	2.98	16,314	3.24	16,314
			B	-	-	-	-	-	-	-	-
		Others	A	2.30	12,594	2.30	12,594	2.30	12,594	2.50	12,594
			B	-	-	-	-	-	-	-	-
Septe Gameleiras S.A.	Chesf (49%)	Eletrobras System	A	2.82	15,449	2.82	15,449	2.82	15,449	3.06	15,449
			B	-	-	-	-	-	-	-	-
		Others	A	2.18	11,926	2.18	11,926	2.18	11,926	2.37	11,926
			B	-	-	-	-	-	-	-	-
Baraúnas I Energética S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	3.16	23,396	3.16	23,396	3.62	26,791	3.62	26,791
			B	-	-	-	-	-	-	-	-
Mussambê Energética S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	3.13	23,150	3.13	23,150	3.38	25,034	3.38	25,034
			B	-	-	-	-	-	-	-	-
Morro Branco I Energética S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	3.24	23,992	3.24	23,992	3.71	27,450	3.71	27,450
			B	-	-	-	-	-	-	-	-
Banda de Couro Energética S.A.	Chesf (49%)	Eletrobras System	A	0.09	576	0.09	576	2.55	17,589	1.67	11,542
			B	-	-	-	-	-	-	-	-
		Others	A	0.70	4,784	0.70	4,784	2.65	18,303	1.71	11,812
			B	-	-	-	-	-	-	-	-
Baraúnas II Energética S.A.	Chesf (1,76%)	Eletrobras System	A	0.07	488	0.07	488	2.21	15,483	1.37	9,592
			B	-	-	-	-	-	-	-	-
		Others	A	0.59	4,052	0.59	4,052	2.30	16,130	1.42	9,982
			B	-	-	-	-	-	-	-	-
V. de Santa Joana IX Energia Renováveis S.A. (4)	Chesf (1,56%)	Eletrobras System	A	3.70	28,842	3.70	28,829	3.70	28,829	3.96	29,132
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana X Energia Renováveis S.A. (4)	Chesf (49%)	Eletrobras System	A	3.81	29,716	3.81	29,702	3.81	29,702	4.16	30,015
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana XI Energia Renováveis S.A. (4)	Chesf (49%)	Eletrobras System	A	3.95	30,809	3.95	30,794	3.95	30,794	4.00	31,119
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana XII Energia Renováveis S.A. (4)	Chesf (49%)	Eletrobras System	A	4.29	33,431	4.29	33,415	4.29	33,415	4.68	33,767
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana XIII Energia Renováveis S.A. (4)	Chesf (49%)	Eletrobras System	A	3.76	29,279	3.75	29,266	3.75	29,266	4.08	29,574
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana XV Energia Renováveis S.A. (4)	Chesf (49%)	Eletrobras System	A	4.20	32,775	4.20	32,760	4.20	32,760	4.59	33,105
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana XVI Energia Renováveis S.A. (4)	Chesf (49%)	Eletrobras System	A	4.29	33,431	4.29	33,415	4.29	33,415	4.68	33,767
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana I Energia Renováveis S.A. (7)	Chesf (49%)	Eletrobras System	A	4.27	31,767	5.04	32,105	5.10	32,458	5.10	32,443
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana III Energia Renováveis S.A. (7)	Chesf (49%)	Eletrobras System	A	3.89	28,957	4.89	31,231	4.64	29,587	4.63	29,574
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana IV Energia Renováveis S.A. (7)	Chesf (49%)	Eletrobras System	A	4.12	30,686	4.87	31,013	4.92	31,354	4.92	31,339
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana V Energia Renováveis S.A. (7)	Chesf (49%)	Eletrobras System	A	4.09	30,470	4.83	30,794	4.88	31,133	4.88	31,119
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santa Joana VII Energia Renováveis S.A. (7)	Chesf (49%)	Eletrobras System	A	4.30	31,983	5.07	32,323	5.13	32,678	5.12	32,664
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
V. de Santo Augusto IV Energia Renováveis S.A. (7)	Chesf (49%)	Eletrobras System	A	4.47	33,279	5.32	34,289	5.28	34,003	5.28	33,988
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
WPP Caiçara I S.A. (5)	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	4.31	29,498	4.31	29,484	4.36	29,808	4.36	29,795
			B	0.53	2,203	0.25	911	0.27	2,023	0.71	2,978
WPP Caiçara II S.A. (5)	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	2.97	20,327	2.97	20,318	3.00	20,541	3.00	20,532
			B	0.10	439	0.05	167	- 104.16	- 1	- 62.12	- 0
WPP Junco I S.A. (5)	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	3.89	26,443	3.89	26,431	3.94	26,721	3.93	26,709
			B	0.32	1,336	0.15	560	0.14	1,020	0.38	1,508
WPP Junco II S.A (5)	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	3.65	24,911	3.65	24,900	3.69	25,173	3.69	25,162
			B	0.62	2,568	0.28	1,039	0.35	2,591	0.91	3,790
Eólica Serra das Vacas I S.A. (6)	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	3.90	26,657	3.90	26,645	3.94	26,938	3.94	26,925
			B	-	-	-	-	-	-	-	-
Eólica Serra das Vacas II S.A. (6)	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	3.16	21,632	3.15	21,622	3.19	21,859	3.19	21,849
			B	0.05	1,166	0.03	375	-	-	0.30	3,234
Eólica Serra das Vacas III S.A. (6)	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	3.77	25,764	3.52	24,024	3.55	24,288	3.55	24,277
			B	0.02	563	0.00	70	-	-	0.19	2,884
Eólica Serra das Vacas IV S.A. (6)	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	3.72	25,392	3.36	22,932	3.39	23,184	3.39	23,174
			B	0.04	971	0.02	260	-	-	0.27	3,152
Enerpeixe S.A.	Furnas (40%)	Eletrobras System	A	-	-	-	-	0.29	4,435	1.55	10,570
			B	-	-	-	-	-	-	25.97	162,960
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
Baguari Geração de Energia S.A.	Furnas (15%)	Eletrobras System	A	0.30	1,519	0.30	1,502	0.30	1,592	0.40	1,724
			B	-	-	-	-	-	-	-	-
		Others	A	16.62	84,946	15.84	78,924	16.43	78,802	17.53	82,569
			B	-	-	-	-	-	-	-	-
Retiro Baixo Energética S.A.	Furnas (49%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	16.30	83,446	15.61	77,579	15.68	75,636	16.83	79,564
			B	0.45	2,185	0.45	2,184	0.46	2,208	0.46	2,207
Foz de Chapecó Energia S.A.	Furnas (40%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	117.77	549,239	120.48	577,598	133.06	587,441
			B	-	-	86.17	377,395	80.52	377,395	89.86	381,542
Serra do Facão Energia S.A.	Furnas (49,5%)	Eletrobras System	A	3.81	18,024	4.21	19,324	4.51	21,288	9.56	41,885
			B	-	-	-	-	-	-	-	-
		Others	A	54.04	259,320	88.63	240,686	52.68	236,666	85.21	225,670
			B	27.30	124,827	32.96	150,696	30.39	138,960	24.62	112,557
Madeira Energia S.A.	Furnas (39%)	Eletrobras System	A	28.35	75,865	29.96	77,650	32.72	83,280	34.73	256,757
			B	-	-	-	-	-	-	-	-
		Others	A	401.02	3,391,271	387.92	3,215,459	408.72	3,272,828	438.68	3,264,929
			B	279.70	1,365,312	333.32	1,530,958	345.84	1,546,525	377.73	1,785,279
Tijoá Participações e Investimentos S.A.	Furnas (49,9%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-	-	-
			B	-	-	-	-	-	-	-	-
Teles Pires Participações S.A.	Furnas (24,5%) Eletrosul (24,72%)	Eletrobras System	A	16.77	209,464	16.57	148,764	17.54	154,042	12.75	152,446
			B	26.38	139,876	28.85	139,812	29.16	141,348	44.47	302,526
		Others	A	117.70	1,508,821	116.76	1,505,175	122.69	1,531,963	110.12	1,297,987
			B	27.46	145,585	30.02	145,518	30.35	147,117	46.28	314,874
Eólica Livramento S.A. (12)	Eletrosul (59%)	Eletrobras System	A	0.24	1,824	0.29	2,219	0.33	2,476	0.27	2,086
			B	-	-	-	-	-	-	-	-
		Others	A	1.98	15,046	2.41	18,306	2.69	20,423	2.26	17,204
			B	-	-	-	-	-	-	-	-
Santa Vitória do Palmar S.A.	Eletrosul (49%)	Eletrobras System	A	2.50	18,817	2.74	20,643	2.87	21,600	3.10	23,318
			B	-	-	-	-	-	-	-	-
		Others	A	20.63	155,218	22.64	170,284	23.68	178,174	25.57	192,351
			B	-	-	-	-	-	-	-	-
Eólica –Chuí Holding S.A.	Eletrosul (49%)	Eletrobras System	A	1.39	10,013	1.53	11,028	1.55	11,129	1.62	11,643
			B	-	-	-	-	-	-	-	-
		Others	A	11.48	82,598	12.64	90,970	12.76	91,806	13.35	96,040
			B	-	-	-	-	-	-	-	-
Hermenegildo I S.A.	Eletrosul (99,99%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	2.33	15,506	2.33	15,506	2.35	15,677	2.35	15,670
		Others	A	6.31	42,370	6.31	42,370	6.38	42,835	6.38	42,816
			B	-	-	-	-	-	-	-	-
Hermenegildo II S.A.	Eletrosul (99,99%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	2.52	16,817	2.52	16,817	2.54	17,002	2.54	16,994
		Others	A	6.13	41,278	6.13	41,278	6.20	41,731	6.19	41,712
			B	-	-	-	-	-	-	-	-
Hermenegildo III S.A.	Eletrosul (99,99%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	2.16	14,414	2.16	14,414	2.18	14,573	2.18	14,566
		Others	A	5.05	34,070	5.05	34,070	5.11	34,445	5.11	34,429
			B	-	-	-	-	-	-	-	-
Chuí IX S.A.	Eletrosul (99,99%)	Eletrobras System	A	-	-	-	-	-	-	-	-
			B	0.75	5,023	0.75	5,023	0.76	5,078	0.75	5,023
		Others	A	1.78	12,012	1.78	12,012	1.80	12,144	1.80	12,139
			B	-	-	-	-	-	-	-	-

A –Sale of energy in the regulated environment - revenues from quotas.

 B - Through free market contracts or bilateral contracts.

XI.1.1.3 Average Rate – R$/MWh

SPE	Eletrobras Companies (%)	1Q16	2Q16	3Q16	4Q16
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24,5%) Chesf (24,5%)	186.57	191.85	197.46	202.11
Amapari Energia S.A. (1)	Eletronorte (49%)	-	0.00	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24,5%) Furnas (24,5%)	217.22	217.22	236.43	236.43
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	218.22	218.22	237.52	237.52
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	218.65	218.65	237.99	237.99
ESBR Participações S.A. (3)	Chesf (20%) Eletrosul (20%)	144.82	139.49	126.85	147.45
Norte Energia S.A. (8)	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	34.81	111.35	119.86	120.97
Pedra Branca S.A.	Chesf (49%)	188.48	188.48	188.48	198.37
São Pedro do Laug S.A.	Chesf (49%)	188.48	188.48	188.48	198.37
Septe Gameleiras S.A.	Chesf (49%)	188.48	188.48	188.48	198.37
Baraúnas I Energética S.A.	Chesf (49%)	135.09	135.09	139.13	147.22
Mussambê Energética S.A.	Chesf (49%)	135.09	135.09	139.13	147.22
Morro Branco I Energética S.A.	Chesf (49%)	135.09	135.09	139.13	147.22
Banda de Couro Energética S.A.	Chesf (49%)	143.44	143.44	143.44	143.44
Baraúnas II Energética S.A.	Chesf (1,76%)	141.31	141.31	141.31	141.31
V. de Santa Joana IX Energia Renováveis S.A. (4)	Chesf (1,56%)	128.28	128.28	128.28	139.79
V. de Santa Joana X Energia Renováveis S.A. (4)	Chesf (49%)	128.28	128.28	128.28	139.79
V. de Santa Joana XI Energia Renováveis S.A. (4)	Chesf (49%)	128.28	128.28	128.28	139.79
V. de Santa Joana XII Energia Renováveis S.A. (4)	Chesf (49%)	128.28	128.28	128.28	139.79
V. de Santa Joana XIII Energia Renováveis S.A. (4)	Chesf (49%)	128.28	128.28	128.28	139.79
V. de Santa Joana XV Energia Renováveis S.A. (4)	Chesf (49%)	128.28	128.28	128.28	139.79
V. de Santa Joana XVI Energia Renováveis S.A. (4)	Chesf (49%)	128.28	128.28	128.28	139.79
V. de Santa Joana I Energia Renováveis S.A. (7)	Chesf (49%)	134.31	157.11	157.11	157.11
V. de Santa Joana III Energia Renováveis S.A. (7)	Chesf (49%)	134.31	156.67	156.67	156.67
V. de Santa Joana IV Energia Renováveis S.A. (7)	Chesf (49%)	134.31	156.89	156.89	156.89
V. de Santa Joana V Energia Renováveis S.A. (7)	Chesf (49%)	134.31	156.85	156.85	156.85
V. de Santa Joana VII Energia Renováveis S.A. (7)	Chesf (49%)	134.31	156.88	156.88	156.88
V. de Santo Augusto IV Energia Renováveis S.A. (7)	Chesf (49%)	134.31	155.25	155.25	155.25
U.E.E. Caiçara I S.A. (5)	Chesf (49%)	146.27	146.27	146.27	146.27
U.E.E. Caiçara II S.A. (5)	Chesf (49%)	146.17	146.17	146.17	146.17
U.E.E. Junco I S.A. (5)	Chesf (49%)	147.29	147.29	147.29	147.29
U.E.E. Junco II S.A (5)	Chesf (49%)	146.55	146.55	146.55	146.55
Eólica Serra das Vacas I S.A. (6)	Chesf (49%)	146.24	146.28	146.27	146.64
Eólica Serra das Vacas II S.A. (6)	Chesf (49%)	151.57	148.91	145.88	153.75
Eólica Serra das Vacas III S.A. (6)	Chesf (49%)	149.71	147.98	146.35	152.89
Eólica Serra das Vacas IV S.A. (6)	Chesf (49%)	151.10	149.06	146.43	153.73
Enerpeixe S.A.	Furnas (40%)	180.32	136.78	198.82	151.70
Baguari Geração de Energia S.A.	Furnas (15%)	195.66	200.68	206.48	212.42
Retiro Baixo Energética S.A.	Furnas (49%)	195.28	201.42	207.29	211.47
Foz de Chapecó Energia S.A.	Furnas (40%)	224.49	220.09	210.48	230.05
Serra do Facão Energia S.A.	Furnas (49,5%)	211.74	215.90	220.66	224.26
Madeira Energia S.A.	Furnas (39%)	146.73	155.72	160.58	160.38
Tijoá Participações e Investimentos S.A.	Furnas (49,9%)	-	-	-	-
Teles Pires Participações S.A.	Furnas (24,5%) Eletrosul (24,72%)	89.48	93.27	95.23	123.77
Eólica Livramento S.A. (12)	Eletrosul (59%)	131.61	131.61	131.61	131.60
Santa Vitória do Palmar S.A.	Eletrosul (49%)	132.93	132.93	132.93	132.93
Eólica –Chuí Holding S.A.	Eletrosul (49%)	138.97	138.97	138.97	138.97
Hermenegildo I S.A.	Eletrosul (99,99%)	149.31	149.31	149.31	149.31
Hermenegildo II S.A.	Eletrosul (99,99%)	148.83	148.83	148.83	148.83
Hermenegildo III S.A.	Eletrosul (99,99%)	148.72	148.72	148.72	148.72
Chuí IX S.A.	Eletrosul (99,99%)	148.76	148.76	148.76	148.76

XI.1.2 Transmission

XI.1.2.1 Operational Assept

XI.1.2.1.1 Transmission Lines

SPE	From - To	Eletrobras Companies (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 12.31.16 (R$ Million)(1)	Readjustment Index
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SS Portioning Cuiabá	Eletronorte (49%)	193	230	aug/05	feb/34	46.69	11.09%
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	Eletronorte (37%) Chesf (12%)	695	500	may/08	apr/36	139.68	9.32%
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT), SS Juba and SS Maggi - 230/138 kV	Eletronorte (49,71%)	402	230	sept/09	mar/38	24.90	IPCA
Transmissora Matogrossense de Energia S.A. – TME	TL Jauru / Cuiabá, em 230 kV, Mato Grosso	Eletronorte (49%)	348	500	nov/11	nov/39	42.07	9.32%
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SS Silves (ex-Itacoatiara) and SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19,5%)	559	500	mar/13	oct/38	161.94	9.32%
Norte Brasil Transmissora de Energia S.A.	Porto Velho Collector (RO) - Araraquara (SPE)	Eletronorte (49%)	2411.9	600	nov/14	feb/39	278.81	9.32%
Sistema de Transmissão do Nordeste S.A.	Teresina II/PI-Sobral III/CE; Teresina II/PI-Fortaleza II/CE; Sobral III/CE-Fortaleza II/CE	Chesf (49%)	546	500	jan/06	feb/34	177.33	11.09%
Interligação Elétrica do Madeira S.A.	TL Coletora Porto Velho/ Araraquara II, CS	Chesf (24,5%) Furnas (24,5%)	2,375	600	aug/13	feb/39	281.93	9.32%
Interligação Elétrica Garanhuns S.A.	L.Gonzaga/Garanhuns II; Garanhuns II/Campina Grande III; Garanhuns II/Pau Ferro; Garanhuns II/Angelim I	Chesf (49%)	224 190 239 13	500 500 500 230	nov/15 nov/15 dec/15 mar/16	dec/41	96.53	9.32%
Extremoz Transmissora do Nordeste –ETN S.A.	TL Ceará Mirim/João Câmara II TL Ceará Mirim/ Extremoz II TL Ceará Mirim/ Campina III, 500 kV TL Campina Grande III/Campina Grande II, 230 kV	Chesf (100%)	64 19 192 10	500 230 500 230	oct/14 oct/14 may/15 may/15	oct/41	68.42	9.32%
Baguari Energia S.A.	HPU Baguari - SS Baguari	Furnas (15%)	0.8	230	feb/10	aug/41	(2)	(2)
	SS Baguari - Mesquita – Governador Valadares		2.5	230	apr/10	aug/41	(2)	(2)
	SS Baguari – Mesquita		69	230	apr/10	aug/41	(2)	(2)
	SS Baguari - Gov. Valadares		26	230	apr/10	aug/41	(2)	(2)
Centroeste de Minas	Furnas – Pimenta II	Furnas (49%)	62.7	345	mar/10	mar/35	17.13	IGPM
Chapecoense Geração S.A.	SS Foz do Chapecó – Gurita	Furnas (40%)	72.6	230	mar/11	nov/36	(2)	(2)
	SS Foz do Chapecó – SE Xanxerê		77.6	230	mar/11	nov/36	(2)	(2)
	HPU Foz do Chapecó – SE de Foz do Chapecó		1	230	mar/11	nov/36	(2)	(2)
Enerpeixe S.A.	Peixe Angical – Peixe 2	Furnas (40%)	17	500	apr/06	nov/36	(2)	(2)
Goiás Transmissão S.A.	Rio Verde Norte – Trindade	Furnas (49%)	193	500	dec/13	jul/40	54.06	IPCA
	Trindade – Xavantes		37	230	dec/13	jul/40
	Trindade – Carajás		29	230	oct/13	jul/40
MGE Transmissão S.A.	Mesquita - Viana 2	Furnas (49%)	248	500	jun/14	jul/40	32.10	IPCA
	Viana 2 – Viana		10	345	jun/14	jul/40
Retiro Baixo Energética S.A.	HPU Retiro Baixo – SE Curvelo	Furnas (49%)	45	138	oct/10	aug/41	(2)	(2)
Serra do Facão Energia S.A.	HPU Serra do Facão – SE Celg de Catalão	Furnas (49,5%)	32	138	oct/10	nov/36	(2)	(2)
Transenergia Renovável S.A.	Barra dos Coqueiros – Quirinópolis	Furnas (49%)	52.3	230	apr/11	apr/39	53.68	IPCA
	Quirinópolis - TPU Quirinópolis		34.4	138	may/11	jun/25
	Quirinópolis - TPU Boavista		16.7	138	may/11	jun/25
	Chapadão – Jataí		131.5	230	dec/12	apr/39
	Jataí – Mineiros		61.4	138	dec/12	jun/25
	Jataí - TPU Jataí		51.2	138	dec/12	jun/25
	Jataí - TPU Água Emendada		32.6	138	dec/12	jun/25
	Mineiros - Morro Vermelho		45.2	138	dec/12	jun/25
	Morro Vermelho - TPU Morro Vermelho		31	138	dec/12	jun/25
	Morro Vermelho - TPU Alto Taquari		30.2	138	jun/13	jun/25
	Palmeiras – Edéia		57	230	may/13	apr/39
	Edéia - TPU Tropical Bionenergia I		48.7	138	may/13	jun/25
Transirapé	Irapé – Araçuaí	Furnas (24,5%)	65	230	may/07	mar/35	29.20	IGPM
Transleste	Montes Claros – Irapé	Furnas (24,5%)	138	345	dec/06	feb/34	40.17	IGPM
Transudeste	Itutinga – Juiz de Fora	Furnas (25%)	140	345	feb/07	mar/35	24.90	IGPM
Transenergia Goiás S.A.	Niquelândia - Barro Alto	Furnas (99%)	88	230	may/16	nov/39	12.04	IPCA
Energia Olímpica S.A.	Barra da Tijuca – SS Olímpica;	Furnas (49,9%)	10.8	138	may/15	n/a	(2)	(2)
	Gardênia – SS Olímpica		2.9	138	may/15	n/a	(2)	(2)
Paranaíba Transmissora de Energia S.A.	Luziânia - Pirapora II	Furnas (24,5%)	350	500	may/16	may/43	40.27	IPCA
	Rio das Éguas - Luziânia		373	500	jul/16	may/43
Laug Azul Transmissora S.A.	Barro Alto - Itapaci	Furnas (49,9%)	69	230	sept/16	may/44	3.84	IPCA
Vale do São Bartolomeu Transmissora de Energia S.A.	Samambaia - Brasília Sul	Furnas (39%)	14	345	may/16	oct/43	34.47	IPCA
Triângulo Mineiro Transmissora S.A.	Marimbondo II - Assis	Furnas (49%)	296.5	500	dec/16	aug/43	29.01	IPCA
Etau	Campos Novos (SC) – Barra Grande (SC) – Lauga Vermelha (RS) – Santa Marta (RS)	Eletrosul (27,42%)	188	230	jul/05	dec/32	23.39	IGPM
Uirapuru	Ivaiporã (PR) – Londrina (PR))	Eletrosul (75%)	120	525	jul/06	mar/35	30.59	IGPM
Transmissora Sul Brasileira de Energia – TSBE	Salto Santiaug – Itá	Eletrosul (80%)	188	525	feb/14	may/42	16.16	IPCA
	Itá – Nova Santa Rita		307	525	aug/14	jan/00	25.94
	Nova Santa Rita – Camaquã		121	230	dec/14	jan/00	6.30
	Camaquã – Quinta		167	230	dec/14	jan/00	7.34
Costa Oeste	Cascavel Oeste – Umuarama, CS	Eletrosul (49%)	151.5	230	sept/14	jan/42	8.69	IPCA
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo – Marmeleiro, CS	Eletrosul (51%)	152	525	dec/14	aug/42	16.79	IPCA
	Nova santa Rita – Povo Novo, CS		268	525	mar/15	jan/00	29.01
	Marmeleiro – Santa Vitória do Palmar		48	525	dec/14	jan/00	5.37
Marumbi Transmissora de Energia S.A.	Curitiba / Curitiba Leste (PR)	Eletrosul (20%)	29.04	525	jun/15	may/42	3.28	IPCA
Fronteira Oeste Transmissora de Energia S.A. (Fote)	Portioning TL Alegrete 1 - Santa Maria 1	Eletrosul (51%)	1.95	138	may/16	jan/44	(3)	IPCA
(1) Last readjustment on 07/01/2016
(2) There is no RAP because facilities are of limited interest to the generating plant. (3) The Sectional Revenue is considered in the Amplification of the SE Santa Maria

XI.1.2.1.2 Substations

SPE	Substation	Eletrobras Companies (%)	Transformation Capacity - MVA	Beginning of Operation	End of Concession	AAR on 12.31.16 (R$ million)(1)	Readjustment Index
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	SS Portioning Cuiabá	Eletronorte (49%)	n/a	aug/05	feb/34	46.69	11%
BRASNORTE Transmissora de Energia S.A.	SS Juba SS Maggi - 230/138 kV	Eletronorte (49,71%)	300 100	sept/09	mar/38	24.90	IPCA
Manaus Transmissora de Energia S.A.	SS Silves (ex-Itacoatiara) SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19,5%)	150 1800	mar/13	oct/38	161.94	9%
INTESA - Integração Transmissora de Energia S.A.	SS Peixe 2 SS Serra da Mesa 2	Eletronorte (37%) Chesf (12%)	-	may/08	apr/36	139.68	9%
Transmissora Matogrossense de Energia S.A. – TME (9)	SS Jauru 500/230 kV	Eletronorte (49%)	750	nov/11	nov/39	42.07	9%
Interligação Elétrica do Madeira S.A.	Retifier Station CA/CC from 500 kV to +/- 600 kV; Inverter Station CC/CA from +/- 600 kV to 500 kV.	Chesf (24,5%) Furnas (24,5%)	3150 2950	may/14	feb/39	243.65	9.32%
TDG – Transmissora Delmiro Gouveia S.A.	SS – Pecém II, de 500/230 kV; SS – Aquiraz, de 230/69 kV	Chesf (49%)	3600 450	oct/13	jul/40	26.90	9.32%
Interligação Elétrica Garanhuns S.A.	SS – Garanhuns, 500/230 kV SS – Pau Ferro, 500/230 kV	Chesf (49%)	600 1500	nov/15 dec/15	dec/41	(2)	(2)
Extremoz Transmissora do Nordeste - ETN S.A.	SS – João Câmara II, 500/138 kV SS – Ceará Mirim, 500/230 kV SS – Campina Grande III, 500/230 kV	Chesf (100%)	1.800 900 1.200	oct/14 oct/14 may/15	oct/41	(2)	(2)
Luziânia Niquelândia Transmissora S.A.	SS Luziânia	Furnas (49%)	225	jun/14	may/42	15.37	IPCA
Luziânia Niquelândia Transmissora S.A.	SS Niquelândia		30	aug/15	may/42
Energia Olímpica S.A.	SS Olímpica 138/13,8 kV	Furnas (49,9%)	120	may/15	n/a	N/A	N/A
Caldas Novas Transmissão S.A. (3)	Expansion of SS Corumbá	Furnas (49%)	150	jul/13	jun/41	4.33	IPCA
Baguari Energia S.A.	SS da Usina de Baguari	Furnas (15%)	155.6	aug/06	aug/41	N/A	N/A
Chapecoense Geração S.A.	SS da Usina de Foz do Chapecó	Furnas (40%)	978	nov/01	nov/36	N/A	N/A
Enerpeixe S.A.	SS da Usina de Peixe Angical	Furnas (40%)	525	nov/01	nov/36	N/A	N/A
Goiás Transmissão S.A.	SS Trindade	Furnas (49%)	1200	nov/13	jul/40	(4)	(4)
Madeira Energia S.A.	SS da Usina de Santo Antônio	Furnas (39%)	3630	aug/07	jun/43	N/A	N/A
MGE Transmissão S.A.	Viana 2	Furnas (49%)	900	aug/14	jul/40	(4)	(4)
Retiro Baixo Energética S.A.	SS da Usina de Retiro Baixo	Furnas (49%)	100	auo/06	aug/41	N/A	N/A
Serra do Facão Energia S.A.	SS da Usina de Serra do Facão	Furnas (49,5%)	236.4	nov/01	nov/36	N/A	N/A
Transenergia Renovável S.A	Edéia	Furnas (49%)	150	feb/12	jun/25	(4)	(4)
	Jataí		450	dec/12	jun/25	(4)	(4)
	Mineiros		0	dec/12	jun/25	(4)	(4)
	Morro Vermelho		0	dec/12	jun/25	(4)	(4)
	Quirinópolis		225	apr/11	jun/25	(4)	(4)
Transenergia São Paulo S.A	Itatiba	Furnas (49%)	800	aug/12	nov/39	19.12	IPCA
Interligação Elétrica do Madeira S.A.	Estação Retificadora CA/CC de 500 kV para +/- 600 kV	Furnas (24,5%)	3832	may/14	feb/39	243.65	IPCA
	Estação Inversora CC/CA de +/- 600 kV para 500 kV		3632	may/14	feb/39
Triângulo Mineiro Transmissora S.A.	SS Marimbondo II	Furnas (49%)	(5)	dec/16	aug/43	(4)	(4)
	SS Assis		(6)	dec/16	aug/43
Etau (7)	Lauga Vermelha 2 230/138KV; Barra Grande 230/138 KV; Santa Marta 230 KV - Line Entry; Expansion Lauga Vermelha 2 230/138KV;	Eletrosul (27,42%)	150 - - 150	apr/05 jul/05 jul/05 oct/16	dec/32	21.94	IGPM
Transmissora Sul Brasileira de Energia – TSBE	Expansion SS 525 KV Salto Santiaug; Expansion SS 525 kV Itá Expansion SS 525/230kV; Nova Santa Rita; Camaquã 3 230/69Kv ; Expansion SS 230 kV Quinta	Eletrosul (80%)	- - - 166 -	feb/14 aug/14 aug/14 dec/14 dec/14	may/42	12.44	IPCA
Costa Oeste (8)	Umuarama 230/138 kV	Eletrosul (49%)	300	jul/14	jan/42	4.06	IPCA
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo525/230 kV; Santa Vitória do Palmar 525/138 kV; Marmeleiro 525 kV – Synchronous Compensator ±200 Mvar; Expansion SS Nova Santa Rita 525kV.	Eletrosul (51%)	672 75 - -	dec/14 dec/14 dec/14 apr/15	aug/42	52.84	IPCA
Marumbi Transmissora de Energia S.A.	Curitiba Leste - 525/230 KV	Eletrosul (20%)	672	jun/15	may/42	14.63	IPCA
Fronteira Oeste Transmissora de Energia S.A. (Fote)	SS Expansion Santa Maria 3, 230/138 kV	Eletrosul (51%)	166	may/16	jan/44	1.65	IPCA

(1) Last readjustment on 07/01/2016

(2) The value of the active RAP of the Substations is informed together with that of the Transmission Line.

(3) This venture consists in the expansion of SE Corumbá.

(4) Remuneration embedded in the RAP of the transmission line.

(5) 4 single phase reactors of 45.3 MVAr each.

(6) 7 single-phase reactors of 45.3 MVAr each.

(7) Entries of lines and inscriptions associated to the Campos Novos - Santa Marta LT located in the substations

(8) Commercial operation by sharing with Copel (LT Caiuá).

(9) RAP was published in Resolution No. 2,098 of 06/28/16 - Annex V, however, it only comes into force with the commencement of operation of the company scheduled for June 2, 2017, according to resolution. The readjustment index was considered in relation to RAP published in the Authorization Resolution of the enterprise.

XI.2 Financing and Loans – R$ million

SPE	Eletrobras Companies (%)	BNDES (a)							Outros Credores (b)							Total (a+b)
		2017	2018	2019	2020	2021	2022	After 2022	2017	2018	2019	2020	2021	2022	After 2022
Belo Monte Transmissora de Energia S.A	Eletronorte (24,5%)	780,00	-	-	-	-	-	-	983,00	-	-	-	-	-	-	1.763,00
	Furnas (24,5%)
Energética Águas da Pedra S.A.	Eletronorte (24,5%)	34,00	33,70	33,40	33,40	33,40	33,40	135,70	-	-	-	-	-	-	-	337,00
	Chesf (24,5%)
Norte Brasil Transmissora de Energia S.A.	Eletronorte (49%)	71,98	71,98	71,98	71,98	71,98	71,98	431,88	28,54	28,54	28,54	28,54	28,54	28,54	142,72	1.177,72
Manaus Transmissora de Energia S.A.	Eletronorte (30%)	31,83	31,83	31,83	31,83	31,83	31,83	135,28	34,77	34,77	34,77	34,77	34,77	34,77	278,11	813,01
	Chesf (19,5%)
Transmissora Matogrossense de Energia S.A.	Eletronorte (49%)	26,38	23,24	20,11	16,98	14,10	10,71	10,41	33,94	30,90	27,86	24,82	21,78	18,74	18,34	298,29
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24,5%)	24,23	22,19	-	-	-	-	-	-	-	-	-	-	-	-	46,42
	Furnas (24,5%)
Brasventos Miassaba 3 Geradora de Energia S.A.	Eletronorte (24,5%)	24,40	22,33	-	-	-	-	-	-	-	-	-	-	-	-	46,73
	Furnas (24,5%)
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24,5%)	25,54	23,38	-	-	-	-	-	-	-	-	-	-	-	-	48,92
	Furnas (24,5%)
Norte Energia S.A.	Eletronorte (19,98%)	413,43	453,91	563,23	638,42	638,42	638,42	11.893,35	217,45	280,11	379,79	439,16	439,16	439,16	8.181,20	25.615,20
	Chesf (15%)
	Eletrobras Holding (15%)
Linha Verde Transmissora de Energia S.A.	Eletronorte (100%)	-	-	-	-	-	-	-	194,39	186,76	-	-	-	-	-	381,15
Companhia Energética Sinop S.A.	Eletronorte (24,5%)	-	19,00	37,00	37,00	37,00	37,00	573,00	-	-	-	-	-	-	-	740,00
	Chesf (24,5%)
Integração Transmissora de Energia S.A	Eletronorte (12%)	31,60	31,15	31,15	25,96	-	-	-	-	-	-	-	-	-	-	119,85
	Chesf (12%)
Sistema de Transmissão Nordeste S.A.	Chesf (49%)	-	-	-	-	-	-	-	20,44	21,42	22,53	23,71	18,25	13,50	21,35	141,20
Interligação Elétrica do Madeira S.A.	Chesf (24,5%)	120,11	120,11	120,11	120,11	120,11	116,35	660,03	20,60	41,71	60,47	74,54	79,23	83,93	380,81	2.118,25
	Furnas (24,5%)
Interligação Elétrica Garanhuns S.A.	Chesf (49%)	33,35	32,47	32,47	32,47	32,47	32,47	118,61	-	-	-	-	-	-	-	314,30
Transmissora Delmiro Gouveia S.A.	Chesf (49%)	-	-	-	-	-	-	-	3,00	4,00	4,00	5,00	6,00	7,00	134,00	163,00
ESBR Participações S.A.	Chesf (20%)	171,72	167,09	186,82	205,45	225,93	248,44	4.390,04	173,38	168,70	188,63	207,43	228,11	250,84	4.432,41	11.244,97
	Eletrosul (20%)
São Pedro do Lago S.A.	Chesf (49%)	5,12	5,12	5,12	5,12	5,12	5,12	35,01	-	-	-	-	-	-	-	65,73
Pedra Branca S.A.	Chesf (49%)	4,97	4,97	4,97	4,97	4,97	4,97	33,95	-	-	-	-	-	-	-	63,77
Sete Gameleiras S.A.	Chesf (49%)	4,98	4,98	4,98	4,98	4,98	4,98	34,05	-	-	-	-	-	-	-	63,93
Baraúnas I Energética S.A.	Chesf (49%)	4,92	4,92	4,92	4,92	4,92	4,92	45,53	-	-	-	-	-	-	-	75,05
Morro Branco I Energética S.A.	Chesf (49%)	5,13	5,13	5,13	5,13	5,13	5,13	47,47	-	-	-	-	-	-	-	78,25
Mussambê Energética S.A.	Chesf (49%)	4,49	4,49	4,49	4,49	4,49	4,49	41,57	-	-	-	-	-	-	-	68,51
Chapada do Piauí I Holding (1)	Chesf (49%)	19,27	-	0,36	0,36	0,22	0,07	81,45	19,27	21,10	23,42	25,51	27,61	29,88	516,89	765,41
Chapada do Piauí II Holding (2)	Chesf (49%)	36,40	37,09	37,76	38,44	39,12	39,79	342,55	-	-	-	-	-	-	-	571,15
Eólica Serra das Vacas Holding (3)	Chesf (49%)	31,23	31,73	32,25	32,80	33,36	33,95	361,83	4,45	7,17	7,67	9,56	9,63	10,21	129,53	735,36
Vamcruz I	Chesf (49%)	-	-	-	-	-	-	-	53,36	36,42	32,95	31,76	30,49	29,26	218,13	432,37
Baraúnas II Energética S.A.	Chesf (1,6%)	3,11	3,11	3,11	3,11	3,11	3,11	30,84	-	-	-	-	-	-	-	49,50
Banda de Couro Energética S.A.	Chesf (1,8%)	4,30	4,30	4,30	4,30	4,30	4,30	42,60	2,00	-	-	-	-	-	-	70,40
Foz do Chapecó	Furnas (40%)	853,69	766,13	678,57	591,01	503,46	415,90	328,34	438,51	393,53	348,56	303,58	258,61	213,53	168,66	6.262,08
Enerpeixe	Furnas (40%)	-	-	-	-	-	-	-	354,00	177,00	-	-	-	-	-	531,00
Santo Antônio	Furnas (39%)	534,12	609,20	616,71	616,71	8.042,97	-	-	49,26	46,05	46,05	46,05	424,77	-	-	11.031,89
Teles Pires	Furnas (24,5%)	1.174,12	1.145,89	1.094,86	1.042,12	987,36	-	-	1.917,00	1.837,00	1.735,00	1.631,00	1.525,00	-	-	14.089,35
	Eletrosul (24,72%)
Centro Oeste de Minas	Furnas (49%)	14,39	11,89	9,25	6,59	3,75	-	-	-	-	-	-	-	-	-	45,88
Serra do Facão	Furnas (49,5%)	371,47	333,27	295,07	256,86	218,66	-	-	-	-	-	-	-	-	-	1.475,34
Retiro Baixo	Furnas (49%)	108,93	96,76	84,15	71,19	57,81	-	-	-	-	-	-	-	-	-	418,84
Goiás Transmissão	Furnas (49%)	102,19	92,29	82,03	72,49	62,60	52,70	-	98,77	96,75	90,71	84,66	78,61	73,91	-	987,71
MGE Transmissão	Furnas (49%)	81,93	72,91	63,89	54,87	45,85	36,83	-	-	-	-	-	-	-	-	356,29
Transenergia São Paulo	Furnas (49%)	40,17	35,90	31,63	27,36	23,08	18,81	-	-	-	-	-	-	-	-	176,95
Transenergia Renovável	Furnas (49%)	104,40	92,68	80,97	69,25	57,54	45,82	-	-	-	-	-	-	-	-	450,65
Triângulo Mineiro Transmissão S.A.	Furnas (49%)	-	-	-	-	-	-	-	154,92	123,95	102,55	80,17	56,78	-	-	518,37
Vale de São Bartolomeu Transmissão S.A.	Furnas (39%)	-	-	-	-	-	-	-	144,13	116,11	94,48	72,09	48,89	-	-	475,70
Mata de Santa Genebra S.A.	Furnas (49,9%)	-	1,00	2,00	3,00	4,00	5,00	6,00	489,00	-	-	-	-	-	-	510,00
Companhia Transirapé de Transmissão S.A.	Furnas (24,5%)	4,00	3,56	3,07	2,59	2,10	-	-	24,32	20,39	15,97	11,60	8,30	-	-	95,88
Companhia Transleste de Transmissão S.A.	Furnas (24,5%)	-	-	-	-	-	-	-	58,68	42,58	26,49	13,43	10,22	-	-	151,40
Companhia Transudeste de Transmissão S.A.	Furnas (25%)	-	-	-	-	-	-	-	19,00	-	-	-	-	-	-	19,00
São Manoel	Furnas (33,33%)	4,00	-	47,00	50,00	253,00	253,00	-	-	-	-	-	-	-	-	607,00
Paranaíba Transmissora de Energia S.A.	Furnas (24,5%)	580,03	560,99	538,97	513,67	484,75	-	-	-	-	-	-	-	-	-	2.678,42
Caldas Novas Transmissão S.A.	Furnas (49%)	11,33	9,97	8,60	7,24	6,28	-	-	-	-	-	-	-	-	-	43,42
Itaguaçu da Bahia Energias Renováveis S.A.	Furnas (49%)	-							-							-
Uirapuru Transmissora de Energia S.A.	Eletrosul (75%)	-	-	-	-	-	-	-	6,23	1,56	-	-	-	-	-	7,79
Transmissora Sul Litorânea de Energia S.A.	Eletrosul (51%)	37,23	37,23	37,23	37,23	37,23	37,23	194,24	-	1,00	2,00	3,00	4,00	5,00	6,00	438,62
Transmissora Sul Brasileira de Energia S.A.	Eletrosul (80%)	20,30	20,30	20,30	20,30	20,30	20,30	81,59	0,32	1,91	4,52	6,38	7,97	8,50	75,87	308,86
Santa Vitória do Palmar Holding S.A.	Eletrosul (49%)	16,89	18,26	19,72	21,43	23,41	25,28	281,12	10,97	9,11	10,91	13,97	17,11	20,87	230,75	719,80
Marumbi Transmissora de Energia S.A.	Eletrosul (20%)	7,39	6,95	6,67	6,40	6,05	5,80	3,91	-	-	-	-	-	-	-	43,17
Livramento Holding S.A.	Eletrosul (59%)	3,38	3,38	3,38	3,38	3,38	3,38	21,13	-	-	-	-	-	-	-	41,41
Chuí Holding S.A.	Eletrosul (49%)	23,20	23,20	23,20	23,20	23,20	23,20	185,60	-	-	-	-	-	-	-	324,80
Costa Oeste Transmissora de Energia S.A.	Eletrosul (49%)	4,78	4,13	3,93	3,59	3,05	2,87	5,08	-	-	-	-	-	-	-	27,43
Fronteira Oeste Transmissora de Energia	Eletrosul (51%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Chuí IX	Eletrosul (99,99%)	3,57	3,57	3,57	3,57	3,57	3,57	6,45	1,64	1,64	1,64	1,64	1,64	1,64	2,28	39,99
Hermenegildo I	Eletrosul (99,99%)	12,38	12,38	12,38	12,38	12,38	12,38	22,36	5,70	5,70	5,70	5,70	5,70	5,70	7,91	138,79
Hermenegildo II	Eletrosul (99,99%)	12,39	12,39	12,39	12,39	12,39	12,39	22,37	5,71	5,71	5,71	5,71	5,71	5,71	7,92	138,84
Hermenegildo III	Eletrosul (99,99%)	10,55	10,55	10,55	10,55	10,55	10,55	19,06	4,86	4,86	4,86	4,86	4,86	4,86	6,75	118,29
Empresa de Transmissão do Alto Uruguai S.A.	Eletrosul (51%)	2,22	1,58	1,58	1,05	-	-	-	0,89	10,94	0,97	0,08	-	-	-	19,33
Paraíso Transmissora de Energia S.A.	Eletrosul (24,5%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

1) Investments of the SPEs V. de Santa Joana IX, X, XI, XII, XIII, XV and XIV Energia Renováveis S.A. were merged into Chapada do Piauí I Holding S.A.

(2) The shares of the SPEs V. de Santa Joana I, III, IV, V, VII, Santo Augusto IV Energia Renováveis S.A. were merged into Chapada do Piauí II Holding S.A.

(3) The interests of Serras das Vacas I, II, III and IV SPEs were merged into Serra das Vacas Holding S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.